                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 10-SB

                    General Form for Registration of Securities of Small Business Issuers Under Section 12(b) or 12(g) of
                      The Securities Exchange Act of 1934

                    RESIDENTIAL HEALTHCARE PROPERTIES, INC.
                 (Name of Small business Issuer in its charter)

                NEVADA                                  75-2719614
           (State or other                           (I.R.S. Employer
           jurisdiction of                         Identification No.)
           incorporation or
            organization)

                   4265 KELLWAY CIRCLE, ADDISON, TEXAS 75244
               (Address of principal executive office) (Zip Code)

         Issuer's telephone number, including area code: (972) 407-8440 Securities to be registered pursuant to Section 12(b) of the Act:

         TITLE OF EACH CLASS                  NAME OF EACH EXCHANGE ON WHICH
         TO BE SO REGISTERED                  EACH CLASS IS TO BE REGISTERED

     Common Stock, $.01 par value                American Stock Exchange

       Securities to be registered under Section 12(g) of the Act:  None.

                                EXPLANATORY NOTE

    This Registration Statement on Form 10-SB has been prepared on a prospective basis on the assumption that, among other things, the Spinoff (as hereinafter defined) and the related transactions contemplated to occur prior to or contemporaneously with the Spinoff will be consummated as contemplated by the Information Statement. The failure of any of such transactions to occur or occur as contemplated by the Information Statement would cause inaccuracies in the Information Statement, and any significant inaccuracies will be reflected in an amendment or supplement to this Registration Statement.

                    RESIDENTIAL HEALTHCARE PROPERTIES, INC.
     CROSS REFERENCE BETWEEN INFORMATION INCLUDED IN INFORMATION STATEMENT AND ITEMS OF FORM 10-SB INTO WHICH SUCH INFORMATION IS INCORPORATED BY
                                   REFERENCE

                                     PART I

ITEM 1. DESCRIPTION OF BUSINESS.

    The information required by this item is set forth under the captions "Summary," "Risk Factors," "Management's Discussion and Analysis of Financial Condition and Results of Operations," and "Business and Properties" in the Information Statement of Residential Healthcare Properties, Inc. (the "Registrant") attached as Annex A hereto (the "Information Statement") and is incorporated herein by reference.

ITEM 2. MANAGEMENT'S DISCUSSION AND ANALYSIS OR PLAN OF OPERATION.

    The information required by this item is set forth under the "Management's Discussion and Analysis of Financial Condition and Results of Operations" in the Information Statement and is incorporated herein by reference.

ITEM 3. DESCRIPTION OF PROPERTY.

    The information required by this item is set forth under the caption "Business and Properties-- Properties" in the Information Statement and is incorporated herein by reference.

ITEM 4. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT.

    The information required by this item is set forth under the captions "Security Ownership of Certain Beneficial Owners and Management" in the Information Statement and is incorporated herein by reference.

ITEM 5. DIRECTORS AND EXECUTIVE OFFICERS.

    The information required by this item is set forth under the captions "Management--Directors and Executive Officers of RHP" in the Information Statement and is incorporated herein by reference.

ITEM 6. EXECUTIVE COMPENSATION.

    The information required by this item is set forth under the captions "Management--Compensation of Directors," and "Management--Executive Compensation" in the Information Statement and is incorporated herein by reference.

ITEM 7. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS.

    The information required by this item is set forth under the caption "Certain Relationships and Related Transactions" in the Information Statement and is incorporated herein by reference.

ITEM 8. DESCRIPTION OF SECURITIES.

    The information required by this item is set forth under the caption "Description of Capital Stock" in the Information Statement and is incorporated herein by reference.

                                    PART II

ITEM 1. MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT'S COMMON EQUITY AND OTHER SHAREHOLDER MATTERS.

    The information required by this item is set forth under the captions "The Spinoff--Trading Market for RHP Common Stock" and "The Spinoff--Dividends on RHP Common Stock," in the Information Statement and is incorporated herein by reference.

ITEM 2. LEGAL PROCEEDINGS.

    The information required by this item is set forth under the caption "Business and Properties--Legal Proceedings" in the Information Statement and is incorporated herein by reference.

ITEM 3. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS.

    None.

ITEM 4. RECENT SALES OF UNREGISTERED SECURITIES.

    Greenbriar acquired all of the Registrant's outstanding common stock for nominal consideration in connection with the organization of the Registrant. The Registrant believes the foregoing transaction is exempt from registration under the Securities Act pursuant to Section 4(2) thereof on the basis of the non-public nature of the offer and sale, including, among other things, the limited number of offerees, the relationship to the issuer and the information available to the purchaser.

ITEM 5. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

    The information required by this item is set forth under the caption "Liability of Directors and Officers--Indemnification of Directors and Officers" in the Information Statement and is incorporated herein by reference.

                                    PART F/S

    See Index to Financial Statements on Page F-1 of the Information Statement and the financial statements of Greenbriar Corporation which follow thereafter, which are incorporated herein by reference.

                                    PART III

ITEM 1. INDEX TO EXHIBITS.

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
EXHIBIT    DESCRIPTION
---------  -------------------------------------------------------------------------------------------------------
(2)(a)     Amended and Restated Articles of Incorporation of Registrant
(2)(b)*    Bylaws of Registrant
(3)(a)     Amended and Restated Articles of Incorporation filed as Exhibit (2)(a)
(3)(b)*    Bylaws filed as Exhibit (2)(b)
(3)(c)*    Specimen Common Stock certificate
(3)(d)*    Form of Certificate of Designations, Preferences and Rights of Preferred Stock relating to Registrant's
           Series A Senior Convertible/Exchangeable Preferred Stock
(3)(e)*    Form of Certificate of Designations, Preferences and Rights of Preferred Stock relating to Registrant's
           Series B Junior Preferred Stock
(3)(f)*    Form of Certificate of Designations, Preferences and Rights of Preferred Stock relating to Registrant's
           Series C Junior Preferred Stock
(3)(g)*    Form of Registration Rights Agreement between the Registrant and the holders of Series C Junior
           Preferred Stock
(6)(a)*    Form of Distribution Agreement to be entered into between Greenbriar Corporation and Registrant
(6)(b)     Form of Assignment and Assumption Agreement to be entered into between Greenbriar Corporation and
           Registrant, and consented to by Paul W. Dendy
(6)(c)     Form of Assignment and Assumption Agreement to be entered into between Greenbriar Corporation and
           Registrant, and consented to by Gene S. Bertcher
(6)(d)     Form of Assignment and Assumption Agreement to be entered into between Greenbriar Corporation and
           Registrant, and consented to by James R. Gilley
(6)(e)     Form of Management Services Agreement to be entered into between Greenbriar Corporation and Registrant
(6)(f)     Form of Facilities Operating Lease
(6)(g)     Form of Unconditional and Continuing Lease Guaranty to be entered into between Registrant and
           Greenbriar Corporation
(6)(h)*    Form of Stock Purchase Agreement by and among Registrant, Greenbriar Corporation and Lone Star
           Opportunity Fund
(6)(i)     Form of Lease Agreement by and between Registrant and Greenbriar Corporation
(6)(j)     Form of Agreement for Right of First Refusal and Other Matters by and between Registrant and Greenbriar
           Corporation
(6)(k)     Employment Agreements of James R. Gilley and Gene S. Bertcher dated December 31, 1996 (incorporated by reference to Exhibit 10.37 to Greenbriar Corporation's Annual Report on Form 10-KSB for the year ended
           December 31, 1996)
(6)(l)     Employment Agreement dated March 15, 1996 by and between Greenbriar Corporation and Paul W. Dendy, as amended
(6)(m)     Form of the Registrant's 1997 Stock Option Plan
(6)(n)*    Form of Stock Options Agreement under the Registrant's 1997 Stock Option Plan

------------------------

*   To be filed by amendment

ITEM 2. DESCRIPTION OF EXHIBITS.

    Not applicable

                                   SIGNATURES

    In accordance with Section 12 of the Securities Exchange Act of 1934, the registrant caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

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                                             RESIDENTIAL HEALTHCARE PROPERTIES, INC.

                                             By:        /s/ JAMES R. GILLEY
                                                        ------------------------------------------
                                                        Name: James R. Gilley
                                                        Title: Chairman of the Board
                                                        Date: September 12, 1997

GREENBRIAR CORPORATION (LETTERHEAD)

Date:  September   , 1997
To the Stockholders of Greenbriar Corporation.:

    We are pleased to inform you that the Board of Directors of Greenbriar Corporation ("Greenbriar") has approved a pro rata distribution of the outstanding shares of common stock of its subsidiary, Residential Healthcare Properties, Inc. ("RHP"), to holders of Greenbriar common stock to effect the spinoff of RHP (the "Spinoff"). Each stockholder of Greenbriar will receive one share of RHP common stock for every two shares of Greenbriar common stock held at the close of business on September 18, 1997. Holders of Greenbriar options, warrants and convertible preferred stock will receive equitable adjustments of their rights to permit them effective participation in the Spinoff, to the extent Greenbriar can reasonably make or cause RHP to make such adjustments. No fractional shares will be issued in the Spinoff; in lieu thereof, American Stock Transfer & Trust Company (the "Distribution Agent"), will aggregate all fractional interests in shares of RHP common stock, sell such shares in the public trading market and distribute the net proceeds thereof to the holders of Greenbriar common stock entitled thereto.

    The Spinoff is expected to be effective at 12:01 AM on October 1, 1997. At the effective time of the Spinoff the common stockholders of Greenbriar together with the previously existing stockholders of RHP will comprise the beneficial owners of RHP, and RHP will thereafter account for its business separately from Greenbriar, regardless of when shares of RHP common stock are actually distributed. HOLDERS OF GREENBRIAR COMMON STOCK ARE NOT REQUIRED TO TAKE ANY ACTION TO PARTICIPATE IN THE SPINOFF. A stockholder vote is not required to approve the Spinoff, and, accordingly, your proxy is not being sought. RHP intends to apply for listing its common stock on the American Stock Exchange ("AMEX") or the Nasdaq National Market.

    The Spinoff is not a tax-free transaction, and therefore holders of Greenbriar common stock may recognize a gain or loss upon receipt of RHP common stock. Because of Greenbriar's current losses and accumulated deficits for tax purposes, it is anticipated that most stockholders will not realize any gain from the Spinoff. Instead, most stockholders will receive a return of capital equal to the value of the shares of RHP common stock they receive in the Spinoff. Nevertheless, some stockholders may recover more from the Spinoff than their entire capital investment in Greenbriar, and in such cases any excess recovery may be considered taxable gain. You should consult with your tax advisor regarding the tax consequences of the Spinoff to you in light of your particular circumstances.

    Following the Spinoff, Greenbriar and RHP will operate as separate companies, however, they will maintain certain mutually-beneficial relationships. For instance, for a period of time Greenbriar will lease or manage each of RHP's currently-owned assisted living, Alzheimer's care and retirement properties. In addition, the companies anticipate that Greenbriar and RHP will share certain facilities, and by agreement Greenbriar and RHP will provide certain services to each other. Finally, RHP will hold approximately 20% of the issued and outstanding shares of Greenbriar common stock, some of which it will have received at the time of the Spinoff and some of which it will purchase at fair market value shortly after the Spinoff.

    The Board of Directors of Greenbriar believes the distribution of RHP common stock to effect the Spinoff is in the best interests of Greenbriar and its stockholders. Following the Spinoff, management of each company will be able to concentrate its attention and resources on their respective core businesses without regard to the corporate objectives, policies and investment standards of the other. RHP will focus on its real estate acquisition, development, leasing and sales business, and Greenbriar will focus on its business as an operating and management company for assisted living, Alzheimer's care and retirement communities.

    The enclosed Information Statement provides a more complete discussion of the Spinoff and the distribution of the shares, relationships and related transactions, and it contains important financial and other information about RHP, its organization, business, and management and other matters. Please read the Information Statement carefully and keep it for future reference.

Sincerely,

------------------------

James R. Gilley, Chairman

                                                                         ANNEX A

                             INFORMATION STATEMENT

                    RESIDENTIAL HEALTHCARE PROPERTIES, INC.

                          COMMON STOCK, PAR VALUE $.01

    This Information Statement is being furnished to stockholders of Greenbriar Corporation, a Nevada corporation ("Greenbriar" as used herein refers to Greenbriar Corporation and, unless the context otherwise requires, its wholly-owned subsidiaries) in connection with the distribution by Greenbriar to its common stockholders of all of the outstanding shares of common stock par value $.01 (the "RHP Common Stock") of its subsidiary, Residential Healthcare Properties, Inc., a Nevada Corporation ("RHP" as used herein refers to Residential Healthcare Properties, Inc. and, unless the context otherwise requires, its wholly-owned subsidiaries), the effect of which shall be the spinoff of RHP (the "Spinoff").

    The Spinoff is expected to occur on or about 12:01 AM on October 1, 1997 (the "Effective Date"). In the Spinoff one share of RHP Common Stock will be distributed for every two shares of the common stock of Greenbriar, $.01 par value per share ("Greenbriar Common Stock") held on September 18, 1997 (the "Record Date"). Any holder of Greenbriar Common Stock who would otherwise receive a fractional share of RHP Common Stock in the Spinoff will instead receive cash for that fractional interest. No consideration will be required to be paid by Greenbriar stockholders as of the Record Date for the shares of RHP Common Stock to be received by them in the Spinoff, nor will they be required to surrender or exchange shares of Greenbriar Common Stock to receive shares of RHP Common Stock.

    There is currently no public market for RHP Common Stock, although it is expected that a "when-issued" trading market may develop on or about the Record Date. RHP intends to apply for listing of RHP Common Stock on the American Stock Exchange ("AMEX") or the Nasdaq National Market.

WE ARE NOT ASKING YOU FOR A PROXY AND YOU ARE REQUESTED NOT TO SEND US A PROXY.
   YOU ARE NOT REQUIRED TO TENDER YOUR SHARES OF GREENBRIAR COMMON STOCK IN
     ORDER TO PARTICIPATE IN THE DISTRIBUTION, AND WE ASK YOU NOT TO
        SEND YOUR CERTIFICATES TO US. NO STOCKHOLDER  APPROVAL OF
                    THE DISTRIBUTION IS REQUIRED OR SOUGHT.
THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND
    EXCHANGE COMMISSION, NOR HAS THE COMMISSION PASSED UPON THE
                 ACCURACY OR ADEQUACY OF THIS INFORMATION STATEMENT.
THIS INFORMATION STATEMENT SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE
     SOLICITATION OF AN OFFER TO BUY ANY SECURITIES. ANY SUCH OFFERING MAY
        ONLY BE MADE BY MEANS OF A SEPARATE PROSPECTUS PURSUANT TO
              AN EFFECTIVE REGISTRATION STATEMENT AND OTHERWISE
                         IN COMPLIANCE WITH APPLICABLE LAW.

           The date of this Information Statement is September   , 1997.

                               TABLE OF CONTENTS

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AVAILABLE INFORMATION......................................................................................          iv

SUMMARY....................................................................................................           1

INTRODUCTION...............................................................................................           5

THE SPINOFF................................................................................................           6

  Reasons For The Spinoff..................................................................................           6

  Manner of Effecting The Spinoff; Fractional Shares.......................................................           6

  Trading Market for RHP Common Stock......................................................................           7

  Relationship Between Greenbriar and RHP after the Spinoff................................................           7

  Dividends on RHP Common Stock............................................................................           9

CERTAIN FEDERAL INCOME TAX CONSEQUENCES OF THE SPINOFF.....................................................           9

  Introduction.............................................................................................           9

  Receipt of the Spinoff Shares by Greenbriar Stockholders.................................................           9

  Special Rules Applicable to Corporate Stockholders--Deduction for Dividends Received.....................          11

  Payment of the Spinoff by Greenbriar.....................................................................          12

  Tax Consequences of Distribution to RHP..................................................................          12

  Tax Reporting............................................................................................          12

  Backup Withholding.......................................................................................          12

RISK FACTORS...............................................................................................          14

  Operating Losses.........................................................................................          14

  Ability to Continue Growth; Ability to Manage Rapid Expansion............................................          14

  Risks Associated With Acquisitions.......................................................................          14

  Risks Associated with the Development of Properties......................................................          15

  Real Estate Investment Considerations....................................................................          15

  Engaging Third-Parties to Lease or Manage Properties.....................................................          17

  Need for Additional Financing............................................................................          17

  Substantial Debt.........................................................................................          18

  Conflicts of Interest of Certain Executive Officers and Directors........................................          18

  Dependence on Senior Management..........................................................................          18

  Control by Insiders......................................................................................          18

  Formation Transactions Not at Arm's Length...............................................................          19

  Competition..............................................................................................          19

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  Government Regulation....................................................................................          19

  Anti-Takeover Provisions.................................................................................          21

  Dividend Policy..........................................................................................          22

  Possible Adverse Effect of Shares Available for Future Sale on the Price of RHP Common Stock.............          22

BUSINESS AND PROPERTIES....................................................................................          23

  Overview.................................................................................................          23

  History and Organization.................................................................................          23

  Business Strategy........................................................................................          23

  Financing................................................................................................          24

  Properties...............................................................................................          25

  Plans for Construction...................................................................................          28

  Community Description....................................................................................          29

  Marketing................................................................................................          29

  Government Regulation....................................................................................          30

  Competition..............................................................................................          31

  Environmental Matters....................................................................................          32

  Employees................................................................................................          32

  Corporate Offices........................................................................................          32

  Legal Proceedings........................................................................................          32

POLICIES WITH RESPECT TO CERTAIN ACTIVITIES................................................................          35

MANAGEMENT.................................................................................................          35

  Directors and Executive Officers of RHP..................................................................          35

  Organization of the Board of Directors...................................................................          36

  Compensation of Directors................................................................................          37

  Executive Compensation...................................................................................          37

  Employment Agreements....................................................................................          38

  Stock Option Plan and Option Grants......................................................................          38

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT.............................................          40

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS.............................................................          42

DESCRIPTION OF CAPITAL STOCK...............................................................................          43

  Authorized Shares........................................................................................          43

  Common Stock.............................................................................................          43

AUTHORIZED PREFERRED STOCK.................................................................................          44

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  Terms of Series A Senior Convertible/Exchangeable Preferred Stock........................................          44

  Terms of Series B Junior Preferred Stock.................................................................          45

  Terms of Series C Junior Preferred Stock.................................................................          46

  No Preemptive Rights.....................................................................................          47

  Transfer Agent and Registrar.............................................................................          47

CERTAIN RIGHTS OF HOLDERS OF COMMON STOCK; ANTITAKEOVER EFFECTS............................................          47

  Anti-Takeover Provisions.................................................................................          47

  Special Meetings.........................................................................................          49

  Mergers, Consolidations and Sales of Assets..............................................................          49

  Directors; Removal of Directors..........................................................................          49

  Amendments to Bylaws.....................................................................................          49

  Appraisal Rights.........................................................................................          50

  Distributions............................................................................................          50

  Preemptive Rights........................................................................................          50

  Cumulative Voting........................................................................................          50

LIABILITY OF DIRECTORS AND OFFICERS; INDEMNIFICATION.......................................................          51

  Limitation on Liability of Directors.....................................................................          51

  Indemnification of Directors and Officers................................................................          51

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS......................          52

Pro Forma Financial Statements.............................................................................          58

Index to Financial Statements..............................................................................         F-1

                             AVAILABLE INFORMATION

    RHP has filed with the Securities and Exchange Commission (the "SEC") a Registration Statement on Form 10-SB (as the same may be amended or supplemented from time to time, the "Registration Statement") under the Securities Exchange Act of 1934, as amended (the "Exchange Act") with respect to the RHP Common Stock to be received by Greenbriar stockholders in the Spinoff. This Information Statement does not contain all of the information set forth in the Registration Statement and the exhibits thereto, to which reference is hereby made. Statements made in this Information Statement as to the contents of any contract, agreement or other document referred to herein are not necessarily complete. With respect to each such contract, agreement or other document filed as an exhibit to the Registration Statement, reference is made to such exhibit for a more complete description of the matter involved, and each such statement is deemed qualified in its entirety by such reference.

    The Registration Statement and the exhibits thereto filed by RHP with the SEC may be inspected and copied at the public reference facilities of the SEC at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549; as well as at the Regional Offices of the SEC at 500 West Madison Street, Suite 1400, Chicago, Illinois 60661; and 7 World Trade Center, Suite 1300, New York, New York 10048. Copies of such information can be obtained by mail from the Public Reference Branch of the SEC at 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. Filings with the SEC made through the Electronic Data Gathering, Analysis, and Retrieval system are publicly available through the SEC Web site (http:// www.sec.gov).

    After the Effective Date, RHP will be required to comply with the reporting requirements of the Exchange Act and will be required to file annual, quarterly and other reports with the SEC. RHP also will be subject to the proxy solicitation requirements of the Exchange Act and will furnish audited financial statements to its stockholders in connection with its annual stockholders' meeting.

    Prior to the Effective Date, Greenbriar security holders with inquiries relating to the Spinoff or RHP should contact Greenbriar by writing to
Attention: Director of Shareholder Relations, Greenbriar Corporation, 4265 Kellway Circle, Addison, Texas 75244 or by telephoning (972) 407-8400.

    After the Effective Date, holders of RHP Common Stock with inquiries relating to the Spinoff or their RHP shares should contact RHP by writing to
Attention: Director of Shareholder Relations, Residential Healthcare Properties, Inc., 4265 Kellway Circle, Addison, Texas 75244 or by telephoning (972) 407-8440.

                                    SUMMARY

    THIS SUMMARY IS QUALIFIED IN ITS ENTIRETY BY THE MORE DETAILED INFORMATION APPEARING ELSEWHERE IN THIS INFORMATION STATEMENT, WHICH SHOULD BE READ IN ITS ENTIRETY. THIS INFORMATION STATEMENT CONTAINS FORWARD-LOOKING STATEMENTS WHICH INVOLVE RISKS AND UNCERTAINTIES. RHP'S ACTUAL RESULTS COULD DIFFER FROM THOSE ANTICIPATED IN THESE FORWARD-LOOKING STATEMENTS AS A RESULT OF CERTAIN FACTORS, INCLUDING THOSE SET FORTH HEREIN UNDER "RISK FACTORS." CAPITALIZED TERMS USED BUT NOT DEFINED IN THIS SUMMARY ARE DEFINED ELSEWHERE IN THIS INFORMATION STATEMENT.

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RESIDENTIAL HEALTHCARE
  PROPERTIES, INC.............  Following the Spinoff, RHP will own retirement, assisted living and Alzheimer's care properties, along with some
                                commercial properties and undeveloped land, previously owned by Greenbriar. RHP will seek to purchase, improve and market additional real estate properties. While its focus will be on retirement, assisted living and Alzheimer's care
                                properties (together sometimes referred to as "assisted
                                living" properties), RHP may choose to acquire or develop
                                other types of residential properties and commercial
                                properties. Assisted living properties primarily will be
                                leased to Greenbriar, although some may only be managed by
                                Greenbriar, or managed by other third-party management
                                companies, for the account of RHP. Other types of
                                residential properties, such as regular apartments, and
                                commercial properties generally will be managed for RHP by third parties. See "Business and Properties."

THE DISTRIBUTION..............  Based on the number of shares of Greenbriar Common Stock outstanding on August 15, 1997 Greenbriar estimates that it will distribute approximately 3,360,000 shares of RHP Common
                                Stock, or one share of RHP Common Stock for every two shares of Greenbriar Common Stock outstanding as of the Record Date described below. Immediately following the Spinoff, the
                                holders of Greenbriar Common Stock on the Record Date will own approximately 3,360,000 shares of RHP Common Stock,
                                which will represent 100% of the outstanding shares of RHP
                                Common Stock.

REASONS FOR THE SPINOFF.......  The Greenbriar Board of Directors believes that the Spinoff is in the best interests of Greenbriar and the stockholders of Greenbriar. The reasons for the Board of Directors'
                                conclusions include, but are not limited to, the following:
                                (a) the Spinoff will permit Greenbriar to exit the business of acquiring, developing and financing real estate
                                properties in order to concentrate all of its resources on its business of operating and managing assisted living
                                communities; (b) following the Spinoff, RHP will have a
                                substantial core of assisted living properties it owns, most of which it will have leased or contracted for management
                                with an experienced operating company, e.g., Greenbriar, and it will have an experienced management team to lead its
                                business of acquiring developing, financing, selling and
                                leasing real estate of many types; (c) following the
                                Spinoff, each company will be able to focus on its business without regard to the corporate objectives and policies of the other company; (d) the narrower focus of each company
                                will permit it to offer incentives
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

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                                more attractive and appropriate for the motivation and
                                retention of key employees in its respective market; and (e)
                                the narrower business focus of each company will permit a
                                more objective evaluation of each by the capital markets.

                                By focusing the real estate business in a separate company,
                                Greenbriar's general and administrative costs will be
                                reduced substantially, both in dollars and as a percentage of revenues. RHP will assume the expenses associated with
                                the real estate development, acquisition and property
                                financing functions. See "The Spinoff."

RECORD DATE...................  The record date for determining stockholders entitled to receive the Spinoff Shares (as defined herein) will be at
                                the close of business on September 18, 1997.

THE SPINOFF...................  The Effective Date of the Spinoff will be 12:01 AM on
                                October 1, 1997, or a later date if the conditions for the
                                Spinoff cannot be satisfied within a reasonable time frame.
                                At that time RHP will become independent from Greenbriar for accounting purposes, and stockholders of Greenbriar will
                                become stockholders of record of RHP. A number of
                                transactions related to the Spinoff are expected to occur on or about the Effective Date, including the issuance of stock purchase rights to holders of Greenbriar options, warrants and preferred stock to permit them to maintain the benefit of their exercise or conversion rights, and shares of RHP
                                Common Stock will be distributed (the "Spinoff Shares"). The date RHP Common Stock certificates are mailed to Greenbriar stockholders, or their brokerage accounts are credited, may occur after the Effective Date. See "The Spinoff."

                                Prior to or concurrent with the Spinoff, RHP will sell
                                1,020,000 shares of its Series C Junior Preferred Stock to members of management. See "Certain Relationships and
                                Related Transactions." Effective on or about the time of the
                                Spinoff RHP expects to issue 1.5 million shares of its
                                Series A Senior Convertible/Exchangeable Preferred Stock and
                                one million shares of its Series B Junior Preferred Stock.
                                See "Certain Relationships and Related Transactions" and
                                "Description of Capital Stock."

DISTRIBUTION AGENT............  The Distribution Agent will be American Stock Transfer &
                                Trust Company, 40 Wall Street, New York, New York 10005.

FRACTIONAL SHARES.............  No fractional shares will be issued in the Spinoff. Instead, the Distribution Agent will aggregate all fractional
                                interests in shares of RHP Common Stock, sell such shares in the public trading market and distribute the net proceeds
                                thereof to the holders of Greenbriar Common Stock otherwise entitled to a fractional share. See "The Spinoff -- Manner of Effecting the Distribution: Fractional Shares."

CERTAIN TAX CONSEQUENCES......  The amount of the Spinoff distribution received by most non-
                                corporate Greenbriar stockholders will be treated as a
                                taxable dividend to each such stockholder to the extent of such stockholder's pro rata share of Greenbriar's current
                                and accumulated earnings and profits. Generally, any other amount of the Spinoff distribution

                                received will first be treated as a nontaxable return of
                                capital to the extent of such stockholder's basis, and then as a capital gain. Special tax treatment likely will apply to Greenbriar's corporate stockholders. The amount of the
                                Spinoff distribution will be reported to the stockholders
                                and to the IRS, and under certain circumstances, Greenbriar may be required to withhold taxes on the amount of the
                                Spinoff distribution to certain stockholders. It is also
                                possible that Greenbriar will recognize taxable gain from
                                the Spinoff. The Spinoff will have no current tax
                                consequences to RHP. Greenbriar stockholders are urged to
                                consult with their own tax advisors regarding the particular tax consequences applicable to them. See "The Spinoff --
                                Certain Federal Income Tax Consequences of the Spinoff."

TRADING MARKET................  Currently, there is no public market for RHP Common Stock;
                                however, a "when issued" trading market is expected to
                                develop prior to the Effective Date. RHP intends to apply
                                for listing on AMEX or the Nasdaq National Market. See "The
                                Spinoff."

FINANCING.....................  In connection with the Spinoff, RHP expects to receive approximately $10 million of net cash from a series of
                                transactions that will result in the sale by RHP of shares of its Series A Senior Convertible/Exchangeable Preferred
                                Stock and Series B Junior Preferred Stock and the purchase by RHP of shares of Greenbriar Common Stock. See "Business and Properties--Financing."

TRANSFER AGENT AND
  REGISTRAR...................  RHP has retained American Stock Transfer & Trust Company to serve as transfer agent and registrar for the RHP Common
                                Stock.

RISK FACTORS..................  Stockholders should carefully consider each of the matters discussed under the section entitled "Risk Factors" in this
                                Information Statement.

DIVIDENDS.....................  Decisions regarding dividends on RHP Common Stock following the Spinoff will be at the discretion of the RHP Board of
                                Directors; however, for the foreseeable future RHP
                                anticipates that earnings will be used principally to
                                support operations and finance continued expansion. See "The
                                Spinoff -- Dividends on RHP Common Stock."

PRINCIPAL OFFICE OF RHP.......  RHP's principal office is located at 4265 Kellway Circle,
                                Addison, Texas 75244.

RELATIONSHIP WITH GREENBRIAR
  AFTER THE SPINOFF...........  Following the Spinoff, Greenbriar and RHP will act as separate companies with distinct management personnel and
                                business purposes, provided, however, that Greenbriar's
                                Chairman of the Board will serve also as Chairman of the
                                Board and Chief Executive Officer of RHP. The companies also will have entered into various agreements to define their
                                mutually-beneficial continuing business relationship, as
                                described below.

                                The companies anticipate that Greenbriar initially will
                                lease or manage substantially all of RHP's assisted living center properties under agreements typical in the industry.
                                Greenbriar will be granted a right of first refusal to lease or manage any additional assisted

                                living centers acquired or developed by RHP during the
                                5-year term of the agreement. For each property developed or acquired by RHP, the decision whether to offer Greenbriar a lease or a management contract at any given time will be
                                made by RHP. See "The Spinoff."

                                The companies anticipate that they will share the services of certain of their employees for a period of time, and
                                Greenbriar will lease its principal offices and management facilities from RHP. RHP will own approximately 20% of the issued and outstanding shares of Greenbriar Common Stock. In addition, shortly after the Spinoff Greenbriar will acquire
                                $10 million of RHP Series B Junior Preferred Stock for cash.
                                See "The Spinoff -- Relationship Between Greenbriar and RHP
                                after the Spinoff" and "Business and Properties --
                                Financing."

CERTAIN TRANSACTIONS WITH
  MANAGEMENT..................  RHP has agreed to assume as of the Effective Date employment contracts with certain members of management currently
                                employed by Greenbriar. The management employees have agreed to leave the employment of Greenbriar and assume executive positions with RHP, and they have agreed to take decreases in their contractual salaries for the first year with RHP, in some cases agreeing to complete elimination of cash
                                salaries for that period. As an inducement for their
                                employment and the employment of certain other new members of management, RHP is offering to sell up to 1,020,000
                                shares of RHP Series C Junior Preferred Stock to these new employees at a per share price of $2.00. See "Certain
                                Relationships and Related Transactions."

                                  INTRODUCTION

    RHP is a subsidiary of Greenbriar recently organized to own and operate that portion of Greenbriar's business to be spun off to the Greenbriar common stockholders. At the time of the Spinoff Greenbriar will own approximately 3,360,000 shares of RHP Common Stock (the "Spinoff Shares"), which will be all of the outstanding shares of RHP Common Stock. The distribution to Greenbriar common stockholders of all of the Spinoff Shares will effect the Spinoff of RHP from Greenbriar as approved by Greenbriar's Board of Directors on August 19, 1997. As a result of the Spinoff, the current business conducted by Greenbriar will be split into two companies. Greenbriar will remain primarily an operating and management company for assisted living communities, leasing or managing RHP's assisted living properties after the Spinoff and continuing to manage or lease properties under existing agreements with third-party owners. RHP will be a real estate acquisition, financing and development company, initially holding substantially all of Greenbriar's former real properties. Greenbriar will deliver certificates for the Spinoff Shares to American Stock Transfer & Trust Company, who will be the distribution agent to handle the transfer and delivery of the shares. Stockholders who have questions should contact Director of Stockholder Relations at Greenbriar.

    At the time of the Spinoff, RHP will own or lease assisted living communities in 10 states with a capacity of 1,702 residents, and it will have under construction five assisted living communities with an aggregate capacity of 303 residents. RHP also will own its office building, one retail center with 23,000 square feet of commercial space, several parcels of undeveloped land and mortgages secured by real estate.

    RHP's principal executive office is located at 4265 Kellway Circle, Addison, Texas 75244, and its telephone number is (972) 407-8440.

                                  THE SPINOFF

REASONS FOR THE SPINOFF

    The Greenbriar Board of Directors believes that the value and potential of Greenbriar's assisted living management services business and real estate acquisition and development business (which will be transferred into RHP) may be better realized if the businesses are operated through separate public companies. Therefore, the Board of Directors has determined that the Spinoff is in the best interests of the stockholders of Greenbriar. The Spinoff is designed to separate the two businesses, which involve distinctly different products and services, markets, opportunities, and investment, financial and operating characteristics, so that each can adopt strategies and pursue objectives appropriate to it.

    The Spinoff will permit Greenbriar to exit the business of acquiring, financing and developing real estate properties in order to concentrate all of its resources on its business of operating and managing assisted living communities, and it will permit RHP to enter the residential real estate market with the ownership of a substantial core of assisted living properties. RHP will have an experienced management team to lead its business of acquiring, financing, developing and leasing residential real estate, and through its relationship to Greenbriar it will have an experienced company operating or managing its properties. The Spinoff will allow the management of each company to focus its attention and resources on the challenges faced by their respective core businesses without regard to corporate objectives, policies, and investment standards of the other.

    In addition, the Greenbriar Board of Directors believes that the access of both companies to private and public capital markets may be enhanced by the Spinoff. After the Spinoff, each business could be more objectively evaluated by the capital markets on the basis of its individual merits. Separating the companies should allow for increased executive focus for both Greenbriar and RHP and more effective incentive programs for key employees of each company. The Spinoff should also permit investors, customers, regulatory agencies and other constituencies to evaluate the respective businesses of Greenbriar and RHP more effectively.

MANNER OF EFFECTING THE SPINOFF; FRACTIONAL SHARES

    The general terms and conditions relating to the Spinoff are set forth in a Distribution Agreement between Greenbriar and RHP. See "The Spinoff--Relationship Between Greenbriar and RHP After the Spinoff; Distribution Agreement." In the Spinoff one share of RHP Common Stock will be distributed for every two shares of Greenbriar Common Stock outstanding on the Record Date to holders of record of Greenbriar Common Stock on the Record Date. American Stock Transfer & Trust Company as distribution agent (the "Distribution Agent"), will commence mailing the certificates representing shares of the RHP Common Stock to or credit the brokerage accounts of Greenbriar Stockholders on or after the Effective Date.

    It is anticipated that, after the Record Date and prior to receipt of such stock certificates, holders of shares of the RHP Common Stock will be able to sell their shares on a "when-issued" basis to be settled following the receipt of such certificates. A "when-issued" market in shares of RHP Common Stock may not develop, however, and, accordingly, stockholders may not be able to sell their shares of RHP Common Stock prior to the receipt of their certificates representing such shares.

    No certificates or scrip representing fractional shares of RHP Common Stock will be issued to Greenbriar stockholders in the Spinoff. In lieu of receiving a fractional share, each holder of Greenbriar Common Stock who would otherwise be entitled to receive a fractional share of RHP Common Stock will receive cash for such fractional interest. On or after the Effective Date, but not later than forty-five business days after the Effective Date, the Distribution Agent will cause all fractional shares of the RHP Common Stock to which Greenbriar stockholders would otherwise be entitled to be aggregated and the resulting shares sold for the account of such stockholders. After the Effective Date, the Distribution Agent will compute the average price per share of RHP Common Stock resulting from all such sales and will remit to each stockholder of Greenbriar entitled to a fractional share of RHP Common Stock an amount equal to such average price multiplied by his or her fractional interest (after making appropriate deductions of any amount required for tax withholding purposes and after deducting an amount equal to all brokerage charges, commissions, and transfer taxes attributed to such sale).

    The number and identity of stockholders of RHP immediately after the Spinoff generally will include the number and identity of stockholders of Greenbriar prior to the Spinoff. An aggregate of up to approximately 3,360,000 shares of RHP Common Stock is expected to be distributed in the Spinoff to approximately 3,800 holders of record. The actual number of shares of RHP Common Stock to be distributed and the number of stockholders will be determined as of the Record Date.

    Holders of Greenbriar Common Stock will not be required to pay cash or any other consideration for the Spinoff Shares or to surrender or exchange certificates representing shares of Greenbriar Common Stock in order to receive shares of RHP Common Stock. The Spinoff does not affect the number of, or the rights attaching to, the outstanding shares of Greenbriar Common Stock.

TRADING MARKET FOR RHP COMMON STOCK

    Currently, there is no public market for RHP Common Stock. RHP intends to apply for listing of RHP Common Stock on AMEX or the Nasdaq National Market. Prices at which RHP Common Stock may trade on or about the Record Date before the Spinoff in a "when-issued" trading market, if such a "when-issued" market develops, and after the Spinoff cannot be predicted. Until RHP Common Stock is fully distributed and an orderly market develops, the prices at which trading in the stock occurs may fluctuate significantly. Trading prices for RHP Common Stock will be determined by the marketplace, and may be influenced by many factors, including, among others, the depth and liquidity of the market for RHP Common Stock, investor perception of RHP and its business, RHP's financial results, sales of substantial amounts of RHP Common Stock and general economic and market conditions. No "when-issued" trades will settle prior to the Effective Date, and if the Spinoff does not occur, then all when-issued trading will be null and void.

    Spinoff Shares received by the holders of Greenbriar Common Stock will be freely transferable, except for shares received by persons who are deemed "affiliates" of RHP under the Securities Act of 1933, as amended (the "Securities Act"). Persons who are deemed affiliates of RHP after the Spinoff generally include individuals or entities that control, are controlled by or are under common control with RHP, and will include the directors, executive officers and principal stockholders of RHP. Persons who are affiliates of RHP will be permitted to sell the RHP Common Stock only pursuant to an effective registration statement under the Securities Act or an exemption from the registration requirements thereunder, such as under Rule 144.

RELATIONSHIP BETWEEN GREENBRIAR AND RHP AFTER THE SPINOFF

    DISTRIBUTION AGREEMENT. In order to provide for an orderly transition to the status of two separate companies, Greenbriar and RHP have entered into a distribution agreement (the "Distribution Agreement"). The Distribution Agreement summarized in this section is included as an exhibit to the Registration Statement, of which this Information Statement forms a part, and the following summary is qualified in its entirety by reference to the Distribution Agreement as filed with the SEC.

    The Distribution Agreement provides for, among other things, the principal corporate transactions required to effect the Spinoff, the conditions that must be satisfied prior to the Effective Date, the dividend to Greenbriar's common stockholders in the form of RHP Common Stock, cooperation between Greenbriar and RHP prior to the Spinoff, the indemnification by each party of the other against certain liabilities, the transfer of certain employee relationships and obligations, and the cooperation of certain legal, financial and other experts during an interim period. The Distribution Agreement also will provide that Greenbriar and RHP will be granted access to certain records and information in the possession of the other, and will require the retention by each for a period of five years following the Spinoff of all such information in its possession.

    The Distribution Agreement also will provide for the allocation of certain taxes. In general, Greenbriar will be responsible for filing all tax returns and paying all taxes relating to periods through the Effective Date, and RHP will be responsible for filing such tax returns and paying all such taxes as are appropriate to RHP and its business for the period beginning after the Effective Date. Greenbriar and RHP will agree to cooperate with one another and to share Information in preparing such tax returns and in dealing with other tax matters.

    Greenbriar's Board of Directors has the sole discretion to establish the Record Date, the Effective Date and the date of the Spinoff distribution and any appropriate procedures in connection with the Spinoff. The Spinoff will not occur unless the following conditions have been satisfied: (1) all approvals of third parties deemed necessary and material by Greenbriar's Board of Directors have been received; (2) the Registration Statement has become effective under the Securities Exchange Act; (3) the Spinoff distribution is payable in accordance with applicable law; and (4) no order, injunction or decree issued by any court of competent jurisdiction or other legal restraint or prohibition preventing consummation of the Spinoff is in effect.

    LEASES AND MANAGEMENT AGREEMENTS WITH GREENBRIAR; SALES OF PROPERTIES SUBJECT TO LEASE OR A MANAGEMENT AGREEMENT. Greenbriar will lease or manage all of RHP's currently-owned assisted living properties (including congregate care retirement and Alzheimer's care properties) pursuant to one or more leases or management agreements, with the exception of one RHP property managed by a third-party. The companies also will enter into an agreement with an initial term of five years which, among other provisions, will grant Greenbriar a right of first refusal to enter into agreements to lease or manage, at RHP's option, any additional assisted living, congregate retirement and Alzheimer's care communities or skilled nursing facilities acquired or developed by RHP during the term of the agreement.

    The leases of RHP's existing properties and of future properties will be triple net leases with terms, generally, of 20 years and such other provisions as are typical of triple net leases. Greenbriar will have the right to renew the leases for two 5-year terms. From inception of the leases on the existing properties, expected to be approximately October 1, 1997, through December 31, 1997, the lease amount will be 22% of the monthly gross revenues (paid in advance on an estimated basis) of each property, with a minimum of 22% of the revenues during the period of May, June and July of 1997. In 1998, the monthly lease amount will be the greater of 22% of gross revenues or the actual average monthly rate paid during the period October 1, 1997 through December 31, 1997. Beginning in the year 1999, the lease amount will be the greatest of (1) the prior year's lease amount, (2) 22% of gross revenue and (3) a fixed dollar amount negotiated between the parties prior to the inception of the lease. At the inception of the fifth year of the lease (January 1, 2002) the fixed dollar amount will increase to a higher number negotiated at the inception of the lease, but the other terms for determining the lease amount will stay the same. Leases entered into after the Spinoff will be on terms negotiated by RHP and Greenbriar.

    Any management agreement entered into with Greenbriar for properties owned by RHP will be at fair market value with respect to management fees. Currently, it is expected that Greenbriar will be paid a management fee of 6% of the gross revenues of each of RHP's properties. The management agreements will be cancelable on 60 days' notice. At any time, Greenbriar may be offered an opportunity to lease the property at market rates. If Greenbriar chooses not to enter into a lease, its management contract will become cancelable on 30 days' notice at RHP's option. With respect to properties subject to a management agreement, RHP, as owner, will retain substantially all risks of ownership.

    RHP OWNERSHIP OF GREENBRIAR STOCK. On or about the time of the Spinoff, RHP will own up to approximately twenty percent of the then outstanding common stock of Greenbriar, or a maximum of 1,690,445 shares. It will receive approximately 857,112 shares from Greenbriar as a capital contribution, and it will acquire up to approximately 833,333 shares from Greenbriar shortly after the Spinoff. RHP will purchase the shares for $15 million in cash at a price equal to the then prevailing market price of the shares or $18 per share, whichever is greater. See "Business and Properties--Financing." After the Spinoff RHP will hold the shares of Greenbriar as a portfolio security for the following purposes: (1) transfer of 857,112 shares to the holder(s) of RHP's Series A Senior Convertible/Exchangeable Preferred Stock upon the exchange of such preferred stock; and (2) the balance, amounting to 833,333 shares, will be held for use as consideration in the acquisition by RHP of additional properties or as the management of RHP should determine.

    GREENBRIAR OWNERSHIP OF RHP STOCK. Shortly after the Spinoff, Greenbriar will acquire one million shares of Series B Junior Preferred Stock of RHP for $10 million. See "Business and Properties-- Financing" and "Authorized Preferred Stock--Terms of Series B Junior Preferred Stock".

DIVIDENDS ON RHP COMMON STOCK

    RHP anticipates that future earnings will be used principally to support operations and to finance continued expansion, and, thus, RHP does not intend to pay cash dividends on the RHP Common Stock for the foreseeable future. The payment of cash dividends in the future will be at the discretion of RHP's Board of Directors and will depend upon such factors as earnings levels, capital requirements, RHP's financial condition, and other factors deemed relevant by RHP's Board of Directors. However, the Board of Directors may declare a dividend payable in stock of RHP.

             CERTAIN FEDERAL INCOME TAX CONSEQUENCES OF THE SPINOFF

INTRODUCTION

    The discussion set forth below is a summary of the material tax consequences respecting the Spinoff. The discussion does not purport to be a complete analysis of all of the potential tax effects of the Spinoff or of ownership of RHP Common Stock following the Spinoff. The discussion is limited to United States Federal income tax matters. The discussion is based upon the Internal Revenue Code of 1986, Treasury regulations, Internal Revenue Service ("IRS") rulings, and judicial decisions now in effect, all of which are subject to change at any time, possibly with retroactive effect, by legislative, judicial, or administrative action.

    The discussion does not address the tax consequences of receipt of the Spinoff Shares to taxpayers which are subject to special rules that do not apply to taxpayers generally, such as life insurance companies, tax-exempt organizations, regulated investment companies, S corporations, financial institutions, broker-dealers in securities, foreign entities, and nonresident alien individuals.

RECEIPT OF SPINOFF SHARES BY GREENBRIAR STOCKHOLDERS

    The Spinoff will be a taxable event to Greenbriar's stockholders for Federal income tax purposes. The amount received in the Spinoff by each Greenbriar stockholder for Federal income tax purposes will be the fair market value of RHP Common Stock received by such stockholder as of the Effective Date (including the fair market value of fractional shares). The amount received in the Spinoff by each Greenbriar stockholder will be treated as a dividend (i.e., as ordinary income) to such stockholder to the extent of such stockholder's pro rata share of Greenbriar's current and accumulated earnings and profits as computed for Federal income tax purposes. The amount received in the Spinoff by each Greenbriar stockholder that is not treated as a dividend first will be treated as a nontaxable return of capital to the extent of such stockholder's basis in its Greenbriar Common Stock, and then as an amount received by such stockholder from the sale or exchange of property. The amount that is treated as received by a Greenbriar stockholder from the sale or exchange of property generally will be a capital gain, and the capital gain will be long-term capital gain if the stockholder has held its Greenbriar stock for more than eighteen months. For purposes of determining the amount received in the Spinoff by a Greenbriar stockholder that constitutes a dividend, the stockholder's pro rata share of Greenbriar's current and accumulated earnings and profits will be based on the stockholder's percentage ownership of Greenbriar Common Stock.

    Greenbriar has current and accumulated tax losses. While Greenbriar does not anticipate any earnings and profits from normal operations in its current fiscal year, if (and to the extent that) the Spinoff Shares have a value in excess of Greenbriar's basis in the RHP Common Stock, Greenbriar will realize gain to the extent of such excess; and, if the gain causes Greenbriar to have current earnings and profits for 1997, the Greenbriar stockholders will recognize dividend income ratably to the extent of Greenbriar's current earnings and profits for 1997.

    Each Greenbriar stockholder for Federal income tax purposes will acquire an initial tax basis in such stockholder's RHP Common Stock equal to the fair market value of the property, i.e., the value of the RHP Common Stock, that is received by such stockholder as of the Effective Date. Each Greenbriar stockholder's holding period for RHP Common Stock received in the Spinoff will begin on the Effective Date. Also, certain special rules, that permit a deduction for certain dividends received by a corporation, generally will apply in the case of corporations that receive Spinoff Shares, as described below under the caption "Special Rules Applicable to Corporate Stockholders--Deduction for Dividends Received."

    As mentioned above, the amount received in the Spinoff by each Greenbriar stockholder for Federal income tax purposes will be the fair market value of the property, i.e., the value of the RHP Common Stock, that is received by such stockholder as of the Effective Date (including the fair market value of fractional shares). Greenbriar will make a determination of the fair market value of RHP Common Stock as of the Effective Date after such date based on a number of factors that will include, without limitation, the trading price of RHP Common Stock at or near the Effective Date.

    Prior to January 31, 1998, Greenbriar will report the amount of the Spinoff received by each stockholder to such stockholder and to the IRS. There is no assurance that the IRS or the courts will agree that the amount received in the Spinoff by a Greenbriar stockholder is the amount determined by Greenbriar, and it is possible that the IRS and the courts will ultimately determine that Greenbriar's stockholders, or some of them, received a larger distribution amount for Federal income tax purposes than the amounts reported to them by Greenbriar. If the IRS were to challenge the amount of the distribution reportable by any Greenbriar stockholder on such stockholder's Federal income tax return, then such stockholder would have to bear the expenses and effort of defending against or otherwise resolving such challenge.

 SPECIAL RULES APPLICABLE TO CORPORATE STOCKHOLDERS -- DEDUCTION FOR DIVIDENDS
                                    RECEIVED

    A corporate holder of Greenbriar Common Stock generally will be entitled, in computing its taxable income for the tax year in which the Spinoff occurs, to a deduction in an amount equal to 70 percent of the amount received by it in the Spinoff that constitutes a dividend. This deduction does not apply to any portion received in the Spinoff that constitutes a return of capital or taxable gain, and it is subject to several limitations as described in the following paragraphs. The dividends received deduction will be available only for dividends received on shares of Greenbriar Common Stock that the corporate holder has held for at least 46 days, or at least 91 days if the Spinoff amount is deemed to be attributable to a period or periods aggregating more than 366 days. A holder's holding period for these purposes generally will be reduced by periods during which: (i) the holder has an option to sell, is under a contractual obligation to sell, or has made (but not closed) a short sale of substantially identical stock or securities; (ii) the holder is the grantor of an option to purchase substantially identical stock or securities; or (iii) the holder's risk of loss with respect to the shares is considered diminished by reason of the holding of one or more positions in substantially similar or related property.

    In addition to the foregoing, no dividends received deduction will be allowed to a corporate holder of Greenbriar Common Stock for a dividend received by such holder with respect to such stock to the extent that the holder is obligated (whether pursuant to a short sale or otherwise) to make related payments with respect to positions in substantially similar or related property. The dividends received deduction allowed to a corporate holder of Greenbriar Common Stock with respect to all dividends received by such holder during the tax year in which the Spinoff occurs, and not simply the amount received in the Spinoff that is a dividend or other dividends received by such holder from Greenbriar, will be limited to a specified proportion of the holder's adjusted taxable income for such year. Also, the dividends received deduction allowed to a corporate holder may be reduced or eliminated in accordance with the rules set forth in Section 246A of the Code if the holder has indebtedness that is directly attributable to its investment in portfolio stock, such as the Greenbriar Common Stock.

    Special rules may apply to a corporate holder of Greenbriar Common Stock if the amount received in the Spinoff by such holder is considered to be an "extraordinary dividend" within the meaning of Section 1059 of the Code. If the amount received in the Spinoff by a corporate holder constitutes an extraordinary dividend with respect to such holder's Greenbriar Common Stock, and if the holder has not held such stock for more than two years before Greenbriar declared, announced, or agreed to the amount or payment of such dividend, whichever is earliest, then the holder's basis in the stock will be reduced (but not below zero) by any non-taxed portion of the dividend, which generally is the amount of the dividends received deduction. For purposes of determining if Greenbriar Common Stock has been held for more than two years, rules similar to those that are applicable to determining how long such stock has been held for purposes of the dividends received deduction will apply. Upon the sale or disposition of Greenbriar Common Stock, any part of the non-taxed portion of an extraordinary dividend that has not been applied to reduce basis because of the limitation on reducing basis below zero will be treated as gain from the sale or exchange of such stock. The amount received in the Spinoff by a corporate holder of Greenbriar Common Stock generally will constitute an "extraordinary dividend" if the amount received by such holder: (i) equals or exceeds five percent of the holder's adjusted basis in the stock, treating all dividends having ex-dividend dates within an 85-day period as one dividend; or
(ii) exceeds 20 percent of the holder's adjusted basis in the stock (determined without regard to any reduction for the non-taxed portion of other extraordinary dividends), treating all dividends having ex-dividend dates within a 365-day period as one dividend. A holder may elect to use the fair market value of the stock, rather than its adjusted basis, for purposes of applying the five percent and 20 percent limitations, if the holder is able to establish such fair market value to the satisfaction of the IRS.

    In addition to the foregoing rules which limit the dividends received deduction, a corporate holder of Greenbriar Common Stock, for purposes of computing its alternative minimum tax liability, in general may be required to include in its alternative minimum taxable income the amount of any dividends received deduction allowed in computing regular taxable income.

PAYMENT OF THE SPINOFF BY GREENBRIAR

    Distributions of property made by Greenbriar to its stockholders with respect to their stock, such as the Spinoff, must in certain circumstances be treated as if Greenbriar sold the property in a taxable sale at its fair market value. This rule will apply to the Spinoff if Greenbriar's tax basis in the distributed property is less than the fair market value of the property at the Effective Date. If the fair market value of the RHP Common Stock distributed in the Spinoff exceeds Greenbriar's tax basis in such property at the Effective Date, the Spinoff will be treated as a taxable sale to Greenbriar and Greenbriar will recognize gain on the Spinoff in an amount equal to the excess of the fair market value of the distributed property on the Effective Date over Greenbriar's tax basis on such property. If, however, Greenbriar's tax basis in the RHP Common Stock exceeds the fair market value of such property on the Effective Date, then no gain or loss will be recognized by Greenbriar on the Spinoff.

    As described above, the amount received in the Spinoff (i.e., the fair market value of the property that is distributed) will be determined by Greenbriar after the Spinoff based on a number of factors that will include, without limitation, the trading price of RHP Common Stock at or near the Effective Date. Accordingly, the actual tax impact of the Spinoff on Greenbriar cannot be determined until after the Spinoff.

TAX CONSEQUENCES OF SPINOFF TO RHP

    The distribution by Greenbriar to its stockholders, although consisting of RHP Common Stock, will have no tax consequences to RHP. Geenbriar will transfer certain assets to RHP and, RHP will assume certain liabilities of Greenbriar with respect to those assets, and it will issue to Greenbriar the RHP Common Stock that will be distributed by Greenbriar in the Spinoff. In that transaction RHP will acquire a tax basis in the transferred assets that, in general, is equal to Greenbriar's tax basis in such assets increased by any gain recognized by Greenbriar on such transaction. It is anticipated that Greenbriar will not recognize any gain on the transfer of the assets and liabilities to RHP, and therefore it is anticipated that RHP's tax basis in the transferred assets will be the same as Greenbriar's tax basis in such assets. Shortly after the Spinoff RHP will purchase approximately 833,333 shares of Greenbriar Common Stock for $15 million in cash. The exact number will be based on a purchase price of the greater of $18 and the then prevailing market price. See "Business and Properties--Financing." RHP will hold these shares with a tax basis of $15 million.

TAX REPORTING

    As indicated above, the amount received in the Spinoff by each holder of Greenbriar Common Stock will be determined by Greenbriar after the Spinoff based on a number of factors that will include, without limitation, the trading price of RHP Common Stock at or near the Effective Date. After this determination is made (and within the time limit required by the Code) Greenbriar will report the amount of the dividend received by each stockholder to such stockholder and to the IRS.

BACKUP WITHHOLDING

    Under Section 3406 of the Code and applicable regulations thereunder, a holder of Greenbriar Common Stock may be subject to backup withholding with respect to the amount paid to such holder on such stock in the Spinoff. If: (i) the stockholder ("payee") fails to furnish or certify a taxpayer identification number to the payor; (ii) the IRS notifies the payor that the taxpayer identification number furnished by the payee is incorrect; (iii) there has been a "notified payee underreporting" described in Section 3406(c) of the Code; or
(iv) there has been a "payee certification failure" described in Section 3406(d) of the Code, then Greenbriar generally will be required to withhold an amount equal to 31 percent of the amount paid to such stockholder in the Spinoff with respect to such Stockholder's Greenbriar Common Stock. Any amounts withheld under the backup withholding rules from a payment to a stockholder will be allowed as a credit against the stockholder's Federal income tax liability or as a refund.

    THE FOREGOING SUMMARY OF TAX CONSEQUENCES OF RECEIVING THE DISTRIBUTION AND OWNING RHP COMMON STOCK MAY VARY DEPENDING ON A HOLDER'S PARTICULAR SITUATION. GREENBRIAR STOCKHOLDERS ARE URGED TO CONSULT WITH THEIR OWN TAX ADVISORS REGARDING THE TAX CONSEQUENCES TO THEM OF RECEIPT OF THE SPINOFF SHARES AND OWNERSHIP OF RHP COMMON STOCK, INCLUDING BUT NOT LIMITED TO THE APPLICATION TO THEM OF FEDERAL ESTATE AND GIFT, STATE, LOCAL, FOREIGN, AND OTHER TAX LAWS.

                                  RISK FACTORS

    The following risk factors, as well as the more detailed information contained elsewhere in this Information Statement, should be considered in evaluating RHP and its business prospects. This Information Statement contains forward-looking statements which involve risks and uncertainties. RHP's actual results could differ materially from those anticipated in these forward-looking statements as a result of certain factors, including those set forth in the following risk factors and elsewhere in this Information Statement.

OPERATING LOSSES

    Principally as a result of RHP's development, construction, acquisition and ownership activities, RHP anticipates that it will incur operating losses for the 18 months following the Spinoff. RHP could, however, have significant gains from the sale of assets. RHP may not achieve profitability, and it may experience unforeseen expenses, difficulties, complications and delays which could result in greater than anticipated operating losses or otherwise materially adversely affect RHP's financial condition and results of operations. See "Management's Discussion and Analysis of Financial Conditions and Results of Operations-- Liquidity and Capital Resources" and "Business and Properties--Business Strategy."

ABILITY TO CONTINUE GROWTH; ABILITY TO MANAGE RAPID EXPANSION

    RHP is subject to certain risks normally associated with an aggressive expansion strategy focused on developing, constructing and acquiring additional properties, including the risk that it will be unable to locate or acquire additional properties, develop or construct or engage third-parties to develop or construct, additional properties, identify and obtain necessary financing commitments and locate and engage effective lessees or third-party management service providers for RHP's properties. There can be no assurance that RHP will be successful in developing, constructing or acquiring any additional properties or that its business will achieve growth.

RISKS ASSOCIATED WITH ACQUISITIONS

    To the extent that RHP's business strategy depends, in part, on seeking additional real estate acquisition opportunities, RHP is subject to the risk that it will experience difficulty and unanticipated expenses identifying attractive future acquisition opportunities or completing such acquisitions once identified. Acquisitions typically involve significant costs for due diligence and professional fees and expenses, which are capitalized in consummated transactions and expensed in transactions not consummated. In addition, acquisitions are typically subject to a number of closing conditions, including those regarding the status of title to real property included in the acquisition, the results of environmental investigations performed on RHP's behalf, the transfer of applicable licenses or permits and the availability of appropriate financing, any of which could prohibit RHP from closing an acquisition opportunity.

    Even in a case of a successful acquisition, RHP is subject to the risk that RHP may not be successful or timely in repositioning any acquired operations which, due to underdevelopment, poor market positioning or some other factor, require structural changes or other improvements. Any failure by RHP to make necessary changes or successfully to reposition acquired properties may adversely affect RHP's business, operating results and financial condition. In undertaking acquisitions of operations, RHP also may be adversely affected by unforeseen liabilities attributable to the prior operators of such operations, against whom RHP may have little or no recourse. See "Business and Properties--Business Strategy."

    To the extent RHP acquires less than a controlling interest in an acquired entity or property, it will be subject to the risks of being unable to control all actions taken by the controlling entity, which could result in possible dilution of the investment and disagreement over the policies and decisions regarding the acquired property. While it generally will be RHP's intent to acquire controlling interest with respect to all acquisitions, there are circumstances due to financing restrictions already in place on an acquired property, tax considerations or other reasons that may cause RHP to accept less than a controlling position.

RISKS ASSOCIATED WITH THE DEVELOPMENT OF PROPERTIES

    RHP's business strategy depends, in part, on RHP's success in the development of new properties. New project development is subject to a number of risks, including risks of construction delays or cost overruns that may increase project costs, risks that the properties will not achieve anticipated occupancy levels or sustain anticipated rent levels (whether operated by a lessee or for RHP through a management company), and new project commencement risks, such as receipt of zoning, occupancy and other required governmental permits and authorizations and the incurrence of development costs in connection with projects that are not pursued to completion.

    In addition, new developments can create financing risks. It will be the policy of RHP to seek permanent or "mini-perm" financing before each construction project is undertaken in order to avoid or mitigate financing risks. A risk that RHP otherwise might face in its new developments is the risk that permanent financing on some projects might not be available, or would be available only on disadvantageous terms. In such case, if permanent debt or equity financing of RHP generally were not available on acceptable terms, then further development activities or other business activities might have to be curtailed.

REAL ESTATE INVESTMENT CONSIDERATIONS

    ECONOMIC PERFORMANCE AND VALUE OF PROPERTIES DEPENDENT ON MANY FACTORS. The income from and market value of a property may be adversely affected by such factors as changes in the general economic climate, local conditions such as an oversupply of space or a reduction in demand for real estate in the area, the attractiveness of the properties to lessees or residents and competition from other available space. Real estate values also are affected by such factors as government regulations and changes in real estate, zoning or tax laws, interest rate levels, the availability of financing, and potential liability under environmental and other laws.

    Adverse economic conditions could adversely affect the ability of a third-party operator to make payments to RHP with respect to leased properties, resulting in a reduction in the cash flow of RHP and a decrease in the value of the property leased to such third-party operator in the event the lease is terminated and RHP is unable to lease the property to another third-party operator on similar or better terms, or at all. In addition, RHP may experience delays in enforcing its rights as lessor and may incur substantial costs in protecting its investment. If the property is managed for RHP by a third-party management company, RHP's operating income could be reduced or even become negative in light of such conditions.

    DEPENDENCE ON RENTAL INCOME FROM REAL PROPERTY TO MEET DEBT OBLIGATIONS AND MAKE DISTRIBUTIONS. As a significant portion of RHP's initial income will be derived from rental income from real property, revenues of properties managed by third-party managers and lease payments from lessee operators, RHP's income and cash flow would be adversely affected if a number of residents or one or more lessees, such as Greenbriar, were unable to meet their obligations to RHP, or if RHP was unable to lease on economically favorable terms a significant amount of space in its properties. In addition, RHP's tenants may have the right to terminate their leases upon the occurrence of certain customary events of default. Month to month residents of retirement and assisted living properties generally have the ability to vacate their apartments on 30 days notice. No assurance can be given that leases that expire can be renewed, or that the square footage covered by leases that expire or are terminated can be leased to comparable tenants or on comparable terms, or at all. The assisted living and retirement apartment industry experiences approximately a 40% annual turnover of residents, usually due to illness. To the extent RHP operates properties by engaging third-party managers, RHP bears the risk of units being vacant; however, to the extent RHP leases its properties, the lessee bears such risks.

    RISK OF BANKRUPTCY OF MAJOR TENANTS. The bankruptcy or insolvency of a major lessee or major tenant or of a number of smaller tenants would have an adverse impact on the properties affected and, as a result, would have an adverse impact on RHP. Under bankruptcy law, a tenant has the option of assuming (continuing) or rejecting (terminating) any unexpired lease. If the tenant assumes its lease with RHP, the tenant must cure all defaults under the lease and provide RHP with adequate assurance of its future performance under the lease. If the tenant rejects the lease, RHP's claim for breach of the lease (absent collateral securing the claim) would be treated as a general unsecured claim. General unsecured claims are the last claims to be paid in a bankruptcy and therefore funds may not be available to pay such claims. The amount of the claim would be capped at the amount owed for unpaid pre-petition lease payments unrelated to the rejection, plus the greater of one year's lease payments or 15% of the remaining lease payments payable under the lease (but not to exceed the amount of three years' lease payments).

    ILLIQUIDITY OF REAL ESTATE INVESTMENTS. Equity real estate investments are relatively illiquid and therefore tend to limit the ability of RHP to vary its portfolio quickly in response to changes in economic or other conditions. In addition, mortgage payments and, to the extent the properties are not subject to triple net leases, certain significant expenditures such as real estate taxes and maintenance costs, generally are not reduced when circumstances cause a reduction in income from the investment, and, should such events occur, RHP's income and cash flow would be adversely affected. A portion of RHP's Properties are mortgaged to secure payment of indebtedness, and if RHP were unable to meet its mortgage payments, a loss could be sustained as a result of foreclosure on such properties by the mortgagee.

    ADDITIONAL COSTS FROM CHANGES IN LAWS. Laws affecting real estate ownership, acquisition and development are subject to change from time to time at federal, state and local levels. Sometimes these changes have the effect of directly increasing the costs RHP faces in its business, although some of these costs, such as changes in real estate taxes, income, service or transfer taxes, may be passed on to triple net lessees and, to such extent, they will not affect RHP with respect to its leased properties (except to the extent such additional costs adversely impact the ability of such lessees to meet their lease payments to RHP).

    ENVIRONMENTAL LIABILITY RISKS ASSOCIATED WITH REAL PROPERTY. Under various federal, state and local environmental laws, ordinances and regulations, a current or previous owner or operator of real estate may be held liable for the cost of removal or remediation of certain hazardous or toxic substances that could be located on, in or under such property. Such laws typically impose clean up responsibility and liability without regard to whether the owner knew of or caused the presence of the hazardous or toxic substances, and liability under such laws has been interpreted to be joint and several unless the harm is divisible and there is a reasonable basis for allocation of responsibility. The costs of investigation, remediation or removal of such substances may be substantial, and the presence of such substances, or the failure properly to remediate such property, may adversely affect the owner's ability to sell or lease such property or to borrow using such property as collateral. In addition, some environmental laws create a lien on the contaminated site in favor of the government for damages and costs it incurs in connection with the contamination. Finally, the owner of a site may be subject to common law claims by third parties based on damages and costs resulting from environmental contamination emanating from a site.

    RHP has conducted environmental assessments of all of its sites currently under construction, as well as 18 of its existing communities. These assessments have not revealed, and RHP is not otherwise aware of, any environmental liability that it believes would have a material adverse effect on RHP's business, assets or results of operations. However, environmental assessments may not detect all environmental contamination which may give rise to material environmental liabilities. RHP has not been notified by any governmental authority, and is not otherwise aware, of any material non-compliance, liability or claim relating to hazardous or toxic substances or petroleum products in connection with any of the properties it owns. See "Business and Properties--Environmental Matters."

ENGAGING THIRD-PARTIES TO LEASE OR MANAGE PROPERTIES

    LEASED PROPERTIES. RHP is subject to the risk that it will be unable to engage third-party lessees, such as Greenbriar, to lease certain of its properties on terms economically favorable to RHP in most cases for time periods of approximately twenty years. If RHP fails to lease any of its properties, any of its lessees fail to provide quality services in the operation of any property, or any lessee fails to meet its payment obligations on leases with RHP, then RHP's operating results and financial condition could be adversely affected. RHP will also bear the risk that the long term nature of its leases may lock RHP into a lease with terms that would be less favorable to RHP than it might otherwise have been able to obtain from time to time during the term of such leases.

    MANAGED PROPERTIES. RHP will seek to engage third-party management companies, such as Greenbriar, to manage certain of its properties on terms economically favorable to RHP. RHP may experience difficulty locating, engaging or working with a third-party management company, any of which could adversely affect the property. In particular, the quality of the third-party management company will directly affect the occupancy, rents and cost controls at each property managed for RHP's account. Accordingly, the operating profit earned by RHP after payment of all costs, including the management fee, will depend largely on the quality of the management company. If RHP fails to locate a third-party management company for a property or the third-party management company provides poor quality services, the operating results for the property will suffer and RHP's financial condition may be adversely affected.

    RELIANCE ON GREENBRIAR. RHP will enter into an agreement with Greenbriar pursuant to which Greenbriar will lease or manage all but one of RHP's existing assisted living communities, and it will have a first right of refusal with respect to leasing or the management of other such properties RHP acquires or develops during the period ending 5 years after the Spinoff. RHP may not have any means of controlling the operation of Greenbriar, and there can be no assurance that Greenbriar will provide in the future the quality of services currently provided and desired by RHP for its properties. Although RHP believes the terms of the agreement are fair and reasonable to RHP, there can be no assurance that in the future RHP could not obtain equal or higher quality operations or management services and resulting income by engaging a different third-party management company for one or more of its managed properties.

    Initially, Greenbriar-leased or managed properties will constitute most of RHP's revenue producing properties. If Greenbriar were to be unable to fulfill its obligations under leases or management contracts with RHP with respect to any of RHP's properties, including maintenance and operation of such properties, because of financial problems or otherwise, then RHP's business, financial condition and results of operations and the value of any of such properties may be materially adversely affected. However, in such case, the leases or management contracts may be canceled by RHP.

NEED FOR ADDITIONAL FINANCING

    To achieve its growth objectives, RHP will need sufficient financial resources to fund its development, construction and acquisition activities. Accordingly, RHP's future growth will be subject to the risk of its ability to obtain additional financing on acceptable terms. It is expected that RHP will obtain financing from a number of sources, such as commercial banks, real estate investment trusts, private investors in properties and public or private investors in securities of RHP. Some of these sources may be the same as those presently utilized by Greenbriar, but there is no assurance such sources also will provide financing to RHP. At present, RHP does not have any lines of credit, property financing commitments or equity investors committed to provide financing to RHP, except for an expected agreement with Lone Star Opportunity Fund ("Lone Star") under which Lone Star will make an equity investment in RHP, which transaction is not certain to occur. See "Business and Properties--Financing" and "Management's Discussion and Analysis or Plan of Operation--Liquidity and Capital Resources."

    Except for the sale of assets, RHP does not expect to experience positive cash flow for at least 18 months following the Spinoff as it continues to develop, construct and acquire additional properties. Newly developed properties may not generate sufficient cash flow to cover financing and other costs of the development. RHP, from time to time, will seek additional funding through public or private sources, including equity or debt financing. If additional funds are raised or acquisitions are made in exchange for equity securities, stockholders may experience dilution. Further, such equity securities may have rights, preferences or privileges senior to those of the Common Stock. To the extent RHP finances its activities through debt, sale/leaseback or leasing arrangements, RHP may become subject to certain financial and other covenants which may restrict its ability to pursue an aggressive growth strategy. There can be no assurance that adequate equity, debt, sale/leaseback or leasing financing will be available as needed or on terms acceptable to RHP. A lack of available funds may require RHP to delay, scale back or eliminate all or some of its development and acquisition projects and could have a material adverse effect on RHP's business, financial condition and results of operations.

SUBSTANTIAL DEBT

    RHP has assumed approximately $65 million of Greenbriar's debt, substantially all of which is secured by real estate, and long-term obligations will increase significantly as RHP pursues its growth strategy. Failure to meet these obligations by lack of cash flow or otherwise may result in RHP being in default under its financing agreements, and RHP may lose control of those properties which secure such financing. See "Management's Discussion and Analysis or Plan of Operation--Liquidity and Capital Resources" and "Business and Properties--Business Strategy."

CONFLICTS OF INTEREST OF CERTAIN EXECUTIVE OFFICERS AND DIRECTORS

    From time to time RHP may enter into acquisition, development or financing transactions in which one or more of its directors, executive officers or owners of more than 5% of the outstanding Common Stock have an interest. The Conflicts of Interest Committee of RHP's Board of Directors, which includes only outside Directors, will review and investigate any perceived conflicts of interest between RHP and such insiders. Notwithstanding such review, these transactions may create actual or potential conflicts of interest on the part of such persons. See "Management--Directors and Executive Officers of RHP."

DEPENDENCE ON SENIOR MANAGEMENT

    RHP depends, and will continue to depend, upon the services of its senior management. The loss of the services of any such senior management could have a material adverse effect on RHP's financial condition or results of operations. RHP will assume, as of the Effective Date, the employment agreements with each of Messrs. Bertcher, Dendy, and Gilley. See "Management."

CONTROL BY INSIDERS

    Following the Spinoff, Messrs. Gilley, Lund and Rhoades are expected to own beneficially 36%, 16% and 11%, respectively, of the RHP Common Stock. Accordingly, following the Spinoff, these individuals will have the ability, by voting their shares in concert, to control or significantly influence (i) the election of RHP's Board of Directors and, thus, the direction and future operations of RHP, and (ii) the outcome of all other matters submitted to RHP's stockholders, including mergers, consolidations, and the sale of all or substantially all of RHP's assets. Furthermore, even upon the change of Series C Junior Preferred Stock to RHP Common Stock (stockholder approval is required, but approval is assumed on the basis of the ownership discussed above; see "Authorized Preferred Stock--Terms of Series C Preferred Stock") Messrs. Gilley, Lund and Rhoades will own beneficially 38%, 13% and 9%, respectively, of the RHP

Common Stock. See "Management--Executive Compensation" and "Security Ownership of Certain Beneficial Owners and Management."

FORMATION TRANSACTIONS NOT AT ARM'S LENGTH

    The principal transactions described elsewhere herein which are to be carried out in connection with the Spinoff, including those in which RHP will acquire all of its initial assets and enter into management and leasing arrangements with Greenbriar, were not negotiated at arm's-length. No independent valuation or appraisal of the interests contributed to RHP in the Spinoff and no independent review of the leasing, management, and other arrangements RHP will enter into with Greenbriar was performed. Accordingly, the terms of the Spinoff transactions may not be favorable to RHP, or may not be as favorable as terms that RHP could have received had negotiations at arm's length been conducted.

COMPETITION

    There are numerous commercial developers, real estate companies and an increasing number of owners and operators of assisted living and retirement housing, many of which may have greater financial and other resources than RHP or its management companies, that compete with RHP in seeking properties for development and acquisition, seeking operators who will lease or purchase these properties and seeking qualified third-party management companies to manage properties. RHP expects that as the assisted living industry in particular receives increased attention, and the number of states that include assisted living services in their Medicaid programs increases, competition will increase from new market entrants. As the number of RHP's competitors increases, and the market for assisted living centers in particular become saturated, RHP may be unable to compete successfully with such entities in its development, acquisition, leasing and operating activities. Such competition could cause RHP's properties to experience decreased occupancy, depressed margins and lowered operating results, which could have a materially adverse effect on RHP's ability to attract or retain third-party lessees or management companies for its properties at existing payment and fee rate structures, and it may have a materially adverse effect on RHP's operating results. See "Business and Properties--Competition."

GOVERNMENT REGULATION

    The healthcare industry is subject to extensive regulation and frequent regulatory change at the federal and state levels. Numerous legislative proposals have been introduced or proposed in the U.S. Congress and in some state legislatures that would effect major changes in the healthcare industry nationally or at the state level. The assisted living industry is relatively new, and, accordingly, the manner and extent to which it is regulated at the federal and state levels is evolving. Changes in the laws or new interpretations of existing laws affecting owners or operators of assisted living communities may have a significant impact on RHP's methods and costs of doing business.

    To the extent that RHP operates properties for its own account, RHP may be subject to certain government regulations including, but not limited to, the following:

    BUILDING CODES, LICENSES, AND SIMILAR REQUIREMENTS. Any failure of RHP or a third-party management company engaged to operate an RHP property to satisfy applicable regulations or to procure or maintain a required license could have a material adverse effect on RHP. RHP's assisted living communities are subject to regulation and licensing by federal, state and local health and social service agencies and other regulatory authorities, although requirements vary from state to state. In general, regulatory requirements address, among other things: personnel education, training and records; community services, including administration of medication, assistance with self-administration of medication and limited nursing services; monitoring of resident wellness; physical plant specifications; furnishing of resident units; food and housekeeping services; emergency evacuation plans; and resident rights and responsibilities, including in some states the right to receive certain healthcare services from providers of a resident's choice. In addition, in some states in which RHP operates or intends to operate its assisted living communities through third-party managers, a certificate of need is required before the community can be opened. Assisted living communities are also subject to state or local building code, fire code and food service licensure or certification requirements, and are subject to periodic survey or inspection by governmental authorities. In the event that RHP's properties receive deficiency reports following an inspection, RHP will review such reports and seek to take appropriate corrective action. Although most inspection deficiencies are resolved through a plan of correction, the reviewing agency typically is authorized to take action against a licensed community where deficiencies are noted in the inspection process. Such action may include imposition of fines, imposition of a provisional or conditional license or suspension or revocation of a license or other sanctions, any of which could adversely affect RHP's methods of operation, results of operations and costs of doing business.

    FEES AND FEE COLLECTION. Although RHP's third-party management companies will be responsible for fees and fee collection for RHP's properties, RHP's income from the properties will depend in part upon federal and state reimbursement programs to pay resident fees. A reduction in these programs could adversely affect fees collected at RHP's assisted living communities, produce a downward pressure on all prices in the industry and cause an increase in competition for private pay residents. Such occurrences could have a material adverse effect on RHP's financial condition, results of operations and prospects, and they also could have a material adverse affect on RHP's ability to attract or retain third-party lessees or management companies for its properties at existing lease or management fee rate structures.

    Federal and state fraud and abuse laws, such as the Medicare/Medicaid anti-kickback law, prohibit certain financial arrangements among healthcare providers and others who may be in a position to refer or recommend patients to such providers. Severe criminal penalties as well as exclusion from the Medicare and Medicaid programs are provided for violations of these laws. These laws forbid, among other things, certain direct and indirect payments or other remuneration intended to induce the referral of patients to, the arranging for services by, or the recommending of, a particular provider of healthcare items or services. The Medicare/Medicaid anti-kickback law has been broadly interpreted to apply to certain contractual relationships between healthcare providers and sources of patient referral. Because these laws are sometimes vague or ambiguous, have been infrequently interpreted by courts or regulatory agencies, are subject to evolving interpretations over time, and because the state laws also vary from state to state, it is sometimes difficult to determine which business practices are or are not permitted pursuant to federal law or the laws of any given state. Violation of these laws can result in loss of licensure, civil and criminal penalties, and exclusion of healthcare providers or suppliers from participation in (i.e., furnishing covered items or services to beneficiaries of) the Medicare and Medicaid programs. RHP's properties may be subject to these laws because (i) some of the communities provide services that are covered and paid for by the Medicaid program, (ii) the state laws typically apply to the operation of communities regardless of whether Medicare or Medicaid payments are at issue, and (iii) as required under some state licensure laws, and for the convenience of its residents, some of the third-party management companies maintain contracts with certain healthcare providers and practitioners, including pharmacies, visiting nurse organizations and hospices, through which the healthcare providers make their healthcare items or services (some of which may be covered by Medicare or Medicaid) available to community residents. The federal government has issued regulations that describe some of the conduct and business relationships permissible under the federal anti-kickback statute, known as "Safe Harbors." The fact that a given business arrangement does not fall within a Safe Harbor does not render the arrangement illegal per se. However, business arrangements of healthcare providers that fail to satisfy the applicable Safe Harbor criteria may risk increased scrutiny by enforcement authorities. RHP believes that its business arrangements and those of its third-party lessees and management companies fully comply with the provisions of the federal anti-kickback statute.

    The federal False Claims Act and related statutes provide for civil monetary penalties and potential exclusion from the Medicare and Medicaid programs for any person (or entity) who presents a claim to the government for services that were not provided as claimed, or for any person (or entity) who presents a claim and "knows or should know that the claim is false or fraudulent." Although the federal anti-kickback statute is criminal in nature, the government has argued successfully that claims submitted for Medicare or Medicaid services which arise from a violation of the anti-kickback statute constitute "false claims" as well. Accordingly, the government has recovered civil money penalties for violations of the anti-kickback statute. In many cases, the government has extracted substantial settlement amounts from healthcare providers as a condition for dropping false claim allegations.

    Although RHP believes that its third-party management companies are in compliance with federal and state healthcare anti-fraud and abuse laws, because of the breadth of federal and state anti-kickback statutes, their ambiguity, and the absence of court or agency decisions interpreting their application to many types of arrangements such as those of RHP, there can be no assurance that such laws will be interpreted in a manner consistent with the practices of RHP's third-party management companies. See "Business and Properties--Government Regulation."

    The risks posed by federal anti-fraud and abuse prohibitions may be somewhat heightened by sections of the federal False Claims Act that permit private parties to bring what are known as "qui tam" or "whistleblower" lawsuits against healthcare entities. The Act permits a private individual (the "relator"), including an employee of a healthcare entity, to bring a lawsuit against an entity for violations of the Act. Whistleblowers have received substantial recoveries in such lawsuits. When a relator files such a lawsuit, the government has the opportunity to intervene in its own behalf. Even if the government decides not to intervene, however, the relator is permitted to pursue his or her claims in court. This law has led to a proliferation of such claims in the healthcare industry. Any determination that one of RHP's third-party lessee's or management companies' practices do not comply with the laws may adversely affect RHP's financial condition, results of operations and prospects and have a material adverse affect on RHP's ability to attract or retain third-party management companies for its properties at existing management fee rate structures.

    COSTS OF COMPLIANCE WITH THE AMERICANS WITH DISABILITIES ACT. Under the Americans with Disabilities Act of 1990 (the "ADA"), all public accommodations and commercial facilities are required to meet certain federal requirements related to access and use by disabled persons. Failure to comply with the ADA requirements could result in the imposition of fines by the U.S. government or an award of damages to private litigants. Although RHP believes that its properties are in compliance with the ADA, a determination that RHP's current or future properties are not in compliance with the ADA could result in the imposition of fines or an award of damages to a private litigant. If RHP were required to make unanticipated expenditures to comply with the ADA, RHP's cash flow could be adversely affected.

ANTI-TAKEOVER PROVISIONS

    RHP's Articles of Incorporation and Bylaws contain, among other things, provisions (i) establishing a classified board of directors; (ii) authorizing shares of preferred stock with respect to which the Board of Directors has the power to fix the rights, preferences, privileges and restrictions without any further vote or action by the stockholders; (iii) requiring holders of at least 80% of the outstanding Common Stock to join together in requesting a special meeting of stockholders; and (iv) prohibiting removal of a director other than for "cause", and then only if the holders of at least 80% of the outstanding Common Stock vote for such removal. RHP is also subject to Sections 78.411-78.444 of the Nevada Revised Statutes (the "Control Act") which prohibits, except under certain circumstances, any business combination involving certain related persons. A person would be such a related person if he or she beneficially owns 10% or more of the outstanding RHP Common Stock or is an affiliate or associate of RHP, who within the past three years was the beneficial owner, directly or indirectly, of 10% or more of the outstanding RHP Common Stock. The application of the Control Act and/or the anti-takeover provisions of RHP's Articles of Incorporation or Bylaws could delay, deter or prevent a merger, consolidation, tender offer, or other business combination or change of control involving RHP that some or a majority of RHP's stockholders might consider to be in their personal best interests, including offers or attempted takeovers that might otherwise result in such stockholders receiving a premium over the market price of the Common Stock. The impact of these measures on the voting and other rights of the holders of Common Stock may adversely affect the market price of the RHP Common Stock. RHP has taken steps to cause the Control Act not to apply to Lone Star. See "Description of Capital Stock--Authorized Preferred Stock" and "Certain Rights of Holders of Common Stock; Anti-Takeover Effects."

DIVIDEND POLICY

    RHP expects to retain all earnings, excluding those earnings obligated to pay dividends for the Series A and Series B Junior Preferred Stock, to finance the future expansion and development of its business. Any future payment of cash dividends will depend, among other factors, upon the earnings, capital requirements, operating and financial condition of RHP, payments of dividends on series of preferred stock and, more importantly, upon compliance with various financial covenants contained in present and future financing agreements to which RHP is or may become a party, the effect of which is to make the payment of cash dividends unlikely during the foreseeable future. However, the Board of Directors, subject to any restrictions arising under any outstanding class or series of RHP preferred stock, may pay dividends in RHP common stock at its discretion. See "Certain Rights of Holders of Common Stock; Antitakeover Effects--Distributions" and "Authorized Preferred Stock."

POSSIBLE ADVERSE EFFECT OF SHARES AVAILABLE FOR FUTURE SALE ON THE PRICE OF RHP
  COMMON STOCK

    Sales of a substantial number of shares of RHP Common Stock, or the perception that such sales could occur, could adversely affect the prevailing market prices of RHP Common Stock. Options to purchase shares of RHP Common Stock may be granted to officers, directors and management in the future under RHP's 1997 Stock Option Plan. After the Spinoff RHP will have outstanding options to purchase up to approximately 447,750 shares of RHP Common Stock. See "Management--Stock Option Plan and Option Grants." RHP anticipates that it will register shares under its option plan to permit resales by non-affiliates without restriction, and affiliates of RHP also will have available to them the ability to resell their shares under Rule 144 under the Securities Act. In addition, RHP expects to issue 1.5 million shares of Series A Convertible/Exchangeable Preferred Stock (the "Series A Preferred Stock") and 1,020,000 shares of Series C Junior Preferred Stock (the "Series C Preferred Stock") on or about the time of the Spinoff. The Series A Preferred Stock may be converted into 428,571 shares of RHP Common Stock at the option of the holder thereof at any time between the second and third anniversary of the closing of certain financing transactions expected to occur simultaneously with or immediately after the Spinoff and must, in any event, be redeemed by the third anniversary of such closing. The outstanding shares of Series C Preferred Stock may be changed by vote of the stockholders into an equal number of shares of RHP Common Stock, and the holders of such preferred stock will be granted registration rights with respect to those underlying shares. See "Business and Properties--Financing" and "Authorized Preferred Stock." No prediction can be made as to the effect, if any, that the availability of RHP Common Stock for future sale will have on the market price of shares. See "Management--Executive Compensation" and "Security Ownership of Certain Beneficial Owners and Management."

                            BUSINESS AND PROPERTIES

OVERVIEW

    RHP will be in the business of purchasing, improving, marketing, leasing and operating (through third-party management companies) undeveloped, underdeveloped and developed real estate properties. RHP's initial properties will consist primarily of retirement, assisted living and Alzheimer's care properties (together sometimes referred to as "assisted living" properties), along with some residential apartment buildings, commercial properties and undeveloped land. Substantially all the assisted living properties initially will be leased to or managed by Greenbriar, and rental commercial properties will be managed for RHP by third-party management service providers. The undeveloped land will be held for future sale or development. RHP intends not to manage its properties. RHP generally will enter into leasing arrangements whereby third parties will operate the properties on a day-to-day basis, although some properties will be managed by third parties, not leased. RHP's revenues will be derived from fees pursuant to these third-party leases, from operations of properties managed for it by third parties, from development activities on a fee basis and from the revolving acquisition, development, and disposition of its properties.

    In certain circumstances, such as during the initial lease up period of a newly developed or acquired, RHP may hire a third-party management company, such as Greenbriar, to manage its property. RHP will maintain ownership of both the realty and the business operation of that property. RHP expects that in nearly all cases it will, after a period of time, (i) lease the property to Greenbriar or another third-party, (ii) sell the property to a real estate investment trust or other investors, including through investor syndicates, who would be expected to lease the property to Greenbriar or other third-party operator or (iii) sell the property outright to others in the industry who would operate the property for their own account. RHP may engage third-party management service providers to manage its residential apartment buildings and other types of residential properties, and, to a lesser extent, other commercial properties.

    RHP will pursue an aggressive expansion strategy focused on developing and constructing or acquiring additional properties. RHP's growth strategy involves the expansion of its real estate activities into a broad array of real estate ownership and development.

HISTORY AND ORGANIZATION

    Prior to the Spinoff, the distributing company, Greenbriar Corporation ("Greenbriar"), was originally organized and operated as a real estate investment trust from 1974 through 1991, and then reorganized as a Nevada corporation to acquire, operate and sell various types of healthcare facilities, as well as commercial real estate, and to manufacture and sell or lease mobility assistance equipment. In 1994, Greenbriar began focusing solely on opportunities in the assisted living industry, and subsequently sold its existing nursing homes and retirement center properties, as well as its mobility equipment manufacturing properties.

    During 1996, Greenbriar acquired 30 operational assisted living communities, including, in March, Wedgwood Retirement Inns, Inc. ("Wedgwood"), which owned, leased or managed 15 assisted or independent living communities, and in December, American Care Communities, Inc. ("American Care"), which also owned, operated or managed 15 assisted or independent living communities.

    On July 30, 1997 Greenbriar formed RHP under the corporate laws of the State of Nevada as a subsidiary with the intention of consolidating into it substantially all of Greenbriar's real estate assets and then spinning it off to Greenbriar's stockholders.

BUSINESS STRATEGY

    RHP will be in the business of developing, acquiring, financing, owning, leasing, selling, and, in some cases, operating real properties. The properties will include the assisted living communities, land and some commercial properties it will hold at the time of the Spinoff, additional like properties and residential, retirement and apartment developments it may acquire and develop in the future. Other opportunities may be taken from time to time to generate either short term profits or long term equity appreciation through the purchase and sale, ownership, leasing or other form of investment in a variety of real estate properties or in companies in the real estate business.

    As a part of this strategy, on or about September 5, 1997, Greenbriar entered into agreements to acquire four properties with a total capacity of 284 residents from a group of private investors, developers and operators in South Carolina. It is expected that these acquisitions will close prior to the Effective Date. At the time of the acquisition two of the properties will be operating, one of which will be about to begin construction on an expansion. One property, which will house up to 50 residents, will be nearing completion of construction and one, which will house up to 42 residents, is expected to begin construction within weeks. The aggregate purchase price, a combination of assumed debt, Greenbriar Common Stock and a minimal amount of cash, was $13.4 million, or approximately $47,000 per available resident The purchase price is subject to a holdback of some of the stock paid to the sellers until construction is completed within budget. All the construction has been financed. In addition to the properties acquired, Greenbriar is gaining the benefit of management expertise of the seller and their staff, and it expects to benefit from a continuing development relationship with the sellers. These assets are among those being transferred to RHP as a part of the Spinoff.

    RHP believes that significant growth opportunities exist to provide assisted living properties to the rapidly growing elderly population in particular. According to FORTUNE magazine, the number of people over the age of 65 is projected to double from 34.1 million in 1997 to 69.4 million in 2030. (FORTUNE, August 18, 1997 issue, p. 59). In the last two years, Greenbriar aggressively expanded its operations of assisted living communities through development and the acquisition of assisted living companies. RHP intends to continue developing and constructing communities in markets that are underserved where it has ready access to third-party operators, such as Greenbriar. RHP will lease many of its assisted living community properties to Greenbriar.

    Senior RHP personnel have extensive acquisition, development and financing experience in the assisted living and long-term care industry. RHP will leverage off that expertise and intends to increase its market share by entering new markets through the acquisition of one or more communities or assisted living companies and by making acquisitions within its existing regions. In reviewing acquisition opportunities, RHP considers, among other things, the competitive climate, the current reputation of the community or the operator, the quality of the management, RHP's likelihood of engaging the current management or another third-party lessee or management company, such as Greenbriar, to operate the property, any need to reposition the community in the marketplace and costs associated therewith, the construction quality, any need for renovations of the property and the opportunity to improve or enhance operating results.

FINANCING

    On or about the Effective Date, RHP expects to close a Stock Purchase Agreement with Greenbriar and Lone Star under which Lone Star will purchase from RHP 1.5 million shares of Series A Senior Convertible/Exchangeable Preferred Stock for $15 million (the "Financing Transaction"). There are certain financial covenants to which RHP will be subject as a result of the Financing Transaction. See "Capital Stock -- Terms of Series A Senior Convertible/Exchangeable Preferred Stock." RHP will use the proceeds to purchase common stock of Greenbriar shortly after the Spinoff, and it will sell its Series B Junior Preferred Stock to Greenbriar for $10 million. See "The Spinoff--Relationship Between Greenbriar and RHP after the Spinoff." The net effect of the transactions will be to provide RHP with $10 million of working capital. See "Capital Stock --Terms of Series B Junior Preferred Stock." RHP will be granted certain demand registration rights with respect to the Greenbriar Common Stock it purchases.

PROPERTIES

    Most of RHP's properties intially will be assisted living properties, which are multi-unit residential properties designed to serve the needs of the elderly population. Assisted living residents are usually elderly individuals who require assistance with the activities of daily living, but who do not require skilled nursing care on a regular basis. Some of RHP's facilities will provide for the care of Alzheimer's residents, usually within a secured portion of an assisted living property. RHP also will own retirement properties that provide a number of services to the elderly, but which are not licensed as assisted living properties. RHP also will own one retail center in Georgia, its office building and some undeveloped land. RHP considers its communities to be in good operating condition and suitable for the purpose for which they are being used, and RHP is of the opinion that all of its properties are adequately covered by insurance.

    FACILITIES LEASED TO GREENBRIAR. The following table sets forth certain information as of August 25, 1997, with respect to facilities which will be owned by RHP but leased to Greenbriar as of the Spinoff. All of these properties are being operated as assisted living properties or retirement properties, providing in almost every case basic support, and supplemental, personal care and wellness services for elderly residents. Approximately half of the facilities offer Alzheimer's and special care services as well.

                                                                                                              GREENBRIAR
                                                                    CARE                      RESIDENT        OPERATIONS
COMMUNITY NAME                             LOCATION                LEVEL         UNITS       CAPACITY(1)     COMMENCED(6)
------------------------------  ------------------------------  ------------     -----     ---------------  ---------------

Crown Pointe(2)(3)              Corona, CA                      S, FE                148            148            01/93

Wedgwood Terrace(3)             Lewiston, ID                    FE, DC                40             51            11/95

Berne Village(3)                New Bern, NC                    S, FE, DC            156            165            12/93

Graybrier(3)                    Southern Pines, NC              FE, DC                56             92            02/94

Rose Tara Plantation(3)         King, NC                        FE                    35             65            09/94

Villa del Sol(3)                Roswell, NM                     S                     12             12            12/95

Lincolnshire(3)                 Lincoln City, OR                S, FE                 64             64            11/95

Meadowbrook Place(3)            Baker City, OR                  FE                    50             50            12/92

The Terrace(3)                  Portland, OR                    FE, DC                65             69            05/91

Maranatha Manor of              Spartanburg, SC
  Spartanburg(3)                                                FE, DC                31             51            04/97

Windsor House West(3)           Spartanburg, SC                 FE, DC                74            111            02/94

Summer Hill(3)                  Oak Harbor, WA                  FE                    59             61            02/94

    FACILITIES UNDER GREENBRIAR MANAGEMENT. The following table sets forth certain information as of August 25, 1997, with respect to facilities which will be owned and operated by RHP at the time of the Spinoff, but managed for RHP by Greenbriar.

                                                                                                                 TOTAL
                                                                                                                ANNUAL
                                                          CARE                     RESIDENT        PERCENT      REVENUE
COMMUNITY NAME                       LOCATION             LEVEL       UNITS       CAPACITY(1)      LEASED       ($000)
--------------------------  --------------------------  ---------     -----     ---------------  -----------  -----------
Country Oaks(3)             Chiefland, FL               FE                 41             58             79%   $     482
Country Time Inn(3)         Kings Mountain, NC          FE, DC             32             54             89%         870
Rose Manor of Cary(3)       Cary, NC                    FE, DC             55             61             54%       1,074
La Villa(3)                 Roswell, NM                 FE, DC             80             91             43%         910
Villa del Rey(5)            Roswell, NM                 S, FE             134            134             81%       2,013
The Greenbriar at           Muskogee, OK
  Muskogee(3)                                           FE                 48             58             33%          96
Neawanna by the Sea(5) (7)  Seaside, OR                 S, FE              59             59            100%       1,194
Camelot(3)(4)               Harlingen, TX               S                 170            170             88%       1,602
The Greenbriar at           Denison, TX
  Denison(3)                                            FE, DC             44             57             56%         542
Rose Garden Estates(3)      Ritzville, WA               FE                 21             21             81%         352


                              GREENBRIAR
                              OPERATIONS
COMMUNITY NAME               COMMENCED(6)
--------------------------  ---------------
Country Oaks(3)                    12/95
Country Time Inn(3)                06/95
Rose Manor of Cary(3)              10/96
La Villa(3)                        11/96
Villa del Rey(5)                   10/88
The Greenbriar at
  Muskogee(3)                      03/97
Neawanna by the Sea(5) (7)         01/90
Camelot(3)(4)                      09/94
The Greenbriar at
  Denison(3)                       05/96
Rose Garden Estates(3)             11/95

------------------------

CARE LEVEL KEY:

(S) basic support and supplemental services are offered.

(FE) basic support, supplemental, personal care and wellness services are offered ("Frail Elderly").

(DC) Alzheimer's and special care services are offered ("Dementia Care").

------------------------

(1) Anticipated number of primary residents (not including spouses), although capacity exists for additional primary residents if double occupancy is extended to more units.

(2) RHP owns 60% of the real estate and the operating entity (a partnership) of this property.

(3) Subject to first mortgage. Historically, each community has generally been pledged as collateral on a single mortgage or deed of trust securing a note payable to a bank, financial institution, individual or other lender. The mortgages and deeds of trust mature between 1997 and 2015 and bear interest at fixed and variable interest rates ranging from 7.5% to 11.75% as of December 31, 1996. The Crowne Pointe community is subject to a mortgage and note payable to the Redevelopment Agency of the City of Corona, California, is payable into a sinking fund semi-annually in increasing amounts from $65,000 to $420,000 through May 2015, and bears interest at a variable interest rate equal to 5.725% at June 30, 1997. Future communities owned and mortgaged by RHP likely will be pledged as collateral for mortgage credit lines, which relate to more than one community. See "Management's Discussion and Analysis or Plan of Operation--Liquidity and Capital Resources."

(4) Of these units, 113 have been sold to residents who then pay a reduced monthly fee. RHP agrees to repurchase the units that are sold at a price ranging from 65% to 80% of the fair market value at the date of repurchase, based upon the number of years the resident owned the unit.

(5) Leased from Health Care Property Investors, Inc. on March 15, 1994. The leases are for a term of 15 years, with two 5-year extensions available. The lessees have an option to purchase the properties at the end of the tenth lease year and at the end of any term. The leases provide for minimum payments of $1,167,000 per year in the aggregate, plus additional rent of 25% of the increase in annual revenues compared to a base year. Additional rent for the year ended December 31, 1996 was $11,000. The purchase option price is the greater of the lessor's cost and the depreciated replacement cost of the improvements plus the fair market value of the land. The lessees are partnerships owned 49% by RHP and 51% by Victor L. Lund, a director of RHP. RHP will have an option to purchase his interests in these entities for $10,000 plus the payment of any transfer consideration which might be due to the lessor. The partnerships are managed by their respective general partners.

(6) Dates reflect the date operations commenced either by Greenbriar, Wedgwood, American Care or Windsor, including periods before the respective acquisitions by Greenbriar.

(7) Managed by a third-party on behalf of Greenbriar.

    OTHER PROPERTIES. RHP will own as of the Effective Date, a 23,500 square foot retail center in Roswell, Georgia, its office building in Addison, Texas, a 27,500 square foot building that it occupies and of which it will lease approximately half to Greenbriar and one other tenant, and several parcels of undeveloped land. The land includes 5.5 acres in Beaverton, Oregon on which an assisted living and Alzheimer's care facility is planned and in the early stages of development, and five parcels of land in Texas and North Carolina for which there are no development plans at present. Such parcels may be sold or developed as determined by management of RHP after the Spinoff.

    COMMUNITIES UNDER CONSTRUCTION. As of August 25, 1997, five assisted living communities that will be among the properties transfered to RHP in the Spinoff were under construction. Set forth below is certain information with respect to these communities.

                                                                              ANTICIPATED
                                                                                CARE                    RESIDENT     ANTICIPATED
COMMUNITY NAME                                       LOCATION                   LEVEL       UNITS       CAPACITY       OPENING
-------------------------------------  -------------------------------------  ---------     -----     -------------  -----------
Greenbriar at Sherman                  Sherman, TX                            FE, DC             48            65         Q1-98
Oak Park                               Clermont, FL                           FE                 60            60         Q4-97
Greenbriar at Camelot                  Harlingen, TX                          FE, DC             82            98         Q4-97
Windsor House Greenville               Greenville, SC                         FE, DC             31            50         Q4-97
Windsor House Florence                 Florence, SC                           FE, DC             26            42         Q2-98

------------------------

CARE LEVEL KEY:

(FE) basic support, supplemental, personal care and wellness services are offered ("Frail Elderly").

(DC) Alzheimer's and special care services are offered ("Dementia Care").

    MORTGAGE IN DEFAULT. In connection with Greenbriar's acquisition of American Care Communities, Inc. and its subsidiaries ("ACC") on December 31, 1996, Greenbriar and ACC attempted to secure the consent to the sale from the lender (the "Lender") on the Berne Village, Graybrier and Rose Tara Plantation communities (the "Properties"). The loan (the "ACC Loan") is secured by the Properties, which are being transferred to RHP in connection with the Spin-off. In the opinion of Greenbriar, the Lender led ACC and Greenbriar to believe that they would approve the acquisition of ACC if Greenbriar would execute a reasonably acceptable guaranty (the "Guaranty"). After months of negotiations the form of the Guaranty was finalized by counsel for the Lender and Greenbriar. However, after the acquisition but prior to execution of the Guaranty, the Lender advised Greenbriar that it was no longer willing to approve the acquisition of ACC by Greenbriar under any circumstances and declared the ACC Loan in default.

    The outstanding principal and accrued but unpaid interest under the ACC Loan is approximately $11,000,000. The Lender is also seeking payment of a significant prepayment penalty, referred to in the loan documents as a "make-whole" premium. RHP does not believe, as a matter of public policy, that this premium is truly payable. Neither Greenbriar nor RHP is a party to the ACC Loan and neither has guaranteed the ACC Loan.

    RHP does not currently have permission to acquire the Properties or the entities that own the Properties. It does, however, expect to acquire the Properties, or the entities that own the Properties, and to obtain financing to pay off the Lender.

PLANS FOR CONSTRUCTION

    NEW CONSTRUCTION. RHP generally will retain independent general contractors to build its communities. RHP will approve all aspects of development including, among other things, site selection, plans and specifications, the proposed construction budget and selection of the architect and general contractor. RHP estimates the average capitalized cost to develop, build and open a community (including land acquisition, architectural and engineering costs and, construction period interest and loan fees) to be approximately $70,000 to $80,000 per unit, depending on a variety of factors, and average construction time for a typical community to be approximately six to twelve months, depending upon the number of units. RHP estimates that, once opened, it takes approximately twelve to eighteen additional months after licensure for each community to achieve a stabilized occupancy level of 90% or higher.

    PLANNED RENOVATIONS. RHP presently plans to expand Maranatha Manor in Spartanburg, South Carolina to increase resident capacity by 30 to a total of
81. Along with this new construction, certain improvements to the existing buildings are underway. The total budget for this work is $824,000 and financing has been obtained. There are no plans by RHP to renovate or expand any of the other properties leased to Greenbriar. Of the communities to be owned by RHP and managed by Greenbriar, Camelot has an on-going expansion program to build garden homes, typically in duplex configurations. Streets and utilities have been installed in a parcel of the campus that allows for construction of 60 garden homes (30 duplexes), of which 6 garden homes have been built to date. Construction of garden homes generally is begun upon receipt of earnest money for the purchase, but RHP may from time to time build such units speculatively. Garden home construction is financed through a revolving builder loan with a local bank for 85% of cost with a maximum of $600,000 committed at any one time. Several other properties have room on their sites and were designed to add units as market conditions dictate. There are no specific plans to expand other communities at this time.

    RHP believes quality independent general construction contractors are readily available to build its communities at competitive prices.

    DEVELOPMENT AND CONSTRUCTION RISKS. RHP's growth strategy is dependent, in part, on its ability to develop and construct additional communities. Development projects generally are subject to various risks, including zoning, permitting, healthcare licensing and construction delays that may result in construction cost overruns, longer development periods and, accordingly, higher than anticipated start-up losses. Although management of RHP has extensive development experience, and they intend to closely manage each development project and regularly monitor the contractors building RHP's communities, project management is subject to a number of contingencies over which RHP has little or no control and which might adversely affect project costs and completion time. Also, RHP intends to rely on third-party developers to oversee construction of some of the new assisted living communities planned by RHP. There can be no assurance that RHP will not experience difficulties in working with developers, project managers, general contractors and subcontractors, any of which difficulties could result in increased construction costs and delays. See "Risk Factors -- Development and Construction Risks."

    NEED FOR ADDITIONAL FINANCING; RISK OF RISING INTEREST RATES, DEVELOPMENT DELAYS AND COST OVERRUNS. To achieve its growth objectives, RHP will need sufficient financial resources to fund its development, construction and acquisition activities. Accordingly, RHP's future growth will depend on its ability to obtain additional financing on acceptable terms. RHP expects to experience negative cash flow from operations for at least 18 months following the Effective Date, without the sale of any assets, as it continues to develop and construct assisted living communities and while those properties managed for RHP continue to experience lease up to residents. See "Risk Factors -- Need for Additional Financing."

COMMUNITY DESCRIPTION

    Existing communities as of August 25, 1997 that are designated for transfer to RHP in connection with the Spinoff range in size from 12 to 170 units with 10,000 to 148,000 total square feet and are from one to three stories. Most of the new communities to be constructed by RHP will have 60 to 100 units and 42,000 to 75,000 square feet and will be one or two stories. Each community has or will have a large family room, usually equipped with a fireplace, a spacious open dining area, library, TV room, commercial kitchen, beauty salon, laundry, and indoor and outdoor recreational areas. Units generally range in size from approximately 330 to 400 square feet for a studio unit, to 470 to 650 square feet for a one-bedroom unit, and to 680 to 850 square feet for a two-bedroom unit. Assisted living units typically include a private bathroom, kitchenette, closets, and living and sleeping areas, as well as a lockable door, emergency call system, individual temperature controls, fire alarm and sprinkler system, among other amenities.

    Alzheimer's care units are approximately the same size as studios and contain only sleeping, limited storage and, in some of the units, bathroom areas. Most do not have emergency call systems but do have sprinkler and fire alarm systems.

MARKETING

    MARKETING TO RESIDENTS. Properties owned by RHP and managed for it by Greenbriar or other third parties will be marketed to residents by the management company, not by RHP. The management company's marketing and sales efforts generally will be undertaken on regional and local levels. This effort is intended to create awareness of the assisted living communities among prospective residents, their families, other key decision makers and professional referral sources. Management companies typically have a corporate marketing staff that will develop overall strategies for promoting the facilities throughout their markets and assess continuously the success of the marketing efforts. Most communities have on staff a community relations coordinator dedicated to sales and marketing activities, who is guided and trained by the management company. For smaller communities with no community relations coordinator, the Executive Director performs these sales and marketing functions.

    Prior to opening new communities, the management company, with RHP's concurrence, will commence an aggressive marketing campaign by opening a sales office in close proximity to the community. During this pre-opening marketing period, the management company's personnel actively contact local referral sources, which generally account for a majority of resident referrals. In addition, the management company will engage in more traditional types of marketing activities, such as direct mailings, print advertising, signs and yellow pages advertising. These marketing activities and media advertisements are directed to potential residents and their adult children, who often comprise the primary decision makers for placing a frail elderly relative in an assisted living setting.

    With respect to properties leased from RHP by third-party lessees, all marketing will be the responsibility of the lessee.

    MARKETING TO LESSEES OR MANAGEMENT COMPANIES. Before RHP commits to undertaking construction of a new property or acquisition of an existing property that it intends to lease, whether to Greenbriar or to a third-party, or for which it will hire a management company, it will discuss the proposed property with one or more potential lessees or management companies. Such discussions will include review of market conditions, such as demographics, existing and proposed competition, local building regulations and costs, proposed acquisition, construction and operating budgets, the availability of financing and any such other matters as RHP would review in deciding whether such a property would appear to represent a good investment. Should there be a lack of interest on the part of potential lessees or management companies, RHP management would consider such lack of interest before making a decision to go ahead with the acquisition or construction. For a period of five years, all proposed properties related to senior housing (excepting only age restricted apartments without services), will be offered first to Greenbriar to lease or manage. Marketing to third parties will occur when Greenbriar declines an opportunity and after the expiration of Greenbriar's five year right of first refusal. Management of RHP will utilize its broad array of existing contacts as well as contacts developed in the future to market properties, whether to lessees or management companies, many of whom are well known to RHP management.

GOVERNMENT REGULATION

    Because RHP's properties will include assisted living centers, certain government regulations may apply to RHP and/or a lessee or management company of an RHP property. Healthcare is an area of extensive and frequent regulatory change. In contrast, the assisted living industry is relatively new and, accordingly, the manner and extent to which it is regulated at the federal and state levels is evolving. It is not clear at this time what legislative and/or regulatory changes will be adopted in the future and what the effect of such changes will be on RHP, particularly since such regulations are more likely to be imposed on the lessee or management company rather than the owner and developer of assisted living centers. There are, however, certain building and development requirements for assisted living with which RHP will already comply, on new development, such as providing sprinkler systems, emergency call, fire alarm and smoke alarm systems. RHP will need to stay current on regulations in this area and will need to develop and construct its properties to comply with such regulations. As a result, there can be no assurance that future changes in healthcare legislation or regulations will not have a material adverse effect on RHP. See "Risk Factors -- Government Regulation."

    RHP's communities currently will be regulated by state and local health and social service agencies and other regulatory authorities. Although regulatory requirements vary from state to state, these requirements generally address, among other things, staff education, training and records; staffing levels; community services, including administration and assistance with self-administration of medication; physical community specifications; size and furnishing of community units and common areas; food and housekeeping services; emergency evacuation plans; and resident rights and responsibilities. Most of RHP's third-party management service providers will be required to possess state licenses for each community they operate in order to provide the levels and types of services they provide in the states in which they operate. Some of the communities do not supply care and/or supervision to an extent requiring them to be licensed under their respective state's laws. RHP's communities also will be subject to various state or local building codes and other ordinances, including safety codes. Management anticipates that the states which are establishing regulatory frameworks for assisted living communities will require licensing of assisted living communities and will establish varying requirements with respect to such licensing. RHP will have obtained all required licenses for each of its operating communities. Each of those licenses must be renewed annually. Regulations involving day to day operations of assisted living communities generally are the responsibility of the lessee or management company actually operating the property, not the real estate owner, such as RHP.

    Currently, only eight states (Kentucky, Connecticut, New York, Illinois, Georgia, Missouri, New Jersey and South Dakota) have certificate of need ("CON") requirements for assisted living communities, and RHP only will be operating in one of such states, Georgia; however, RHP may expand into several other states that have CON requirements. In addition, if federal and state reimbursements increase or there is overbuilding in the industry, other states may initiate CON requirements. The state of North Carolina is expected to enact this year a 12-month moratorium on issuing new assisted living licenses, which has the effect of curtailing development of new assisted living properties not already in a certain stage of development and state review. If this occurs widely, then the operators who can grow rapidly in the next few years could have a distinct advantage, inasmuch as new barriers to entry could limit destructive overbuilding and competition, such as occurred in some nursing home markets in the past. There can be no assurance, however, that RHP will be able to obtain CONs in any jurisdiction where it may be required to obtain them in order to expand.

    Like healthcare centers, assisted living communities are subject to periodic survey or inspection by governmental authorities. From time to time in the ordinary course of business, RHP will receive deficiency reports. RHP will review such reports and seek to take appropriate corrective action. Although most inspection deficiencies are resolved through a plan of correction, the reviewing agency typically is authorized to take action against a licensed community where deficiencies are noted in the inspection process. Such action may include imposition of fines, imposition of a provisional or conditional license, suspension or revocation of a license or other sanctions. Any failure by RHP to comply with applicable requirements could have a material adverse effect on RHP's business, financial condition and results of operations. RHP believes that its communities will be those in substantial compliance with all applicable regulatory requirements. Of the communities being transferred to RHP in the Spinoff, however, actions are currently pending against three communities in North Carolina that have provisional licenses for technical violation, but RHP expects these actions to be resolved by September 15, 1997. None of the communities have been cited in the past for any significant non-compliance with regulatory requirements.

    The Americans with Disabilities Act ("ADA") has had and will continue to have a major effect on the full service residential retirement and assisted living industry. The communities developed or acquired by RHP must be in compliance with the ADA. The Fair Housing Amendments Act of 1988 also prohibits discrimination against the handicapped in the sale or rental of a dwelling, or in the provision of services or communities in connection with such a dwelling. This intensifies the need to be in compliance with the ADA. Regulation of the industry is likely to increase, particularly for those providers accepting Medicaid reimbursements.

COMPETITION

    The real estate development business is highly competitive, and it is anticipated that development of assisted living and Alzheimer's care properties in particular will become increasingly competitive in the future. Many of RHP's present and potential competitors and the present and potential competitors of Greenbriar have, or may have access to, greater financial, management and other resources than those of RHP or Greenbriar. There can be no assurance that competitive pressures will not have a material adverse effect on RHP.

    RHP will compete with other real estate developers for third-party lessees and management service providers specializing in long-term care alternatives. In addition, RHP will compete with a number of tax-exempt nonprofit organizations which can finance capital expenditures on a tax-exempt basis or receive charitable contributions unavailable to RHP and which generally are exempt from income tax. While there currently are few assisted living and Alzheimer's care communities in some of the markets where RHP's communities are located, RHP expects that, as assisted living receives increased attention and the number of states which participate in the Medical Home and Community Care Options Act of 1990 ("MHCCOA"), which permits states to use Medicaid funds to support services for low income, frail, older persons, in places of residence other than nursing centers, increases, competition for services provided at RHP's communities will also grow from existing and new companies focusing primarily on assisted living. Nursing home centers that provide long-term care services are also a source of competition for RHP communities, particularly with respect to Alzheimer's care services.

    RHP competes with other real estate developers on the basis of the breadth and quality of its services, the quality of its communities and price. RHP believes that it competes favorably in these areas and in its recruitment and retention of qualified and effective third-party lessees and management service providers. RHP also competes with other providers in the acquisition and development of additional communities.

    Management of RHP has considerable experience in and contacts for acquiring and selling real estate of many types. However, there are many competitors in real estate, from numerous large companies, to smaller companies, local operators and individuals, any of whom may have much greater resources than RHP or specific contacts or relationships that may create an advantage over other competitors. While RHP will not attempt to compete in all aspects of real estate, its management does plan to be opportunistic so that it can take advantage of its creativity and contacts to complete transactions where there may not be significant competition. See "Risk Factors -- Competition."

ENVIRONMENTAL MATTERS

    Under various federal, state and local environmental laws, ordinances and regulations, a current or previous owner or operator of real estate may be required to investigate and clean up hazardous or toxic substances or petroleum product releases at such property, and may be held liable to a governmental entity or to third parties for property damage and for investigation and clean up costs incurred by such parties in connection with the contamination. Such laws typically impose clean up responsibility and liability without regard to whether the owner or operator knew of or caused the presence of the contaminants, and the liability under such laws has been interpreted to be joint and several unless the harm is divisible and there is a reasonable basis for allocation of responsibility. The costs of investigation, remediation or removal of such substances may be substantial, and the presence of such substances, or the failure to remediate properly such property, may adversely affect the owner's ability to sell or lease such property or to borrow using such property as collateral. In addition, some environmental laws create a lien on the contaminated site in favor of the government for damages and costs it incurs in connection with the contamination. Persons who arrange for the disposal or treatment of hazardous or toxic substances also may be liable for the costs of removal or redemption of such substances at the disposal or treatment facility, whether or not such facility is owned or operated by such person. Finally, the owner or operator of a site may be subject to common law claims by third parties based on damages and costs resulting from environmental contamination emanating from a site.

    RHP has conducted environmental assessments of all of the sites currently under construction or development, as well as 18 of its existing communities. These assessments have not revealed any environmental liability that RHP believes would have a material adverse effect on RHP's business, assets or results of operations, nor is RHP aware of any such environmental liability. RHP believes that all of its communities are in compliance in all material respects with all federal, state and local laws, ordinances and regulations regarding hazardous or toxic substances or petroleum products, and it will be the continuing responsibility of third-party lessees and management companies to continue such compliance. RHP has not been notified by any governmental authority, and is not otherwise aware, of any material non-compliance, liability or claim relating to hazardous or toxic substances or petroleum products in connection with any of its communities.

EMPLOYEES

    As of October 1, 1997, RHP expects to employ approximately 12 full-time employees. RHP believes it maintains good relationships with its employees. None of RHP's employees is expected to be represented by a collective bargaining group.

CORPORATE OFFICES

    RHP's principal executive office is a 27,500 square feet building that it owns in Addison, Texas. While more than half of the office space will be leased to Greenbriar and another tenant, the offices are adequate for the foreseeable future.

LEGAL PROCEEDINGS

    By way of an indemnification agreement, RHP has assumed Greenbriar's potential liability under certain lawsuits involving RHP's properties.

    In SOUTHERN CARE CORP. V. MEDICAL RESOURCE COMPANIES OF AMERICA (now Greenbriar Corporation), Civil Action No. 94-1132-K, Superior Court of Chatham County, Georgia, the plaintiff seeks damages exceeding $1,500,000 relating to the management and operation of four nursing homes Greenbriar sold to plaintiff. Greenbriar has filed a counterclaim for breach of the management contract between the homes and a subsidiary of Greenbriar. At the same time that plaintiff unilaterally and without notice terminated the management contract, plaintiff also claimed that indebtedness of approximately $6.7 million assigned to RHP was discharged. Plaintiff claims that the discharge occurred at the time of the assignment despite the facts that (i) the assignment had occurred 24 months prior to their claim of discharge, (ii) plaintiff, at the time of the assignment, had acknowledged in writing that the indebtedness was due and owing,
(iii) plaintiff paid approximately $1.2 million toward the indebtedness subsequent to the assignment, and (iv) plaintiff apparently has continued to accrue the indebtedness on its financial statements. Greenbriar disputed this claim and has filed a counterclaim to confirm the indebtedness. RHP plans to contest and defend this suit vigorously and pursue the counterclaims against plaintiff. Greenbriar does not believe it has breached any obligation to plaintiff regarding management of the nursing homes and does not believe plaintiff will prevail on the merits, although there can be no assurance in this regard. Greenbriar also does not believe the approximately $6.7 million of indebtedness was discharged, and believes that it will prevail on this counterclaim, although there can be no assurance. The amount of the indebtedness, including accrued interest, is approximately $10 million. RHP's basis in the indebtedness, net of related deferred gains, is approximately $4.2 million.

    In 1995 the plaintiff and Greenbriar each filed cross motions for summary judgment on the issue of whether the indebtedness was discharged. In October 1996 the trial court granted plaintiff's motion. An appeal has been filed by Greenbriar on that ruling. Greenbriar does not believe that the court's ruling is correct, and believes that it will prevail on its appeal, although there can be no assurance.

    In addition to other causes of action that Greenbriar may file against the plaintiff, Greenbriar filed a negligence action against a law firm and against a lawyer with that firm, relating to their involvement with the assignment, described above. Greenbriar has been advised that these defendants carry a professional liability policy with limits of $5 million. These defendants deny liability and have filed a cross-action against, among others, a former officer and director of Greenbriar. Greenbriar and RHP believe should Greenbriar not prevail against Southern Care on the indebtedness issue, that it will prevail on this claim, although there can be no assurance. This action has been non-suited and by agreement with the cross-defendant law firm the statute of limitations has been extended.

    In HEALTH CARE PROPERTY INVESTORS, INC. V. GREENBRIAR CORPORATION, ET AL., Civil Action No. BC-160028, Superior Court of Los Angeles County, Health Care Property Investors, Inc. ("HCPI"), which is the lessor of Neawanna by the Sea and Villa del Rey-Roswell pursuant to leases between HCPI and Neawanna by the Sea Limited Partnership ("Neawanna L.P.") and Villa del Rey-Roswell, Ltd. ("Roswell L.P."), (together the "Leases"), alleges in such suit that certain aspects of the acquisition by Greenbriar of Wedgwood in March 1996 (the "Wedgwood Acquisition") relating to Neawanna L.P. and Roswell L.P. were consummated without the prior written consent of HCPI as required by the Leases, and that the Leases have been breached and/or a fee is now due HCPI in connection with the transfers. Additionally, HCPI alleges that Greenbriar tortiously interfered with the Leases because of the transfer. RHP and Greenbriar do not agree with HCPI's interpretation of the Leases and do not believe that such prior written consent was necessary for the Wedgwood Acquisition or that payment of a fee is now due as a result. RHP and Greenbriar also do not believe Greenbriar tortiously interfered with the Leases.

    In BENETIC FINANCIAL CORP. V. WEDGWOOD RETIREMENT INNS, INC., et al., Civil Action No. EC-019343, Superior Court of Los Angeles County, the plaintiff seeks to collect in excess of $1,000,000 on an alleged loan brokerage agreement. There is no signed loan brokerage agreement between Wedgwood and the plaintiff. Plaintiff alleges he delivered a loan brokerage agreement to Wedgwood which it verbally accepted. Greenbriar understood that plaintiff was acting as a potential partner and was not providing services to Greenbriar. The suit was filed after the statute of limitations had expired for a verbal or an implied contract. However, if the plaintiff can prove that there was verbal acceptance of the contract, a four year statute of limitations may apply and this suit would not be barred. RHP believes that the statute of limitations has expired on this action and there is little or no liability for any of plaintiff's alleged services.

    In CLAY CAPITAL CORPORATION V. GREENBRIAR CORPORATION, CARE AMERICA AND JAMES R. GILLEY, Clay Capital alleges that certain repayments of loan proceeds to Greenbriar from the sale of two nursing homes in 1994 were improper. Plaintiff also claims that such loan was created to prevent payment of sums alleged due it pursuant to a profit participation arrangement entered into by one of the Company's subsidiaries (Care America) in 1993. The Plaintiff seeks in excess of $1 million. Greenbriar and RHP believe that this claim is without merit.

    Greenbriar has been named as defendant in other lawsuits in the ordinary course of business. Management does not believe these lawsuits will have a material effect on the financial condition or results of operations of RHP.

                  POLICIES WITH RESPECT TO CERTAIN ACTIVITIES

    Management of RHP will develop and submit to its Board of Directors policy recommendations to guide operation of the company. Once adopted by the Board of Directors such policies may be amended or revised from time to time at the discretion of the Board of Directors without a vote of the stockholders of RHP. It is anticipated that policies will be proposed covering such activities as investment in real estate, real estate mortgages or other real estate companies, sales of properties and related assets, financing, conflicts of interest and such other activities as management and the Board determine.

                                   MANAGEMENT

DIRECTORS AND EXECUTIVE OFFICERS OF RHP

    The following table sets forth certain information with respect to each person who is expected to be a director or an executive officer of RHP as of the Effective Date. Each of the executive officers and directors currently in the service of Greenbriar will, except as noted, be resigning their respective positions in Greenbriar prior to the Effective Date.

NAME                                                       AGE                            POSITION
-----------------------------------------------------      ---      -----------------------------------------------------

James R. Gilley(1)...................................          63   Chairman of the Board, Chief Executive Officer

Gene S. Bertcher(1)..................................          48   Director, President, Chief Operating Officer and
                                                                    Treasurer

Paul W. Dendy........................................          48   Executive Vice President and Chief Financial Officer

Mark E. Bennett......................................          43   Executive Vice President and General Counsel

Ellis Short, IV(3)...................................          36   Director

Victor L. Lund(3)....................................          69   Director

Charles A. Betzel(2).................................          64   Director

James G. Chrysson(2).................................          41   Director

------------------------

(1) Class I Director--term expires at Annual Stockholders' Meeting in 1998.

(2) Class II Director--term expires at Annual Stockholders' Meeting in 1999.

(3) Class III Director--term expires at Annual Stockholders' Meeting in 2000.

    The following sets forth information regarding the individuals who will be directors and executive officers of RHP immediately following the Spinoff:

    James R. Gilley served as President and Chief Executive Officer of Greenbriar from November 1989 until December 31, 1996, and as Chairman of Greenbriar since November 1989 (except for the period March 1993 through May
1994). Following the Spinoff, he will continue to serve as Chairman of the Board of Greenbriar.

    Gene S. Bertcher has been Executive Vice President, Chief Financial Officer and Treasurer of Greenbriar since November 1989, and served as a director of Greenbriar from November 1989 until September 1996. Mr. Bertcher is a certified public accountant.

    Paul W. Dendy has served as Executive Vice President of Greenbriar since May 1996 and Executive Vice President of Wedgwood since May 1997. He was a member of the board of directors of Greenbriar from May until September 1996. He served as President of Wedgwood from April 1996 until May 6, 1997. Prior to his appointment as President of Wedgwood, Mr. Dendy had served as Vice President-Project Acquisitions and Financing of Wedgwood since April of 1993. From 1989 to February 1993, he was Vice President-Finance of Leisure Care, Inc., a privately held company in the retirement housing and assisted living business.

    Mark E. Bennett has been a partner in the law firm Bennett & Weston, P.C. since 1995, and has served as general counsel to Greenbriar since May 1997. Prior to being a partner with Bennett & Weston, P.C., Mr. Bennett was a partner in Bennett & Kurtzman, P.C.

    Ellis Short, IV has been a partner in the Lone Star Opportunity Fund since January 1997. Prior to joining Lone Star, he served as a partner in the Brazos Fund from June 6, 1993 until December 1996, and was an asset manager for General Electric from August 1983 until May 1993.

    Victor L. Lund has been a director of Greenbriar since March 1996. In 1977, he founded Wedgwood Retirement Inns, Inc., which became a subsidiary of Greenbriar in March 1996. Mr. Lund was President and Chief Executive Officer of Wedgwood, positions he held until Wedgwood was acquired by Greenbriar.

    Charles A. Betzel has been the owner and operator of Charles A. Betzel Insurance since 1972. He is a licensed insurance agent.

    James G. Chrysson has been a real estate building contractor and developer with C.B. Development Co., Inc., a North Carolina real estate developer, since 1978. He serves on the Board of Directors of Southern Community Bank & Trust.

ORGANIZATION OF THE BOARD OF DIRECTORS

    The Board of Directors has the following committees:

COMMITTEE                                                          MEMBERS
----------------------------------------------  ----------------------------------------------

Executive:                                      James R. Gilley, Chairman
                                                James G. Chrysson
                                                Charles A. Betzel
                                                Ellis Short, IV

Audit:                                          Ellis Short, IV, Chairman
                                                Victor L. Lund
                                                James G. Chrysson
                                                Charles A. Betzel

Compensation:                                   Charles A. Betzel, Chairman
                                                James G. Chrysson
                                                Ellis Short, IV
                                                Gene Bertcher

Conflicts of Interest:                          James G. Chrysson, Chairman
                                                Ellis Short, IV
                                                Charles A. Betzel

    The Executive Committee oversees the normal business operations of RHP. The Audit Committee recommends an independent auditor for RHP, consults with such independent auditor and reviews RHP's financial statements. The Compensation Committee fixes the compensation of officers and key employees of RHP and administers RHP's stock option plans. The Conflicts of Interest Committee receives and investigates any reports of or perceived conflicts of interest in any activities undertaken by RHP.

COMPENSATION OF DIRECTORS

    RHP will pay each director a fee of $5,000 per year, plus a meeting fee of $1,000 and expenses for each Board meeting attended.

EXECUTIVE COMPENSATION

    RHP was incorporated in July for the purpose of being the vehicle for the Spinoff. None of RHP's executive officers listed above will receive material compensation from RHP prior to the Effective Date. RHP has agreed to assume Greenbriar's obligations under the employment agreements of certain Greenbriar employees who will be executive officers of RHP after the Spinoff. The following table sets forth certain information regarding the annual compensation for services in all capacities to Greenbriar for the year ended December 31, 1996, with respect to the most highly-compensated Greenbriar executive officers who will be executive officers of RHP ("Named Executive Officers"):

                                                                                        LONG TERM
                                                                                      COMPENSATION
                                                                                         AWARDS;
NAME AND                                                                               SECURITIES
  PRINCIPAL POSITION                                                        ANNUAL     UNDERLYING        ALL OTHER
  WITH GREENBRIAR                                                YEAR       SALARY       OPTIONS      COMPENSATION(1)
-------------------------------------------------------------  ---------  ----------  -------------  -----------------
James R. Gilley,.............................................       1996  $  460,000      200,000        $   8,500
  Chairman(2)                                                       1995     460,000      200,000            7,500
                                                                    1994     460,000       --                6,500

Gene S. Bertcher,............................................       1996  $  180,000       --            $   7,500
  Executive Vice President and Chief Financial Officer              1995     172,500       --                6,500
                                                                    1994     150,000       20,000            6,500

Paul W. Dendy,...............................................       1996  $  114,600       10,000        $   5,500
  Executive Vice President(3)

------------------------

(1) Constitutes directors' fees paid by Greenbriar to the named individuals.

(2) James R. Gilley served as President and Chief Executive Officer of Greenbriar until December 31, 1996.

(3) Paul W. Dendy was an employee of Greenbriar for only part of 1996.

    OPTIONS GRANTED IN LAST FISCAL YEAR

    The following table summarizes certain information regarding options to purchase Common Stock issued to the Named Executive Officers during the year ended December 31, 1996.

                                                                                INDIVIDUAL GRANTS
                                                            ----------------------------------------------------------
                                                             NUMBER OF     PERCENT OF
                                                            SECURITIES    TOTAL OPTIONS
                                                            UNDERLYING     GRANTED TO     EXERCISE OR
                                                              OPTIONS     EMPLOYEES IN    BASE PRICE
NAME                                                          GRANTED      FISCAL YEAR      ($/SH)     EXPIRATION DATE
----------------------------------------------------------  -----------  ---------------  -----------  ---------------
James R. Gilley...........................................     200,000           46.3%     $  10.75          5/24/01
                                                               200,000           46.3%     $  13.275        12/31/06

Paul W. Dendy.............................................      10,000            2.3%     $  11.25          3/15/06

    OPTIONS EXERCISED IN LAST FISCAL YEAR; FISCAL YEAR END OPTION VALUES

    No options for Greenbriar Common Stock were exercised in the year ended December 31, 1996. The following table summarizes certain information regarding year end option values of the options held by the Named Executive Officers.

                                                                NUMBER OF SECURITIES
                                                                     UNDERLYING                 VALUE OF UNEXERCISED
                                                               UNEXERCISED OPTIONS AT          IN-THE-MONEY OPTIONS AT
                                                                 DECEMBER 31, 1996                DECEMBER 31, 1996
                                                           ------------------------------  -------------------------------
NAME                                                       EXERCISABLE    UNEXERCISABLE    EXERCISABLE     UNEXERCISABLE
---------------------------------------------------------  -----------  -----------------  ------------  -----------------
James R. Gilley..........................................     400,000          --          $  2,695,000         --
Gene S. Bertcher.........................................      20,000          --               150,000         --
Paul W. Dendy............................................      10,000          --                75,000         --

EMPLOYMENT AGREEMENTS

    RHP has agreed to assume Greenbriar's obligations under the employment agreements of certain Greenbriar employees who will be executive officers of RHP after the Spinoff. On the Effective Date, RHP will assume Greenbriar's obligations under the Employment Agreement by and between Greenbriar and James
R. Gilley dated January 1, 1997, except for the obligation to grant non-qualified stock options on an annual basis, which obligation will remain with Greenbriar. Mr. Gilley will serve as Chairman and Chief Executive Officer of RHP for a three year term that recommences each day. The agreement provides for base salary of $460,000 per annum and 200,000 fully vested, non-qualified stock options each year in lieu of any cash bonus. The Agreement may be terminated early only upon resignation, mutual consent or for good cause. Mr. Gilley has agreed, effective with the Spinoff, to forego his salary for one year. See "Certain Relationships and Related Transactions." Also on the Effective Date, RHP will assume Greenbriar's obligations under the Employment Agreement by and between Greenbriar and Gene S. Bertcher dated January 1, 1997. Mr. Bertcher will serve as President and Chief Operating Officer under a two-year term that recommences each day. The agreement provides for base salary of $180,000 and a discretionary bonus, and may be terminated early only upon resignation, mutual consent, or for good cause. Mr. Bertcher has agreed, effective with the Spinoff, to forego his salary for one year. See "Certain Relationships and Related Transactions."

    In addition to the foregoing, RHP will assume Greenbriar's obligations under an employment agreement with Paul W. Dendy dated March 15, 1996 that expires March 15, 1999. Mr. Dendy will serve as Executive Vice President and Chief Financial Officer at a base salary of $125,000 and a discretionary bonus, and may be terminated early only upon resignation, mutual consent, or for good cause. Mr. Dendy has agreed, effective as of the Spinoff, to forego $25,000 of his salary for one year. See "Certain Relationships and Related Transactions."

STOCK OPTION PLAN AND OPTION GRANTS

    The Compensation Committee will administer RHP's 1997 Stock Option Plan (the "1997 Plan"), which will provide for grants of incentive and non-qualified stock options to RHP's executive officers, as well as its directors and other key employees. The 1997 Plan is also available to consultants of RHP. Grants under the 1997 Plan will be to promote long-term performance of RHP, and, specifically, to retain and motivate senior management in achieving a sustained increase in stockholder value. Currently, the Plan has no pre-set formula or criteria for determining the number of options that may be granted. The exercise price for an option granted under the Plans is determined by the Compensation Committee, in an amount not less than 100 percent of the fair market value of RHP's Common Stock on the date of grant. The Compensation Committee reviews and evaluates the overall compensation package of the executive officers and determines the awards based on the overall performance of RHP and the individual performance of the executive officers. RHP currently has reserved 500,000 shares of RHP Common Stock for issuance under the 1997 Plan, of which 25,000 shares will be covered by outstanding options as of the Effective Date. Those options will be awarded to effect an equitable adjustment of certain options to purchase Greenbriar Common Stock outstanding on the Effective Date.

    Certain former employees or consultants of Greenbriar who are becoming executive officers of RHP in the Spinoff and who hold pre-Spinoff options to purchase Greenbriar Common Stock will be awarded options under the 1997 Plan to purchase RHP Common Stock in the ratio of one option share of RHP for every two option shares of Greenbriar in their original option agreements. These options will by their terms require that any exercise will have to be made jointly with the exercise of the counterpart Greenbriar options (which in turn will be adjusted to accommodate this feature in converse, and which, together with the related RHP options being awarded as of the Spinoff will be referred to herein as the " 'stapled' options"). The total consideration required to exercise the "stapled" options will equal the original amount required to exercise the related Greenbriar options before the Spinoff, but it will be divided between Greenbriar and RHP on an equitable basis based upon the market values of the respective underlying shares after the Spinoff. Of these options, Gene S. Bertcher will receive options to purchase 10,000 shares of RHP Common Stock, and Paul W. Dendy and Mark E. Bennett each will receive options to purchase 5,000 shares of RHP Common Stock.

    As of the Effective Date, RHP also will award James R. Gilley options to purchase up to 422,750 shares of RHP Common Stock to effect an equitable adjustment of (i) pre-Spinoff options he held to purchase 400,000 shares of Greenbriar Common Stock; (ii) pre-Spinoff warrants he held to purchase up to 108,000 shares of Greenbriar Common Stock; and (iii) his right to convert 675,000 shares of Greenbriar Series D Preferred Stock into 337,500 shares of Greenbriar Common Stock outstanding on the Effective Date. These new options will have similar terms and will be coordinated in their exercise with the existing Greenbriar options, warrants, and Greenbriar Series D Preferred Stock, as adjusted, in a manner similar to the "stapled" options described above. See "Certain Relationships and Related Transactions."

         SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

    The following table sets forth certain information regarding the projected beneficial ownership of equity securities of RHP immediately following the Spinoff by: (i) each person known to RHP to own beneficially more than 5% of a class of RHP's equity securities; (ii) each person who is or will be a director of RHP or a Named Executive Officer; and (iii) all directors and executive officers of RHP as a group. The information is based on ownership of equity securities of Greenbriar as of August 15, 1997 and reflects the effect of the distribution of RHP Common Stock in the Spinoff as well as the issuance of shares of three series of preferred stock of RHP in transactions related to the Spinoff and occurring on or about the Effective Date. Unless otherwise indicated, all shares are owned directly and the indicated person has sole voting and investment power.

                                                                                             COMMON STOCK
                                               PREFERRED STOCK                  ---------------------------------------
                               -----------------------------------------------                               NUMBER OF
                                                           SERIES C JUNIOR                                    SHARES
                                 SERIES A PREFERRED           PREFERRED                                      ASSUMING
                                        STOCK                  STOCK(3)                                        FULL
                               -----------------------  ----------------------                              CONVERSION
                                 NUMBER      PERCENT     NUMBER      PERCENT       NUMBER        PERCENT     OF STOCK      PERCENT
NAME AND ADDRESS                   OF          OF          OF          OF            OF            OF       AND OPTIONS      OF
OF BENEFICIAL OWNER(1)           SHARES      SERIES      SHARES      SERIES        SHARES         CLASS     BY HOLDERS      CLASS
-----------------------------  ----------  -----------  ---------  -----------  -------------  -----------  -----------  -----------
James R. Gilley..............      --          --         485,000        47.6%      1,372,326(2)       36.0%  1,857,326        35.1%
  4265 Kellway Circle
  Addison, TX 75244
Victor L. Lund...............      --          --          --          --             607,481        15.9%     607,481         11.5%
  816 N.E. 87th Ave.
  Vancouver, WA.
Floyd B. Rhoades.............      --          --          --          --             435,259        11.4%     435,259          8.2%
  4265 Kellway Circle
  Addison, TX 75244
Gene S. Bertcher.............      --          --         205,000        20.1%         37,000         1.0%     242,000          4.6%
  4265 Kellway Circle
  Addison, TX 75244
Paul W. Dendy................      --          --          50,000         4.9%         13,067         0.3%      63,067          1.2%
  4265 Kellway Circle
  Addison, TX 75244
Mark E. Bennett..............      --          --         205,000        20.1%          5,000         0.1%     210,000          4.0%
  4265 Kellway Circle
  Addison, TX 75244
Lone Star Opportunity Fund...   1,500,000         100%     --          --            --            --          428,571          8.1%
  600 N. Pearl,
  Suite 1550, LB 161
  Dallas, TX 76140
All executive officers and
  directors as a group (8
  persons)...................   1,500,000         100%    945,000        92.7%      2,470,132        64.9%   3,843,632         72.7%

------------------------

(1) According to SEC rules, a person is the "beneficial owner" of securities if he or she has or shares the power to vote them or to direct their investment or has the right to acquire beneficial ownership of such securities within 60 days through the exercise of an option, warrant or right, the conversion of a security or otherwise. To the knowledge of the Company, the indicated owners will have sole voting and investment power with respect to shares beneficially owned, except as otherwise noted. The ownership information presented above: (1) assumes that no RHP stock options are exercised between August 15, 1997 and the Spinoff; and (2) reflects the distribution ratio of one share of RHP Common Stock for every two shares of Greenbriar Common Stock.

(2) These shares will consist of approximately 486,426 shares of RHP Common Stock owned by JRG Investments Co., Inc., a corporation wholly owned by James R. Gilley ("JRG"); 195,150 shares of RHP Common Stock owned by a grantor trust for the benefit of James R. and Sylvia M. Gilley; 422,750 shares of RHP Common Stock subject to options awarded to Mr. Gilley; and 268,000 shares of RHP Common Stock owned of record by Mrs. Gilley. Mr. Gilley and JRG disclaim beneficial ownership of the shares owned by Mrs. Gilley. Of the shares of RHP Common Stock that will be owned by the grantor trust, 100,000 shares will be dividends on Greenbriar Common Stock shares acquired by the trust from Greenbriar in November 1993 in consideration of a $2,250,000 partial recourse promissory note executed by the grantor trust and Mr. Gilley (as co-maker). This note bears interest at an annual rate of 5.5% until November 2003, when the entire principal balance and all accrued interest is due. After the Spinoff, the note will be collateralized by the Greenbriar and RHP shares, and the grantor trust and Mr. Gilley (as co-maker) have personal recourse only for the first 20% of the principal balance.

(3) This figure includes shares sold to the holder by RHP as discussed in "Certain Relationships and Related Transactions."

                 CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

    Greenbriar will provide services to RHP including, but not limited to, services related to office management, accounting and reporting, as well as other miscellaneous services. RHP believes that certain of these service costs will continue to be incurred after the Spinoff, but the amount is dependent on the type and level of RHP activities.

    On August 19, 1997, the Board of Directors approved the sale of RHP Series C Junior Preferred Stock to certain executive officers named below (as indicated) at $2 per share in a private sale. Each person will execute a promissory note in favor of RHP, of which 20% is with recourse to the maker. The notes bear interest at the rate of 6.55% per year and will be due upon any sale of the stock, or in 10 years, whichever first occurs.

NAME                                                                         NUMBER OF SHARES
---------------------------------------------------------------------------  -----------------
James R. Gilley............................................................         485,000
Gene S. Bertcher...........................................................         205,000
Mark E. Bennett............................................................         205,000
Paul W. Dendy..............................................................          50,000
Thomas L. Staley...........................................................          50,000
L.A.Tuttle.................................................................          25,000

The holder of Series C Junior Preferred Stock will have certain rights effective upon the change of those shares into RHP Common Stock to have those common shares registered for resale under federal securities laws. See "Authorized Preferred Stock -- Terms of Series C Junior Preferred Stock."

    On September 10, 1997, an Indemnification Agreement and Release (the "Agreement") was entered into by and between Greenbriar and Victor L. Lund and Florence V. Lund ("Lund") providing for a complete indemnification of Lund by Greenbriar for any and all lawsuits or claims arising in any way from the business of Wedgwood Retirement Inns, Inc. or affiliates acquired by Greenbriar on March 15, 1996. In the Distribution Agreement RHP is agreeing to indemnify Greenbriar to the extent of Greenbriar's obligations to indemnify Lund under the Agreement.

    In connection with the Spinoff, and effective only upon the Effective Date, RHP will grant certain stock options or other rights in RHP Common Stock to holders of Greenbriar stock options, warrants or other rights, or amend or modify their existing agreements, to the extent reasonable to provide such persons with the same benefit of receiving Spinoff Shares with respect to the shares of Greenbriar Common Stock underlying their option, warrant or other right. RHP anticipates issuing options to purchase 25,000 shares of RHP Common Stock to certain employees of Greenbriar who will become employed by RHP, in the ratio of one option share of RHP for every two option shares of Greenbriar, to be effective as of the Effective Date. In addition, RHP anticipates granting non-qualified options to purchase 422,750 shares of RHP Common Stock to James R. Gilley as an equitable adjustment for certain options, warrants and convertible preferred stock, held by Mr. Gilley, such issuance to be effective as of the Effective Date. See "Management -- Stock Option Plan and Option Grants."

    James R. Gilley and his wife have personally guaranteed two loans of Greenbriar with First National Bank & Trust Co. of McAlester, Oklahoma, which are being assumed by RHP. The loans total $5.2 million and are intended to provide mortgage financing for two assisted living communities. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Liquidity and Capital Resources." Under the terms of the financing Mr. and Mrs. Gilley can purchase the loans if they are in default.

                          DESCRIPTION OF CAPITAL STOCK

AUTHORIZED SHARES

    The authorized capital stock of RHP consists of 100,000,000 shares of Common Stock, par value of $.01 per share, and 10,000,000 shares of Preferred Stock, par value $.01 per share (the "Authorized Preferred Stock"). The Authorized Preferred Stock may be designated in series. After the Spinoff, there will be issued and outstanding approximately 3,360,000 shares of Common Stock and 3,520,000 issued and outstanding shares of Preferred Stock.

COMMON STOCK

    GENERAL. The holders of Common Stock have no preemptive, conversion or redemption rights. The outstanding shares of Common Stock are fully paid and non-assessable.

    DIVIDENDS. The holders of Common Stock are entitled to receive such dividends as may be declared from time to time by the Board of Directors of RHP out of funds legally available therefor. RHP has not paid cash dividends on the Common Stock to date, and the Board of Directors of RHP currently intends to retain earnings for further development of RHP's business and, therefore, does not intend to pay cash dividends on the Common Stock in the foreseeable future. No dividends can be paid on the Common Stock while dividends are in arrears on the Authorized Preferred Stock. RHP is not currently in arrears on any dividends on the Authorized Preferred Stock.

    VOTING RIGHTS. The holders of Common Stock are entitled to one vote per share on all matters submitted to a vote of stockholders and do not possess cumulative voting rights.

    REGISTRAR AND TRANSFER AGENT. The registrar and transfer agent for the RHP Common Stock is American Stock Transfer & Trust Company.

                           AUTHORIZED PREFERRED STOCK

    The Board of Directors of RHP has the authority to divide the Authorized Preferred Stock into series, the shares of each series to have such relative rights and preferences as shall be fixed and determined by the Board of Directors. The provisions of a particular series of Authorized Preferred Stock, as designated by the Board of Directors, may include restrictions on the payment of dividends on Common Stock. Such provisions may also include restrictions on the ability of RHP to purchase shares of Common Stock or to purchase or redeem shares of a particular series of Authorized Preferred Stock. Depending upon the voting rights granted to any series of Authorized Preferred Stock, issuance thereof could result in a reduction in the voting power of the holders of Common Stock. In the event of any dissolution, liquidation or winding up of RHP, whether voluntary or involuntary, the holders of each series of the then outstanding Authorized Preferred Stock may be entitled to receive, prior to the distribution of any asset or funds to the holders of Common Stock, a liquidation preference established by the Board of Directors, together with all accumulated and unpaid dividends. Depending upon the consideration paid for Authorized Preferred Stock, the liquidation preference of Authorized Preferred Stock and other matters, the issuance of Authorized Preferred Stock could result in a reduction in the assets available for distribution to the holders of Common Stock in the event of the liquidation of RHP.

    After the Effective Date, outstanding series of Authorized Preferred Stock are expected to be Series A Senior Convertible/Exchangeable Preferred Stock ("Series A Preferred Stock"), Series B Junior Preferred Stock and Series C Junior Preferred Stock. Following is a brief summary of certain provisions of each of these series of Authorized Preferred Stock, as provided in the respective Certificates of Designations, Preferences and Rights of Preferred Stock by Resolution of the Board of Directors (with respect to the Series A Preferred Stock, the "Series A Certificate").

TERMS OF SERIES A SENIOR CONVERTIBLE/EXCHANGEABLE PREFERRED STOCK

    DIVIDENDS. Holders of Series A Preferred Stock will be entitled to cumulative quarterly dividends beginning December 31, 1997 of $0.15 per share, equal to an annual return of approximately 6%. Dividends on the Series A Preferred Stock will be cumulative from the date of original issue, and all accrued and unpaid dividends will bear interest of 12% from their respective quarterly payment date until paid. At the election of the Board, dividends may be accumulated and will be payable in cash when and as declared by the Board. No dividends may be paid or declared and no distribution (of other securities or any other property) may be made on Common Stock or any other class or series of stock ranking junior to the Series A Preferred Stock while any dividends on Series A Preferred Stock remain accumulated and unpaid. No Common Stock or any other class or series of stock ranking junior to the Series A Preferred Stock may be redeemed or purchased by RHP while any dividends on Series A Preferred Stock remain accumulated and unpaid.

    LIQUIDATION RIGHTS. In the event of any liquidation, dissolution or winding up of RHP, the holder of each share of Series A Preferred Stock then outstanding will be entitled to be paid an amount in cash equal to $10.00 per share of such Series A Preferred Stock, together with any accumulated and unpaid dividends thereon, before any distribution or payment on the Common Stock, any other series of Preferred Stock, or any other classes or series of capital stock of RHP.

    REDEMPTION. In general, Series A Preferred Stock will not be redeemable for cash, even at maturity; however, under certain circumstances, the holders of Series A Preferred Stock will have the option to receive certain cash payments upon the exchange and conversion of the Series A Preferred Stock which will represent a premium above the share's liquidation value. See "Exchange and Conversion Rights."

    EXCHANGE AND CONVERSION RIGHTS. Except upon the occurrence of certain events as outlined in the Series A Certificate, the shares of Series A Preferred Stock will in the aggregate be exchangeable and convertible into 857,142 shares of Greenbriar Common Stock held by RHP and 428,571 shares of RHP

Common Stock, respectively, subject to certain adjustments and partial exchange and conversion as outlined in the Series A Certificate. The Series A Preferred Stock may be exchanged and converted at any time between the second and third anniversary of the closing of the Financing Transaction and, in any event, must be redeemed by RHP on the date of the third anniversary of the Financing Transaction. At the time of the exchange and conversion of the Series A Preferred Stock into Greenbriar Common Stock and RHP Common Stock, respectively, Lone Star may be entitled to a cash payment from RHP based on the value of the stock received in the exchange and conversion. The cash payment, if any, will be the amount necessary to create a 20% compounded rate of return to Lone Star, after considering both the cash dividend and value of stock received in the exchange and conversion. See "Business and Properties -- Financing."

    VOTING RIGHTS. The holders of Series A Preferred Stock will be entitled to elect a director to serve on the Board of Directors of RHP, provided that the director is not a member of the Board of Directors of Greenbriar. The approval of the holders of a majority of the Series A Preferred Stock will be required to
(a) amend, alter or repeal the articles of incorporation or bylaws of RHP; (b) authorize, create or issue any additional shares of capital stock ranking prior to or on a parity with the Series A Preferred Stock; (c) approve a merger, consolidation or sale of a significant amount of assets of RHP, other than certain permitted combinations as set forth in the Certificate; or (d) approve the reorganization, restructuring, recapitalization or other similar transaction involving RHP.

    ANTI-DILUTION ADJUSTMENTS. Holders of Series A Preferred Stock are entitled to certain customary anti-dilution rights in connection with maintaining the value of its exchange rights, including adjustments for dividends and other capital distributions of Greenbriar or RHP, the issuance by Greenbriar or RHP of its common stock or common stock equivalents at below fair market value and the repurchase by Greenbriar or RHP of its common stock or common stock equivalents at above fair market value.

    REGISTRATION RIGHTS. Holders of Series A Preferred Stock will be granted certain registration rights with respect to the shares of RHP Common Stock and Greenbriar Common Stock they receive upon conversion of their Series A Preferred Stock. The registration rights, with certain limitations, grant the holders thereof the right to have such shares registered under a registration statement filed by RHP relating to the issuance of RHP Common Stock. RHP will bear the expenses incident to the registration requirements with respect to such registration rights, except that such expenses shall not include any underwriting discount or commission, Securities and Exchange Commission or state securities registration fees or transfer taxes relating to such shares. The holders of Series A Preferred Stock have the right on two occasions to demand registration, they have the right once a year to ask for a registration on Form S-3, if available to RHP, and they have the right, subject to restrictions required by the underwriters, to have their shares registered for resale in registrations RHP may conduct.

TERMS OF SERIES B JUNIOR PREFERRED STOCK

    DIVIDENDS. Shares of Series B Junior Preferred Stock (the "Series B Junior Preferred Stock") will pay cumulative quarterly dividends beginning December 31, 1997 of $0.225 per share, equal to an annual return of approximately 9%. Dividends on the Series B Junior Preferred Stock will be cumulative from the date of original issue, and all accrued and unpaid dividends will bear interest of 12% from their respective quarterly payment date until paid. At the election of the Board, dividends may be accumulated and will be payable in cash or in kind when and as declared by the Board. No dividends may be paid or declared and no distribution (of other securities or any other property) may be made on Common Stock or any other class or series of stock ranking junior to the Series B Junior Preferred Stock while any dividends on Series B Junior Preferred Stock remain accumulated and unpaid. No Common Stock or any other class or series of stock ranking junior to the Series B Junior Preferred Stock may be redeemed or purchased by RHP while any dividends on Series B Junior Preferred Stock remain accumulated and unpaid.

    LIQUIDATION RIGHTS. In the event of any liquidation, dissolution or winding up of RHP, the holder of each share of Series B Junior Preferred Stock then outstanding will be entitled, after the liquidation preference of the Series A Preferred Stock has been met, to be paid an amount in cash equal to $10 per share of such Series B Junior Preferred Stock, together with any accumulated and unpaid dividends thereon, before any distribution or payment on Common Stock. Thereafter, the holders of Common Stock then outstanding will together be entitled to receive ratably all the remaining assets of RHP.

    REDEMPTION. Series B Junior Preferred Stock will be redeemable only for cash and only after the third anniversary of the issuance of the Series A Preferred Stock. The Series B Junior Preferred Stock is redeemable at $10 per share.

    CONVERSION. The Series B Junior Preferred Stock is not convertible to any other class of stock.

    VOTING RIGHTS. The holders of Series B Junior Preferred Stock will be entitled to vote only on matters affecting the rights of the holders of the Series B Junior Preferred Stock.

    PREEMPTIVE RIGHTS. Holders of Series B Junior Preferred Stock have no preemptive rights.

TERMS OF SERIES C JUNIOR PREFERRED STOCK

    DIVIDENDS. The holders of Series C Junior Preferred Stock are entitled to receive dividends on a pro rata basis with the holders of RHP Common Stock, as such dividends may be declared from time to time by the Board of Directors of RHP out of funds legally available therefor. RHP has not paid cash dividends on the RHP Common Stock to date, and the Board of Directors of RHP does not intend to pay cash dividends on the RHP Common Stock in the foreseeable future. See "Description of Common Stock-- Common Stock--Dividends." Therefore, no cash dividends have been paid on the Series C Junior Preferred Stock, and no such dividends are anticipated to be paid in the near future. No dividends can be paid on the RHP Common Stock or Series C Junior Preferred Stock while dividends are in arrears on the Series A or Series B Preferred Stock. RHP is not currently in arrears on any dividends on the Series A or Series B Preferred Stock.

    VOTING RIGHTS. The holders of Series C Junior Preferred Stock will be entitled to vote only on matters affecting the rights of the holders of Series C Junior Preferred Stock, except that holders of Series C Junior Preferred Stock will not be entitled to vote on whether such shares will be changed into shares of RHP Common Stock. See "--Rights to Change upon Shareholder Approval."

    RIGHTS TO CHANGE UPON SHAREHOLDER APPROVAL. Upon the approval of a majority of the holders of RHP Common Stock at the first annual or a special meeting of RHP shareholders after the Spinoff, each share of Series C Junior Preferred Stock will be changed into and become one share of RHP Common Stock. If the holders do not approve the change of Series C Junior Preferred Stock into RHP Common Stock, then holders of Series C Junior Preferred Stock will continue to be holders of Series C Junior Preferred Stock.

    REGISTRATION RIGHTS. Holders of Series C Junior Preferred Stock will be granted certain "demand" registration rights with respect to the shares of RHP Common Stock they receive if the change of shares of Series C Junior Preferred Stock into RHP Common Stock is approved by the holders of RHP Common Stock at the first annual or at a special meeting of RHP shareholders after the Spinoff. See "--Rights to Change upon Shareholder Approval." The registration rights, with certain limitations, grant the holders thereof the right to have such shares registered under a registration statement filed by RHP relating to the issuance of RHP Common Stock. RHP will bear the expenses incident to the registration requirements with respect to such registration rights, except that such expenses shall not include any underwriting discount or commission, Securities and Exchange Commission or state securities registration fees or transfer taxes relating to such shares.

NO PREEMPTIVE RIGHTS

    Except for provisions applying to the Series A Preferred Stock, no holder of any capital stock of RHP has any preemptive right to subscribe for or purchase any securities of any class or kind of RHP.

TRANSFER AGENT AND REGISTRAR

    American Stock Transfer & Trust Company will be the transfer agent and registrar for the RHP Common Stock immediately following the Spinoff.

                   CERTAIN RIGHTS OF HOLDERS OF COMMON STOCK;
                              ANTITAKEOVER EFFECTS

    RHP is a Nevada corporation organized under Chapter 78 of the Nevada Revised Statutes ("NRS"). Accordingly, the rights of the holders of Common Stock issued will be governed by Nevada law in addition to the Articles of Incorporation ("Articles") and bylaws of RHP. Although it is impracticable to set forth all of the material provisions of the NRS or RHP's Articles and bylaws, the following is a summary of certain significant provisions of the NRS and/or RHP's Articles and bylaws that affect the rights of securities holders.

ANTI-TAKEOVER PROVISIONS

    SPECIAL MEETINGS OF STOCKHOLDERS; DIRECTOR NOMINEES. RHP's bylaws and Articles provide that special meetings of stockholders may be called by stockholders only if the holders of at least 80% of the Common Stock join in such action. The bylaws and Articles also provide that stockholders desiring to nominate a person for election to the Board of Directors must submit their nominations to RHP at least 120 days in advance of the date on which the last annual stockholders' meeting was held, and provide that the number of directors to be elected (within the minimum-maximum range of 3-21 set forth in the Articles and bylaws) shall be determined by the Board of Directors or by the holders of at least 80% of the Common Stock. While these provisions of the Articles and bylaws have been established to provide a more cost-efficient method of calling special meetings of stockholders and a more orderly and complete presentation and consideration of stockholder nominations, they could have the effect of discouraging certain stockholder actions or opposition to candidates selected by the Board of Directors and provide incumbent management a greater opportunity to oppose stockholder nominees or hostile actions by stockholders. The affirmative vote of holders of at least 80% of the Common Stock is necessary to amend, alter or adopt any provision inconsistent with or repeal any of these provisions.

    REMOVAL OF DIRECTORS. The Articles of RHP provide that directors may be removed from office only for "cause" by the affirmative vote of holders of at least 80% of the Common Stock. "Cause" means proof beyond the existence of a reasonable doubt that a director has been convicted of a felony, committed gross negligence or willful misconduct resulting in a material detriment to RHP, or committed a material breach of such director's fiduciary duty to RHP resulting in a material detriment to RHP. The inability to remove directors except for "cause" could provide incumbent management with a greater opportunity to oppose hostile actions by stockholders. The affirmative vote of holders of at least 80% of the Common Stock is necessary to amend, alter or adopt any provision inconsistent with or repeal this provision.

    CLASSIFICATION OF DIRECTORS. The Articles and bylaws divide the Board of Directors into three classes, equal or approximately equal in number, serving staggered three year terms. The Board of Directors is presently comprised of six members (until subsequently changed by the Board of Directors or stockholders in accordance with the procedures described above), with three Classes having two members each. At each annual meeting of stockholders, directors in the Class whose terms are expiring shall be elected for three-year terms to succeed those whose terms expired. The affirmative vote of holders of at least 80% of the Common Stock is necessary to amend, alter or adopt any provision inconsistent with or repeal this provision.

    The provisions regarding classification of directors were established to provide orderly transition and continuity in the membership of the Board of Directors. Such procedures could, however, have the effect of providing incumbent management a greater opportunity to oppose hostile actions by stockholders. Moreover, it requires two annual meetings of stockholders to consider and vote upon reelection or removal of a majority of the members of the Board, rather than at each annual meeting of stockholders. Also, RHP's bylaws provide that directors chosen to fill any vacancy (whether by increase in the number of directors or as a result of resignation, removal or other events) will serve until their successors are duly elected and shall qualify, unless sooner displaced.

    CONTROL SHARE STATUTE. Sections 78.378-78.3793 of the NRS constitute Nevada's control share statute, which set forth restrictions on the acquisition of a controlling interest in a Nevada corporation which does business in Nevada (directly or through an affiliated corporation) and which has 200 or more stockholders, at least 100 of whom are stockholders of record and residents of Nevada. A controlling interest is defined as ownership of voting shares sufficient to enable a person directly or indirectly and individually or in association with others to exercise voting power over at least 20% but less than 33.3% of the voting shares, or at least 33.3% but less than a majority of the voting shares, or a majority or more of the voting shares. Generally, any person acquiring a controlling interest must request a special meeting of stockholders to vote on whether the shares constituting the controlling interest will be afforded full voting rights, or something less. The affirmative vote of the holders of a majority of the voting shares, exclusive of the control shares, is binding. If full voting rights are not granted, the control shares may be redeemed by RHP under certain circumstances. If full voting rights are granted, stockholders voting against such rights being granted may demand payment from RHP for the fair value of their shares. The Board of Directors may adopt a resolution amending the Bylaws within ten days following the acquisition of any controlling interest to provide that the foregoing provisions shall not be applicable to such acquisition. The foregoing provisions of the NRS do not presently apply to RHP because (i) RHP has adopted a resolution electing not to be governed by the provisions and (ii) RHP does not presently conduct business in Nevada.

    BUSINESS COMBINATION STATUTE. Sections 78.411-78.444 of the NRS set forth restrictions and prohibitions relating to certain business combinations and prohibitions relating to certain business combinations with interested stockholders. These Sections generally prohibit any business combination involving RHP and a person that beneficially owns 10% or more of the voting shares (an "Interested Stockholder") (i) within three years after the date (the "Acquisition Date") the Interested Stockholder became an Interested Stockholder, unless, prior to the Acquisition Date, RHP's Board of Directors had approved the combination or the purchase of shares resulting in the Interested Stockholder becoming an Interested Stockholder; or (ii) unless three years have elapsed since the Acquisition Date and the combination has been approved by the holders of a majority of the voting shares not owned by the Interested Stockholder and its affiliates and associates; or (iii) unless the holders of Common Stock will receive in such combination, cash and/or property having a fair market value equal to the higher of (a) the market value per share of Common Stock on the date of announcement of the combination or the Acquisition Date, whichever is higher, plus interest compounded annually through the date of consummation of the combination less the aggregate amount of any cash dividends and the market value of other dividends, or (b) the highest price per share paid by the Interested Stockholder for shares of Common Stock acquired at a time when he owned 5% or more of the outstanding shares of Common Stock and which acquisition occurred at any time within three years before the date of announcement of the combination or the Acquisition Date, whichever results in the higher price, plus interest compounded annually from the earliest date on which such highest price per share was paid less the aggregate amount of any cash dividends and the market value of other dividends. For purposes of these provisions, a "business combination" is generally defined to include (i) any merger or consolidation of RHP or a subsidiary with or into an Interested Stockholder or an affiliate or associate; (ii) the sale, lease or other disposition by RHP to an Interested Stockholder or an affiliate or associate of assets of RHP representing 5% or more of the value of its assets on a consolidated basis or 10% or more of its earning power or net income; (iii) the issuance by RHP of any of its securities to an Interested Stockholder or an affiliate or associate having an aggregate market value equal to 5% or more of the aggregate market value of all outstanding shares of RHP; (iv) the adoption of any plan to liquidate or dissolve RHP proposed by or under an agreement with the Interested Stockholder or an affiliate or associate; (v) any receipt by the Interested Stockholder or an affiliate, except proportionately as a stockholder, of any loan, advance, guarantee, pledge or other financial assistance or tax credit or other tax advantage provided by or through RHP; and (vi) any recapitalization or reclassification of securities or other transaction that would increase the proportionate shares of outstanding securities owned by the Interested Stockholder or an affiliate. Sections 78.411-78.444 of the NRS are presently applicable to RHP.

    RHP has approved the issuance of the Series A Preferred Stock to Lone Star and the acquisition of RHP Common Stock pursuant to conversion of the Series A Preferred Stock for purposes of Section 78.438(1) of the NRS. Accordingly, the provisions of the business combination statute will not apply to any business combination between RHP and Lone Star.

SPECIAL MEETINGS

    RHP's bylaws and Articles provide that special meetings of the stockholders of RHP may be called by the Board of Directors, the Executive Committee of the Board of Directors, written order of a majority of the members of either of the foregoing, or upon written request of stockholders holding not less than 80% of the Common Stock.

MERGERS, CONSOLIDATIONS AND SALES OF ASSETS

    Nevada law provides that an agreement of merger or consolidation, or the sale or other disposition of all or substantially all of a corporation's assets, must be approved by the affirmative vote of the holders of a majority of the voting power of the corporation (except that no vote of the stockholders of the surviving corporation is required to approve a merger if certain conditions are met, unless the articles of incorporation of such corporation states otherwise, and except that no vote of stockholders is required for certain mergers between a corporation and a subsidiary), but does not require the separate vote of each class of stock unless the corporation's articles of incorporation provides otherwise (except that class voting is required in a merger if shares of the class are being exchanged or if certain other rights of the class are affected). RHP's Articles do not alter the provisions of Nevada law.

DIRECTORS; REMOVAL OF DIRECTORS

    Under Nevada law, the number of directors may be fixed by, or determined in the manner provided in, the articles of incorporation or by-laws, and the Board of Directors may be divided into classes as long as at least 25% in number of the directors are elected annually. Nevada law further requires that a corporation have at least one director. Directors may be removed under Nevada law with or without cause by the holders of not less than two-thirds of the voting power of the corporation, unless a greater percentage is set forth in the articles of incorporation. RHP's Articles permit removal of directors only for cause by the holders of 80% or more of the voting power of all the shares of RHP entitled to vote generally in the election of directors. See "Possible Anti-Takeover Provisions -- Removal of Directors" and "-- Classification of Directors", above, for a further discussion.

AMENDMENTS TO BYLAWS

    RHP's bylaws may be amended by the Board of Directors or stockholders, provided, however that certain provisions can only be amended by the affirmative vote of holders of at least 80% of the Common Stock and provided further, that no amendments to the Bylaws can occur without the approval of the holders of Series A Senior Convertible/Exchangeable Preferred Stock. These provisions relate to special meetings of stockholders, actions by written consent of stockholders, nomination of directors by stockholders, and the procedures for fixing the number of and electing directors.

APPRAISAL RIGHTS

    The NRS provides dissenting or objecting security holders with the right to receive the fair value of their securities in connection with certain extraordinary corporate transactions. These appraisal rights are available with respect to certain mergers and share exchanges and in connection with the granting of full voting rights to control shares acquired by an interested stockholder. However, unless the transaction is subject to the control share provisions of the NRS, a stockholder of a Nevada corporation may not assert dissenters' rights in most cases, if the stock is listed on a national securities exchange or held by at least 2,000 stockholders of record (unless the articles of incorporation expressly provide otherwise or the security holders are required to exchange their shares for anything other than shares of the surviving corporation or another publicly held corporation that is listed on a national securities exchange or held of record by more than 2,000 stockholders).

DISTRIBUTIONS

    Dividends and other distributions to security holders are permitted under the NRS as authorized by a corporation's articles of incorporation and its board of directors if, after giving effect to the distribution, the corporation would be able to pay its debts as they become due in the usual course of business and the corporation's total assets would exceed the sum of its total liabilities plus (unless the articles of incorporation provide otherwise) the amount needed to satisfy the preferential rights on dissolution of holders of stock whose preferential rights are superior to those of the shares receiving the distribution.

PREEMPTIVE RIGHTS

    Under the NRS, stockholders of Nevada corporations organized after October 1, 1991 are not entitled to preemptive rights unless the articles of incorporation expressly grant those rights. A stockholder who has preemptive rights is entitled, on terms and conditions prescribed by the board of directors, to acquire proportional amounts of the corporation's unissued or treasury shares in most instances in which the board has decided to issue them. RHP's Articles expressly deny availability of preemptive rights to RHP's stockholders.

CUMULATIVE VOTING

    Under the NRS, the articles of incorporation of a corporation may provide for cumulative voting, which means that the stockholders are entitled to multiply the number of votes they are entitled to cast by the number of directors for whom they are entitled to vote and then cast the product for a single candidate or distribute the product among two or more candidates. Cumulative voting is not available to stockholders of a Nevada corporation, however, unless its articles expressly provide for that voting right, and RHP's Articles do not contain a provision permitting stockholders to cumulate their votes when electing directors.

              LIABILITY OF DIRECTORS AND OFFICERS; INDEMNIFICATION

LIMITATION ON LIABILITY OF DIRECTORS

    Section 78.037 of the NRS provides that a Nevada corporation may limit the personal liability of a director or officer to the corporation or its stockholders for breaches of fiduciary duty, except that such provision may not limit liability for acts or omissions which involve intentional misconduct, fraud or a knowing violation of law, or payment of dividends or other distributions in violation of the NRS. RHP's Articles provide that no director shall be personally liable to RHP or its stockholders for monetary damages or breach of fiduciary duty as a director, except for liability (i) for any breach of the director's duty of loyalty to RHP or its stockholders, (ii) for acts or omissions not in good faith or which involved intentional misconduct or a knowing violation of law, (iii) liability under the NRS, or (iv) for any transaction from which the director derived an improper personal benefit.

    In the opinion of the Securities and Exchange Commission, the indemnification and limitation of liability provisions described in "Indemnification of Directors and Officers", above, and "Limitation on Liability of Directors" would not eliminate or limit the liability of directors and officers under the federal securities laws.

INDEMNIFICATION OF DIRECTORS AND OFFICERS

    Under Section 78.751 of the NRS, directors and officers may be indemnified for liabilities incurred in connection with specified actions (other than any action brought by or in the right of the corporation), if they acted in good faith and in the manner they reasonably believed to be in or not opposed to the best interests of the corporation and, with respect to any criminal action or proceeding, had no reasonable cause to believe their conduct was unlawful. Further, directors and officers may be indemnified against expenses incurred in connection with an action brought by or in the right of the corporation if such director or officer satisfied the foregoing conditions and the director or officer was not adjudged to be liable to the corporation in such action, provided, the director or officer may be indemnified for expenses despite such adjudication of liability if the court in which such action was brought determines that the director or officer is fairly and reasonably entitled to such indemnification in view of all the circumstances of the case. RHP's Articles and the bylaws provide that RHP shall indemnify its directors and officers to the fullest extent permitted by the NRS, and that such indemnification shall not be deemed exclusive of any other rights to which such officers or directors may be entitled under any agreement, insurance policy, vote of stockholders or disinterested directors or otherwise. Section 78.752 of the NRS provides that a corporation may purchase and maintain insurance or make other financial arrangements on behalf of any officer or director for any liability asserted against such officer or director in his capacity as such or arising out of his status as such, whether or not the corporation had the authority to indemnify such officer or director against such liability and expenses; provided, however, no financial arrangement may provide protection for a person adjudged by a court of competent jurisdiction to be liable for intentional misconduct, fraud or a knowing violation of law, except with respect to the advancement of expenses or indemnification ordered by a court. Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers or controlling persons of RHP pursuant to the foregoing provisions or otherwise, RHP has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in such act and is therefore unenforceable.

          MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                           AND RESULTS OF OPERATIONS

    Although the Spinoff will not involve the transfer of all of the assets and liabilities of Greenbriar to RHP, it will involve the transfer of a substantial portion of those assets and liabilities. Accordingly, RHP is considered the successor to Greenbriar and its presentation of historical financial information is that of Greenbriar's historical financial information. Management's assessment of Greenbriar's performance over the past periods presented is applicable to RHP.

OVERVIEW

    During 1994 Greenbriar began a series of steps to focus its business on the development, management and ownership of assisted living properties. Greenbriar's historical businesses during the past five years have included ownership and operation of skilled nursing and retirement centers, real estate investments and manufacture and leasing of electric convenience vehicles and wheelchairs. The nursing and retirement centers and convenience vehicle businesses have been sold, and the real estate investments are being liquidated. During 1994, Greenbriar began independently to develop its assisted living business, began construction of its first assisted living community in July 1995, and opened such community to residents on May 30, 1996. By July 1, 1996, Greenbriar (not including the communities of Wedgwood and American Care) had three additional assisted living communities under construction. In order to increase Greenbriar's presence in the assisted living industry, create geographic diversity and obtain experienced personnel, Greenbriar acquired Wedgwood in March 1996 and American Care in December 1996. The Wedgwood Acquisition is accounted for as a purchase, and the historical financial statements of Greenbriar do not include any revenues or earnings (losses) attributed to Wedgwood prior to the acquisition. The American Care acquisition has been accounted for as a pooling of interests and accordingly, Greenbriar's financial statements have been restated to include the accounts and operations of American Care for all periods prior to the acquisition.

LIQUIDITY AND CAPITAL RESOURCES

    At June 30, 1997, Greenbriar had a deficit in working capital of $4,308,000. As of June 30, 1997, Greenbriar had assets of $115,088,000 liabilities of $79,994,000 and stockholders' equity of $35,094,000. In July 1997, Greenbriar refinanced three of its communities resulting in additional working capital of approximately $2,800,000. Greenbriar is currently negotiating financings with various financial institutions and other lenders. Greenbriar believes it has sufficient liquidity and capital to meet its current obligations.

    As of March 31, 1997, Greenbriar owned three shopping centers in Georgia and one shopping center in North Carolina. While all the centers are profitable, they do not fit into Greenbriar's long range strategic plans and commitment to the assisted living industry. Greenbriar is actively attempting to sell all the centers. In April 1997 Greenbriar sold the North Carolina center and received cash proceeds of $2,734,000. Management expects that the proceeds from the sale of the centers will be at least equal to the $3,087,000 book value of the real estate assets.

    As of June 30, 1997, Greenbriar had loans in place or had received commitments for future financing, subject, in the case of the commitments, to final documentation, as follows:

I. Health Care REIT, Inc. has issued a commitment to provide $60 million over three years to acquire and pay 100% of the construction costs of assisted living communities to be leased to Greenbriar. The term of the leases will range from 11 years to 14 years plus two five-year renewal options, with lease payments based upon the interest rate on U.S. Treasury notes plus 3.75%, subject to inflation adjustments not to exceed .25% per year. A 1% commitment fee is required, as each lease is entered into. Greenbriar will have the option to purchase each community at the end of the term for its original cost plus 50% of the increase in its fair market value. As additional security to the lessor, Greenbriar will provide a letter of credit for 5% of the amount financed, a first lien on personal property and receivables of the community, and subordination of management fees and rentals from subtenants.

   The commitment is in three segments of $20 million each, with approval of the REIT's Investment Committee before using the second and third segments. As of June 30, 1997, Greenbriar had utilized $5.3 million of the commitment for funding the Oak Park property under construction in Clermont, Florida.

II. In 1995 Health Care REIT, Inc. provided mortgage loan commitments for two communities totaling $16,891,000. Of that amount, $4,536,000 was used to refinance one of the communities (Camelot) and $5,625,000 was used to construct another community (La Villa) which opened in the fourth quarter of 1996. The balance includes $5,160,000 to fund construction of the Camelot Assisted Living community, which is under construction, and $645,000 to fund certain improvements to the existing Camelot community that are almost complete, along with $925,000 for the construction of a second phase of La Villa, which is not presently scheduled for development and is not included in the development and construction total. The construction loans convert to term loans upon completion of construction. The term loans mature in seven to ten years, initially bear interest at a rate of 4.5% over the corresponding U.S. Treasury Note rate and are secured by the communities, an assignment of leases, rents and management contract, letters of credit and an assignment of the communities' licenses and permits.

III. Greenbriar has two loans from First National Bank & Trust Co. of McAlester, Oklahoma totaling $5.2 million to provide mortgage financing for the two assisted living Communities in Muskogee, Oklahoma and Sherman, Texas. Such loans require a 2% commitment fee and are payable in 10 years (but callable at the discretion of the bank in 5 years) based on a 20 year amortization, with interest at a prime plus 2% (subject to a minimum interest rate of 8.70% and a maximum interest rate of 12.75%). As of June 30, 1997, Greenbriar had utilized $2.6 million for the Muskogee Community and $522,000 for the Sherman Community.

   The Community in Muskogee was completed in March 1997 and the Sherman
    Community is in the early stages of construction.

    In addition to development and construction financing described above, Comerica Bank-Texas has issued a commitment to provide $1,600,000 to finance buses and other vehicles to transport residents of Greenbriar's communities. Each vehicle will be financed at 90% of cost and the loan for each vehicle will be amortized over 48 months. The interest rate will be prime plus one percent.

    Greenbriar believes it has adequate resources to complete its communities currently under construction and development and plans to use the balance of such committed resources for future development of assisted living communities.

    Future development activities of Greenbriar are dependent upon obtaining capital and financing through various means, including financing obtained from sale/leaseback transactions, construction financing, long-term state bond financing, debt or equity offerings and, to the extent available, cash generated from operations. There can be no assurance that Greenbriar will be able to obtain adequate capital to finance its projected growth.

FISCAL 1996 AS COMPARED TO FISCAL 1995

    REVENUES AND OPERATING EXPENSES FROM ASSISTED LIVING OPERATIONS. Revenues increased to $29,785,000 in 1996 as compared to $7,964,000 in 1995. The principal reasons for the increase were the acquisition of Wedgwood and the growth of American Care. Wedgwood was acquired effective March 31, 1996 and the financial statements reflect nine months operations with respect to the 15 communities acquired in the Wedgwood acquisition. American Care in December 1995 acquired the remaining 70% of five assisted living communities in which a 30% minority interest had been acquired in January 1995. The increase was also due to the acquisition by American Care of one assisted living community in June 1995 and three assisted living communities in December 1995. Assisted living community operations, lease expense, depreciation and amortization and interest expense all increased substantially in 1996 as compared to 1995. The primary reason for these increases, as discussed above, is the acquisition of Wedgwood and the growth of American Care.

                         YEAR ENDED, DECEMBER 31, 1996
                             (AMOUNTS IN THOUSANDS)

                                                                             STABILIZED     START-UP
                                                                            COMMUNITIES   COMMUNITIES     TOTAL
                                                                            ------------  ------------  ---------
Assisted Living Community Income..........................................   $   28,129    $    1,544   $  29,673

Assisted Living Community Operating Expenses..............................       17,717         1,722      19,439
                                                                            ------------  ------------  ---------

Gross Operating Income....................................................       10,412          (178)     10,234

Lease Expense.............................................................        3,510           202       3,712

Community Depreciation & Amortization.....................................        1,616           385       2,001
                                                                            ------------  ------------  ---------

Income (Loss) from Community Operations...................................   $    5,286    $     (765)  $   4,521

------------------------

    (1) Stabilized communities are those communities that have been operating for one year or have achieved stabilized occupancy of 95% or more.

    (2) Start-up communities are those communities that have not been operating for one year or have not achieved a stabilized occupancy of 95% or more.

    CORPORATE GENERAL AND ADMINISTRATIVE EXPENSES. These expenses were $6,731,000 in 1996 as compared to $3,948,000 in 1995. The increase in these costs was primarily due to the acquisition of Wedgwood and American Care. The increase in the size of Greenbriar, as well as the geographic dispersion of the properties being managed requires additional general and administrative costs. In addition, during 1996, Greenbriar, American Care and Wedgwood were operated as three separate companies. Each company had its own corporate office, executive officers, corporate staff, accounting department and other related costs (See "--Merger and Transition Expenses").

    MERGER AND TRANSITION EXPENSES. During 1996, both Greenbriar and American Care, as separate companies, were attempting to raise money through the capital markets. On a combined basis, the costs of these efforts were $774,000, which the companies expensed during 1996.

    The acquisition of American Care has been accounted for as a pooling of interests. This method of accounting requires the companies to expense the cost of the combination. The cost of lawyers, accountants, investment bankers and other expenses related to the combination that was incurred by both Greenbriar and American Care was approximately $983,000. These costs were expensed in 1996.

    A key component of the acquisition of American Care was the opportunity it provided for long-term cost savings by consolidating the accounting, legal and other administrative functions of Greenbriar, American Care and Wedgwood. In the fourth quarter of 1996, Greenbriar recorded a one-time charge to earnings of $1,079,000 to reflect the anticipated cost of consolidating the three companies.

    DISCONTINUED OPERATIONS. Earnings from discontinued operations reflect the real estate operations, which are currently held for sale. In February 1996, Greenbriar's sale of American Mobility Inc. resulted in a gain on sale, net of tax, of approximately $520,000.

    DEFERRED TAXES. At December 31, 1996, Greenbriar had a deferred tax asset of $868,000. The asset is expected to be recovered within 2-3 years from earnings of current operations as well as gains from sales of assets.

FISCAL 1995 AS COMPARED TO FISCAL 1994

    REVENUES. Operating revenues decreased 32.7% to $7,964,000 in 1995 from $11,840,000 in 1994. The decrease was primarily due to the sale of The Fountainview property in January 1995 and Rivermont Center in December 1994. Revenues reflected in long term care for 1994 reflect the operations of both properties for the entire year. Excluding the above mentioned properties operating revenues increased to $7,964,000 in 1995 from $3,901,000 in 1994. The increase was primarily attributable to the acquisition of five additional assisted living communities during 1995 (including the community sold in August
1996) and to an improvement in the operating performance of the assisted living communities acquired prior to 1995.

    OPERATING EXPENSES. Operating expenses decreased 37.8% to $4,731,000 from $7,613,000 in 1994. The decrease was due primarily to the sale of The Fountainview and Rivermont Center noted above. Operating expenses exclusive of Fountainview and Rivermont increased to $4,394,000 in 1995 as compared to $2,766,000 in 1994. The increase was primarily due to the acquisitions in 1995.

    GENERAL AND ADMINISTRATIVE EXPENSE. General and administrative expenses were $3,948,000 in 1995 as compared to $4,118,000 in 1994. The most significant reason for this decrease was the sale of The Fountainview in January 1995. Expenses for The Fountainview were $4,632,240 in 1994. The saving due to the sale of The Fountainview was offset by increased costs at both Greenbriar and American Care. Both companies increased administrative costs, in particular personnel, to prepare for growth.

    INTEREST INCOME AND EXPENSE. Interest income was $1,119,000 in 1995 as compared to $216,000 in 1994. Interest expense was $1,548,000 in 1995 as compared to $2,761,000 in 1994. As Greenbriar sells assets, it increases the cash it has available for investments. The increase in interest income reflects the interest received on those investments. The decrease in interest expense was caused principally by two factors. First, when Greenbriar sold its assets it was also relieved of the obligation to pay interest on liabilities associated with those assets. Second, Greenbriar used certain of its available cash to pay down corporate debt, which further reduced interest expense in 1995.

    GAIN ON SALE OF ASSETS. During 1995 Greenbriar continued its program of selling assets that were not essential to its new business focus on assisted living. In January 1996, Greenbriar sold its mobility products subsidiaries, and the financial statements reflect the revenue and costs associated with this operation as discontinued operations. Gain on sales of assets for the year ended December 31, 1995 was $6,950,000. This compares to $2,803,000 for the year ended December 31, 1994. The majority of 1995's gain consists of $5,149,000 from the sale of The Fountainview.

    In April 1995 EquiVest sold a shopping center in Florida for $750,000 and reported a gain of $100,000.

    In June 1995 Greenbriar sold its economic interest in a legal claim with respect to Wespac Investors Trust III. The sales price was $1,085,000 and Greenbriar recorded a gain of $654,000. Separately, Greenbriar acquired 49% of the outstanding common stock of Wespac Investors Trust III in a private transaction. Greenbriar immediately sold its economic interest in that stock at no gain or loss.

    As part of a larger transaction that occurred in 1992 Greenbriar received the rights to the interest on certain escrow funds in the year 2028. At the time of the transaction, for accounting purposes, Greenbriar placed no value on that right. In August 1995 Greenbriar sold its rights to the future interest for $1,140,000 in cash.

SIX MONTH PERIOD ENDED JUNE 30, 1997 COMPARED TO SIX MONTH PERIOD ENDED JUNE 30,
  1996.

    Revenues were $18,190,000 for the six months ended June 30, 1997 as compared to $11,683,000 for the six months ended June 30, 1996. Community operating expenses, which consists of assisted living community expenses, lease expense and depreciation and amortization, were $15,567,000 for the six months ended June 30, 1997 as compared to $9,806,000 for the six months ended June 30, 1996.

    Wedgwood was acquired effective March 31, 1996 in a transaction accounted for as a purchase. The revenue and related expenses for the three month period ended March 31, 1996 for the 15 communities acquired through the Wedgwood acquisition are not included in the amounts for the six month period ended June 30, 1996. The revenues and related expenses for Wedgwood for the three months ended March 31, 1996 were $4,262,000 and $3,670,000, respectively. The balance of the increases are due to the opening of new communities and increased census at the existing communities.

                                                                              SIX MONTH PERIOD ENDED
                                                                                   JUNE 30, 1997
                                                                              (AMOUNTS IN THOUSANDS)

                                                                     STABILIZED          START-UP
                                                                  COMMUNITIES(1)(3)  COMMUNITIES(2)(3)    TOTAL
                                                                  -----------------  -----------------  ---------

Assisted Living Community Income................................      $  16,858          $   1,332      $  18,190

Assisted Living Community Operating Expenses(4).................         10,355              1,405         11,760
                                                                        -------             ------      ---------

Gross Operating Income (loss)...................................          6,503                (73)         6,430

Lease Expense...................................................          2,085                179          2,264

Community depreciation and amortization.........................          1,144                399          1,543
                                                                        -------             ------      ---------

Income (loss) from community operations.........................      $   3,274          $    (651)     $   2,623
                                                                        -------             ------      ---------
                                                                        -------             ------      ---------

------------------------

    (1) Stabilized communities are those communities that have been operating for one year or have achieved stabilized occupancy of 95%.

    (2) Start-up communities are those communities that have not been operating for one year and have not achieved a stabilized occupancy of 95% or more.

    (3) Greenbriar has 29 stabilized and 4 start-up communities.

    (4) The community operating expenses do not include corporate general and administrative expenses or lease expense for the respective communities.

CORPORATE GENERAL AND ADMINISTRATIVE EXPENSES

    General and administrative expenses were $2,703,000 for the six months ended June 30, 1997 compared to $2,197,000 for the six months ended June 30, 1996. The increase was due primarily to the acquisition of Wedgwood and the growth of Greenbriar.

INTEREST AND DIVIDEND INCOME

    Interest and dividend income for the six months ended June 30, 1997 was $233,000 compared to $485,000 for the comparable period in 1996. The decrease in interest and dividend income is due to a decrease in cash available for investment purposes.

INTEREST EXPENSE

    Interest expense for the six months ended June 30, 1997 was $3,169,000 compared to $1,688,000 for the comparable period in 1996. The increase in interest expense represents the interest incurred on the mortgage debt and financing obligations on the Wedgwood communities, as well as debt incurred on new communities which opened in 1997 and 1996.

DISCONTINUED OPERATIONS

    Earnings from discontinued operations consist of the Real estate operations that are classified as held for sale.

    The Real estate operations had net earnings of $123,000 for the six months ended June 30, 1997 and earnings of $129,000 for the comparable period in 1996. The decrease in 1997 was due to the sale of the North Carolina Shopping Center which occurred in April 1997. That sale resulted in a gain of $323,000 net of income tax, in 1997.

    The sale in the first quarter of 1996 of the Mobility Group resulted in a gain on sale, net of tax, of $580,000.

EFFECT OF INFLATION

    Greenbriar's principal sources of revenues are from resident fees from Company-owned or leased assisted living communities and management fees from communities operated by Greenbriar for third parties. The operation of the communities is affected by rental rates that are highly dependent upon market conditions and the competitive environment in the areas where the communities are located. Compensation to employees is the principal cost element relative to the operations of the communities. Although Greenbriar has not historically experienced any adverse effects of inflation on salaries or other operating expenses, there can be no assurance that such trends will continue or that should inflationary pressures arise that Greenbriar will be able to offset such costs by increasing rental rates or management fees.

FORWARD LOOKING STATEMENTS

    Certain statements included in this Management's Discussion and Analysis are forward looking statements that predict the future development of Greenbriar and/or RHP. The realization of these predictions will be subject to a number of variable contingencies, and there is no assurance that they will occur or be realized in the time frame proposed. The risks associated with the potential actualization of Greenbriar's and/or RHP's plans include: contractor delays, the availability and cost of financing, availability of managerial oversight and regulatory approvals, to name a few.

                         PRO FORMA FINANCIAL STATEMENTS

    The following unaudited pro forma condensed financial statements present the pro forma financial position of RHP as though the Spin-off had occurred on June 30, 1997 and the pro forma results of operations of RHP as though the Spin-off had occurred on January 1, 1996. Because substantially all of Greenbriar's assets and liabilities will be transferred to RHP in connection with the Spinoff, Greenbriar is deemed to be the predecessor to RHP. Accordingly, these pro forma statements are based on the audited financial statements of Greenbriar for the year ended December 31, 1996 and the unaudited financial statements of Greenbriar as of and for the six months ended June 30, 1997, included elsewhere in this Registration Statement, and give effect to (1) the acquisition by Greenbriar of four properties owned by Windsor House West, Inc. (Windsor) subsequent to June 30, 1997 (2) the assets, liabilities and operations which will be transferred to RHP, (3) adjustments to reflect the operations of RHP as a stand-alone company, and (4) certain other transactions or events directly related to the Spin-off as described in the notes to the pro forma statements. The pro forma financial statements are not necessarily indicative of the actual results that would have been achieved if the Spin-off had actually been completed as of the date or dates indicated, or which may be realized in the future. Such statements should be read in conjunction with the financial statements of Greenbriar and the related notes thereto. See "Index to Consolidated Financial Statements."

                    RESIDENTIAL HEALTHCARE PROPERTIES, INC.
                  UNAUDITED PRO FORMA CONDENSED BALANCE SHEET
                                 JUNE 30, 1997
                             (AMOUNTS IN THOUSANDS)

                                                                                        LESS
                                                                                       AMOUNTS
                                                                     PRO FORMA       RETAINED BY
                                           GREENBRIAR   WINDSOR     ADJUSTMENTS      GREENBRIAR     SUBTOTAL
                                           ----------   --------   --------------   -------------   --------
                                            (NOTE A)    (NOTE A)     (NOTE B2)        (NOTE B1)
ASSETS
Investment in real estate................   $ 89,347     $5,209        $3,337          $(1,461)     $ 96,432
Notes receivable.........................      8,953      --           --                 (127)        8,826
Investments in securities................      4,325      --           --               --             4,325
Cash and cash equivalents................        299      --           --                 (299)        --
Other assets, net........................     12,164        273                         (6,590)        5,847
                                           ----------   --------       ------       -------------   --------
                                            $115,088     $5,482        $3,337          $(8,477)     $ 15,430
                                           ----------   --------       ------       -------------   --------
LIABILITIES AND SHAREHOLDERS EQUITY
Liabilities
  Mortgage notes payable.................   $ 57,057     $5,216        $--             $(1,189)     $ 61,084
  Financing obligations..................     10,815      --           --               --            10.815
  Other notes payable....................      1,871        550        --                 (138)        2,283
  Notes payable-stockholders.............      1,250      --           --                 (259)          991
  Deferred gain..........................      3,083      --           --               --             3,083
  Other current liabilities..............      5,918         53        --               (5,225)          746
                                           ----------   --------       ------       -------------   --------
Total Liabilities........................     79,994      5,819        --               (6,811)       79,002
Series A 6% Junior Preferred Stock.......     --          --           --               --             --
Equity:
  Series B 9% Junior Preferred Stock.....         69      --           --                  (69)        --
  Series C Junior Preferred Stock........     --          --           --               --             --
  Common stock...........................         66      --                2              (68)        --
  Additional paid-in capital.............     51,389       (337)        3,335          (17,959)       36,428
  Accumulated deficit....................    (13,857)     --           --               13,857         --
                                           ----------   --------       ------       -------------   --------
                                              37,667       (337)        3,337           (4,239)       36,428
Less stock purchase notes receivable.....     (2,573)     --           --                2,573         --
                                           ----------   --------       ------       -------------   --------
                                              35,094       (337)        3,337           (1,666)       36,428
                                           ----------   --------       ------       -------------   --------
                                            $115,088     $5,482        $3,337          $(8,477)     $115,430
                                           ----------   --------       ------       -------------   --------


                                            PRO FORMA    RHP PRO
                                           ADJUSTMENTS    FORMA
                                           -----------   --------
                                            (NOTE B)
ASSETS
Investment in real estate................    $--         $96,432
Notes receivable.........................     --           8,826
Investments in securities................     27,700(5)   32,025
Cash and cash equivalents................     10,000 (     )(5  10,000
Other assets, net........................                  5,847
                                           -----------   --------
                                             $37,700     $153,130
                                           -----------   --------
LIABILITIES AND SHAREHOLDERS EQUITY
Liabilities
  Mortgage notes payable.................    $--         $61,084
  Financing obligations..................     --          10,815
  Other notes payable....................     --           2,283
  Notes payable-stockholders.............     --             991
  Deferred gain..........................     --           3,083
  Other current liabilities..............     --             746
                                           -----------   --------
Total Liabilities........................     --          79,002
Series A 6% Junior Preferred Stock.......     15,000(3)   15,000
Equity:
  Series B 9% Junior Preferred Stock.....         10(4)       10
  Series C Junior Preferred Stock........          1(6)        1
  Common stock...........................         34(7)       34
  Additional paid-in capital.............      9,990(4)   61,123
                                              12,700(5)
                                               2,039(6)
                                                 (34)(7)
  Accumulated deficit....................     --           --
                                           -----------   --------
                                              24,740      61,168
Less stock purchase notes receivable.....     (2,040)(6)  (2,040 )
                                           -----------   --------
                                              22,700      59,128
                                           -----------   --------
                                             $37,700     $153,130
                                           -----------   --------

                    RESIDENTIAL HEALTHCARE PROPERTIES, INC.

                         SIX MONTHS ENDED JUNE 30, 1997

                 (AMOUNTS IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                                                     LESS
                                                                                    AMOUNTS
                                                                    PRO FORMA     RETAINED BY
                                           GREENBRIAR   WINDSOR    ADJUSTMENTS    GREENBRIAR     SUBTOTAL
                                           ----------   --------   -----------   -------------   --------
                                            (NOTE A)    (NOTE A)    (NOTE C)       (NOTE C2)
REVENUE
  Assisted living operations.............   $18,126      $1,030      $--           $ (6,638)     $12,518
  Leases.................................     --          --          --             --            --
  Other..................................        65       --          --                (33)          32
                                           ----------   --------   -----------   -------------   --------
                                             18,191       1,030       --             (6,671)      12,550
OPERATING EXPENSES
  Assisted living operations.............    11,760         664       --             (4,090)       8,334
  Lease expense..........................     2,264       --          --             (2,135)         129
  Facility depreciation and
    amortization.........................     1,543          51          43(1)          (96)       1,541
  General and administrative.............     2,703       --          --               (691)       2,012
  Management fees........................     --          --          --             --            --
                                           ----------   --------   -----------   -------------   --------
                                             18,270         715          43          (7,012)      12,016
                                           ----------   --------   -----------   -------------   --------
OPERATING PROFIT (LOSS)..................       (79)        315         (43)            341          534
OTHER INCOME (EXPENSE)
  Interest and dividend income...........       233       --          --                  2          235
  Interest expense.......................    (3,170)       (198)      --                 28       (3,340)
  Other..................................       503       --          --                 95          598
                                           ----------   --------   -----------   -------------   --------
                                             (2,434)       (198)      --                125       (2,507)
EARNINGS (LOSS) FROM CONTINUING
  OPERATIONS BEFORE INCOME TAXES.........    (2,513)        117         (43)            466       (1,973)
INCOME TAX EXPENSE (BENEFIT).............    (1,014)         47         (17)(7)         188         (796)
                                           ----------   --------   -----------   -------------   --------
EARNINGS FROM CONTINUING OPERATIONS......    (1,499)         70         (26)            278       (1,177)
Preferred stock dividend requirement.....      (160)      --          --                160        --
                                           ----------   --------   -----------   -------------   --------
Earnings (loss) from continuing
  operations allocable to common
  stockholders...........................   $(1,659)     $   70      $  (26)       $    438      $(1,177)
                                           ----------   --------   -----------   -------------   --------
                                           ----------   --------   -----------   -------------   --------
Loss per share from continuing
  operations.............................
Weighted average number of common and
  equivalent shares outstanding..........


                                            PRO FORMA       RHP
                                           ADJUSTMENTS   PRO FORMA
                                           -----------   ---------
                                            (NOTE C)
REVENUE
  Assisted living operations.............   $ (7,981)(3)  $ 4,537
  Leases.................................      1,756(4)     1,756
  Other..................................     --               32
                                           -----------   ---------
                                              (6,225)       6,325
OPERATING EXPENSES
  Assisted living operations.............     (4,868)(3)    3,466
  Lease expense..........................     --              129
  Facility depreciation and
    amortization.........................     --            1,541
  General and administrative.............     (1,154)(6)      858
  Management fees........................        571(5)       571
                                           -----------   ---------
                                              (5,451)       6,565
                                           -----------   ---------
OPERATING PROFIT (LOSS)..................       (774)        (240)
OTHER INCOME (EXPENSE)
  Interest and dividend income...........     --              235
  Interest expense.......................     --           (3,340)
  Other..................................     --              598
                                           -----------   ---------
                                              --           (2,507)
EARNINGS (LOSS) FROM CONTINUING
  OPERATIONS BEFORE INCOME TAXES.........       (774)      (2,747)
INCOME TAX EXPENSE (BENEFIT).............        796(7)     --
                                           -----------   ---------
EARNINGS FROM CONTINUING OPERATIONS......     (1,570)      (2,747)
Preferred stock dividend requirement.....     (1,950)(9)   (1,950)
                                           -----------   ---------
Earnings (loss) from continuing
  operations allocable to common
  stockholders...........................   $ (3,520)     $(4,697)
                                           -----------   ---------
                                           -----------   ---------
Loss per share from continuing
  operations.............................                 $ (1.40)
Weighted average number of common and
  equivalent shares outstanding..........                   3,360

                    RESIDENTIAL HEALTHCARE PROPERTIES, INC.

             UNAUDITED PRO FORMA CONDENSED STATEMENT OF OPERATIONS

                          YEAR ENDED DECEMBER 31, 1996

                 (AMOUNTS IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                                               LESS
                                                                              AMOUNTS
                                                              PRO FORMA     RETAINED BY
                                     GREENBRIAR   WINDSOR    ADJUSTMENTS    GREENBRIAR     SUBTOTAL
                                     ----------   --------   -----------   -------------   --------
                                      (NOTE A)    (NOTE A)    (NOTE C)       (NOTE C2)
REVENUE
Assisted living operations.........   $29,673      $1,210      $--           $(13,385)     $ 17,498
  Leases...........................     --          --          --             --             --
  Other............................       112       --          --               (112)        --
                                     ----------   --------   -----------   -------------   --------
                                       29,785       1,210       --            (13,497)       17,498
OPERATING EXPENSES
Assisted living operations.........    19,439         994       --             (8,308)       12,125
  Lease expense....................     3,712       --          --             (3,712)        --
  Facility depreciation and
    amortization...................     2,001          73          85(1)         (124)        2,035
General and administrative.........     6,731       --          --             (2,422)        4,309
Management fees....................     --          --          --             --             --
Merger and transition expense......     2,836       --          --               (866)        1,970
                                     ----------   --------   -----------   -------------   --------
                                       34,719       1,067          85         (15,432)       20,439
                                     ----------   --------   -----------   -------------   --------
OPERATING PROFIT/(LOSS)............    (4,934)        143         (85)          1,935        (2,941)
OTHER INCOME (EXPENSE)
  Interest expense.................    (4,457)       (210)      --                152        (4,515)
  Other............................     1,396       --          --               (700)          696
                                     ----------   --------   -----------   -------------   --------
                                       (3,061)       (210)      --               (548)       (3,819)
EARNINGS (LOSS) FROM CONTINUING
  OPERATIONS BEFORE INCOME TAXES...    (7,995)        (67)        (85)          1,387        (6,760)
INCOME TAX EXPENSE (BENEFIT).......    (2,400)        (20)        (26)(7)         416        (2,030)
                                     ----------   --------   -----------   -------------   --------
EARNINGS (LOSS) FROM CONTINUING
  OPERATIONS.......................    (5,595)        (47)        (59)            971        (4,730)
Preferred stock dividend
  requirement......................      (365)      --          --                365         --
                                     ----------   --------   -----------   -------------   --------
Earnings (loss) from continuing
  operations allocable to common
  stockholders.....................   $(5,960)     $  (47)     $  (59)       $  1,336      $ (4,730)
                                     ----------   --------   -----------   -------------   --------
                                     ----------   --------   -----------   -------------   --------
Loss per share from continuing
  operations.......................
Weighted average number of common
  and equivalent shares
  outstanding......................


                                        PRO FORMA             RHP
                                       ADJUSTMENTS         PRO FORMA
                                     ---------------       ---------
                                        (NOTE C)
REVENUE
Assisted living operations.........   $(11,065)(3)         $  6,433
  Leases...........................      2,434(4)             2,434
  Other............................     --                    --
                                     ---------------       ---------
                                        (8,631)               8,867
OPERATING EXPENSES
Assisted living operations.........     (7,242)(3)            4,883
  Lease expense....................     --                    --
  Facility depreciation and
    amortization...................     --                    2,035
General and administrative.........       (780)(6)            3,529
Management fees....................        948(5)               948
Merger and transition expense......     --                    1,970
                                     ---------------       ---------
                                        (7,074)              13,365
                                     ---------------       ---------
OPERATING PROFIT/(LOSS)............     (1,557)              (4,498)
OTHER INCOME (EXPENSE)
  Interest expense.................     --                   (4,515)
  Other............................     --                      696
                                     ---------------       ---------
                                        --                   (3,819)
EARNINGS (LOSS) FROM CONTINUING
  OPERATIONS BEFORE INCOME TAXES...     (1,557)              (8,317)
INCOME TAX EXPENSE (BENEFIT).......      2,030(8)             --
                                     ---------------       ---------
EARNINGS (LOSS) FROM CONTINUING
  OPERATIONS.......................     (3,587)              (8,317)
Preferred stock dividend
  requirement......................     (3,900)(9)           (3,900)
                                     ---------------       ---------
Earnings (loss) from continuing
  operations allocable to common
  stockholders.....................   $ (7,487)            $(12,217)
                                     ---------------       ---------
                                     ---------------       ---------
Loss per share from continuing
  operations.......................                        $  (4.51)
Weighted average number of common
  and equivalent shares
  outstanding......................                           2,710

          NOTES TO UNAUDITED PRO FORMA CONDENSED FINANCIAL STATEMENTS

NOTE A--BASIS OF PRESENTATION

    The accompanying pro forma statements present the historical financial statements of Greenbriar, deemed to be the predecessor to RHP, adjusted to give effect to (1) the expected acquisition by Greenbriar subsequent to June 30, 1997, of four properties owned by Windsor in exchange for 160,000 shares of Greenbriar common stock valued at $3,000,000, (2) the assets, liabilities and operations of Greenbriar not transferred to RHP, (3) pro forma adjustments to reflect RHP as a stand-alone company, (4) the sale by Greenbriar of approximately 833,000 shares of its common stock to RHP for cash of $15,000,000,
(5) the contribution by Greenbriar of 732,112 shares of its common stock to RHP,
(6) the purchase by Greenbriar of 1,000,000 shares of Series B 9% Junior Preferred Stock of RHP for $10,000,000, and (7) the sale by RHP of 1,500,000 shares of Series A 6% Senior Convertible/Exchangeable Preferred Stock for $15,000,000.

    The Series A preferred stock is exchangeable into 857,142 shares of Greenbriar common stock and convertible into 428,571 shares of RHP common stock. However, if the market value at the date of conversion of the common stock received, when added to the cumulative cash dividends received, provides less than a 20% compounded annual return (Targeted Return) RHP is obligated to pay the holder of Series A preferred stock, cash sufficient to provide the Targeted Return. The preferred dividend requirement for the Series A preferred stock is calculated based upon the 20% Targeted Return.

NOTE B--PRO FORMA ADJUSTMENTS--CONDENSED BALANCE SHEET

    Pro forma adjustments are as follows:

    1. To eliminate assets and liabilities retained by Greenbriar.

    2. To reflect the consideration given for Windsor and the application of purchase accounting.

    3. To reflect the sale of RHP of Series A 6% Senior Convertible/Exchangeable Preferred Stock for $15 million.

    4. To reflect the sale of RHP of Series B 9 % Junior Preferred Stock to Greenbriar for $10 million.

    5. To reflect the purchase by RHP from Greenbriar of approximately 833,000 shares of its common stock for $15 million and a contribution to RHP by Greenbriar of 732,112 shares of its common stock. The shares have been valued at $27.7 million, which reflects a discount of $5.6 million from current market value due to a lack of registration rights and limitations on RHP's ability to dispose of certain of the shares.

    6. To reflect the sale of RHP Series C Junior Preferred Stock for notes in the amount of $2.04 million. The notes bear interest at 8% per annum, are collateralized by the shares of Series C Junior Preferred Stock and are due in 2007. The makers of the notes have personal liability only for the first 20% of the principal balance.

    7. To reflect the outstanding common shares of RHP.

NOTE C--PRO FORMA ADJUSTMENTS--CONDENSED STATEMENTS OF OPERATIONS

    Pro forma adjustments are as follows:

    1. To reflect the difference in depreciation and amortization on Windsor real estate due to the change in asset basis under purchase accounting.

    2. To eliminate revenues and expenses related to properties retained by Greenbriar. Assisted living revenues and direct operating expenses, including assisted living operations, lease expenses and facility depreciation and amortization retained by Greenbriar were determined based on specific identification. General and administrative expenses, merger and transition expenses and other income (expenses) that relate to specific properties were allocated based on specific identification. Expenses not related to specific properties were determined by management's estimates.

    3. To eliminate the assisted living revenue and operating expenses related to properties RHP will no longer operate after the Spin-off. These properties (the "Leased Properies") will be leased to Greenbriar after the Spin-off.

    4. To record lease revenue on the Leased Properies. The lease rates are based on proposed lease agreements between RHP and Greenbriar to be effective immediately after the Spin-off.

    5. To record management fee expenses for services performed by Greenbriar in connection with the operation of certain properties by RHP. The management fees are based on proposed agreements to be effective immediately after the Spin-off.

    6. To reflect the expected reductions of general and administrative expenses subsequent to the Spin-off based on revised employee compensation arrangements and the amount of charges to be made from Greenbriar to RHP for overhead costs.

    7. Tax effect of pro forma adjustments.

    8, To adjust income taxes to reflect a valuation allowance for RHP's net deferred tax asset.

    9. To reflect the dividend requirements on the Series A and Series B Junior Preferred Stock as follows: (amounts in thousands)

                                                                    SIX MONTHS ENDED      YEAR ENDED
                                                                      JUNE 30, 1997    DECEMBER 31, 1996
                                                                    -----------------  -----------------
Series A 6 % preferred stock......................................      $   1,500          $   3,000
Series B 9 % junior preferred stock...............................            450                900
                                                                           ------             ------
                                                                        $   1,950          $   3,900
                                                                           ------             ------
                                                                           ------             ------

------------------------

The preferred dividend requirement for the Series A preferred stock is calculated based upon the 20% Targeted Return (see Note A).

                         INDEX TO FINANCIAL STATEMENTS

Report of Independent Certified Public Accountants....................................        F-2

Consolidated Balance Sheets as of December 31, 1996 and June 30, 1997.................        F-3

Consolidated Statements of Operations for the years ended December 31, 1995 and 1996
  and the six months ended June 30,1996 and 1997 (unaudited)..........................        F-4

Consolidated Statements of Changes in Stockholders' Equity for the years ended
  December 31, 1995 and 1996 and the six months ended June 30, 1997 (unaudited).......        F-5

Consolidated Statements of Cash Flows for the years ended December 31, 1995 and 1996
  and the six months ended June 30, 1996 and 1997 (unaudited).........................        F-6

Notes to Consolidated Financial Statements............................................        F-7

               REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

Board of Directors and Stockholders
Greenbriar Corporation

    We have audited the accompanying consolidated balance sheet of Greenbriar Corporation and subsidiaries as of December 31, 1996, and the related consolidated statements of operations, changes in stockholders' equity and cash flows for each of the two years in the period ended December 31, 1996. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

    We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe our audits provide a reasonable basis for our opinion.

    In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Greenbriar Corporation and subsidiaries as of December 31, 1996, and the consolidated results of their operations and their consolidated cash flows for each of the two years in the period ended December 31, 1996, in conformity with generally accepted accounting principles.

GRANT THORNTON LLP

Dallas, Texas
April 25, 1997

                             GREENBRIAR CORPORATION
                          CONSOLIDATED BALANCE SHEETS
                             (AMOUNTS IN THOUSANDS)

                                                                                        DECEMBER 31,    JUNE 30,
                                                                                            1996          1997
                                                                                        -------------  -----------
                                                                                                       (UNAUDITED)
                                        ASSETS
CURRENT ASSETS
  Cash and cash equivalents...........................................................    $   2,784     $     299
  Accounts receivable--trade..........................................................          561         1,114
  Real estate operations held for sale, at lower of cost or market....................        5,379         3,087
  Other current assets................................................................          665         1,128
                                                                                        -------------  -----------
    TOTAL CURRENT ASSETS..............................................................        9,389         5,628
DEFERRED INCOME TAX BENEFIT...........................................................          868         1,686
INVESTMENT IN SECURITIES, AT COST.....................................................        4,086         4,325
MORTGAGE NOTES RECEIVABLE.............................................................        8,768         8,953
PROPERTY AND EQUIPMENT, AT COST
  Land and improvements...............................................................       10,566        10,602
  Buildings and improvements..........................................................       69,369        71,087
  Equipment and furnishings...........................................................        4,317         4,847
  Construction in progress............................................................        3,836         3,707
                                                                                        -------------  -----------
                                                                                             88,088        90,243
    Less accumulated depreciation.....................................................        2,635         3,983
                                                                                        -------------  -----------
                                                                                             85,453        86,260
DEPOSITS..............................................................................        5,553         4,542
GOODWILL AND OTHER INTANGIBLES........................................................        1,199         1,043
OTHER ASSETS..........................................................................        1,385         2,651
                                                                                        -------------  -----------
                                                                                          $ 116,701     $ 115,088
                                                                                        -------------  -----------
                         LIABILITIES AND STOCKHOLDERS' EQUITY
CURRENT LIABILITIES
  Current maturities of long-term debt................................................    $   1,588     $   1,871
  Notes payable--stockholder..........................................................          930         1,250
  Long-term debt collateralized by properties under contract of sale..................          901           897
  Accounts payable--trade.............................................................        3,810         1,902
  Accrued expenses....................................................................        3,482         2,614
  Other current liabilities...........................................................        1,223         1,402
                                                                                        -------------  -----------
   TOTAL CURRENT LIABILITIES..........................................................       11,934         9,936
LONG-TERM DEBT........................................................................       54,717        56,160
FINANCING OBLIGATIONS.................................................................       10,815        10,815
DEFERRED GAIN.........................................................................        3,083         3,083
STOCKHOLDERS' EQUITY
  Series B cumulative convertible preferred stock, $.10 par value; liquidation value of $310 and $1,330, respectively; authorized, 100 shares; issued and outstanding,
    3 shares and 1 share, respectively................................................            1             1
  Series C cumulative convertible preferred stock, $.10 par value; liquidation value of $1,000 and $2,000 respectively; authorized, issued and outstanding, 10
    shares............................................................................            1        --
  Series D cumulative convertible preferred stock, $.10 par value; liquidation value
    of $3,375; authorized, issued and outstanding, 675 shares.........................           68            68
  Common stock, $.01 par value; authorized, 20,000 shares; issued and outstanding,
    6,471 and 6,563 shares, respectively..............................................           65            66
  Additional paid-in capital..........................................................       51,232        51,389
  Accumulated deficit.................................................................      (12,642)      (13,857)
                                                                                        -------------  -----------
                                                                                             38,725        37,667
  Less stock purchase notes receivable (including $2,438 from related parties)........       (2,573)       (2,573)
                                                                                        -------------  -----------
                                                                                             36,152        35,094
                                                                                        -------------  -----------
                                                                                          $ 116,701     $ 115,088
                                                                                        -------------  -----------

                             GREENBRIAR CORPORATION

                     CONSOLIDATED STATEMENTS OF OPERATIONS

                   (AMOUNTS IN THOUSANDS, EXCEPT SHARE DATA)

                                                                             YEAR ENDED            SIX MONTHS
                                                                            DECEMBER 31,         ENDED JUNE 30,
                                                                        --------------------  --------------------
                                                                          1996       1995       1997       1996
                                                                        ---------  ---------  ---------  ---------

                                                                                                  (UNAUDITED)
REVENUE
  Assisted living operations..........................................  $  29,673  $   7,368  $  18,126  $  11,683
  Other...............................................................        112        596         64     --
                                                                        ---------  ---------  ---------  ---------
                                                                           29,785      7,964     18,190     11,683
OPERATING EXPENSES
  Assisted living operations..........................................     19,439      4,731     11,760      7,458
  Lease expense.......................................................      3,712        406      2,264      1,619
  Facility depreciation and amortization..............................      2,001        483      1,543        729
  General and administrative..........................................      6,731      3,948      2,703      2,197
  Merger and transition expense.......................................      2,836     --         --         --
                                                                        ---------  ---------  ---------  ---------
                                                                           34,719      9,568     18,270     12,003
                                                                        ---------  ---------  ---------  ---------
      Operating loss..................................................     (4,934)    (1,604)       (80)      (320)
Other income (expense)
  Interest and dividend income........................................        771      1,199        233        485
  Interest expense....................................................     (4,457)    (1,548)    (3,169)    (1,688)
  Gain (loss) on sales of assets......................................        (21)     6,950     --             32
  Other...............................................................        646        289        503        416
                                                                        ---------  ---------  ---------  ---------
                                                                           (3,061)     6,890     (2,433)      (755)
                                                                        ---------  ---------  ---------  ---------
      EARNINGS (LOSS) FROM CONTINUING OPERATIONS BEFORE INCOME
        TAXES.........................................................     (7,995)     5,286     (2,513)    (1,075)
INCOME TAX EXPENSE (BENEFIT)..........................................     (2,400)        94     (1,014)      (409)
                                                                        ---------  ---------  ---------  ---------
      EARNINGS (LOSS) FROM CONTINUING OPERATIONS......................     (5,595)     5,192     (1,499)      (666)
DISCONTINUED OPERATIONS
  Earnings from operations, net of income taxes.......................        238         19        123        129
  Gain on disposal, net of income taxes...............................        520         61        323        580
                                                                        ---------  ---------  ---------  ---------
      NET EARNINGS (LOSS).............................................     (4,837)     5,272     (1,053)        43
Preferred stock dividend requirement..................................       (365)      (225)      (160)      (148)
                                                                        ---------  ---------  ---------  ---------
Earnings (loss) allocable to common stockholders......................  $  (5,202) $   5,047  $  (1,213) $    (105)
                                                                        ---------  ---------  ---------  ---------
Earnings (loss) per share
  Continuing operations...............................................  $   (1.13) $    1.03  $    (.23) $    (.14)
  Net earnings (loss).................................................  $    (.99) $    1.04  $    (.18) $    (.02)
Weighted average number of common and equivalent shares outstanding...      5,259      4,839      6,564      4,811

                             GREENBRIAR CORPORATION

           CONSOLIDATED STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY

                             (AMOUNTS IN THOUSANDS)

                                                                                                                     STOCK
                                          PREFERRED STOCK           COMMON STOCK       ADDITIONAL                  PURCHASE
                                       ----------------------  ----------------------    PAID IN    ACCUMULATED      NOTES
                                        SHARES      AMOUNT      SHARES      AMOUNT       CAPITAL      DEFICIT     RECEIVABLE
                                       ---------  -----------  ---------  -----------  -----------  ------------  -----------
Balances at January 1, 1995                1,119   $     111   $  25,042   $     250    $  36,998    $  (12,465)   $  (2,495)
  Issuance of shares.................     --          --             116           1           77        --              (78)
  Conversion of preferred stock......         (1)     --              19      --           --            --           --
  Conversion of subordinated debt....     --          --              67           1          199        --           --
  Purchase of common stock...........     --          --          (1,226)        (12)      (1,998)       --           --
  Purchase of preferred stock........     (1,085)       (108)     --          --             (976)       --           --
  Dividends on preferred stock.......          1      --          --          --               73          (225)      --
  One-for-five reverse stock split...     --          --         (19,266)       (192)         192        --           --
  Net earnings.......................     --          --          --          --           --             5,272       --
                                       ---------       -----   ---------       -----   -----------  ------------  -----------
Balances at December 31, 1995........         34           3       4,752          48       34,565        (7,418)      (2,573)
  Issuance of preferred stock........      2,625         264      --          --           15,938        --           --
  Conversion of preferred stock......     (1,970)       (197)      1,731          17          180        --           --
  Purchase of common stock...........     --          --             (12)     --             (123)       --           --
  Dividends on preferred stock.......          1      --          --          --               72          (387)      --
  Capital contribution...............     --          --          --          --              600        --           --
  Net loss...........................     --          --          --          --           --            (4,837)      --
                                       ---------       -----   ---------       -----   -----------  ------------  -----------
Balances at December 31, 1996........        690          70       6,471          65       51,232       (12,642)      (2,573)
  Issuance of common stock under
    stock option plans...............     --          --              18      --              141        --           --
  Conversion of preferred stock......        (14)         (1)         74           1       --            --           --
  Dividends of preferred stock.......     --          --          --          --               16          (162)      --
  Net loss...........................     --          --          --          --           --            (1,053)      --
                                       ---------       -----   ---------       -----   -----------  ------------  -----------
Balances at June 30, 1997
(unaudited)..........................        676   $      69   $   6,563   $      66    $  51,389    $  (13,857)   $  (2,573)
                                       ---------       -----   ---------       -----   -----------  ------------  -----------
                                       ---------       -----   ---------       -----   -----------  ------------  -----------


                                         TOTAL
                                       ----------
Balances at January 1, 1995            $   22,399
  Issuance of shares.................      --
  Conversion of preferred stock......      --
  Conversion of subordinated debt....         200
  Purchase of common stock...........      (2,010)
  Purchase of preferred stock........      (1,084)
  Dividends on preferred stock.......        (152)
  One-for-five reverse stock split...      --
  Net earnings.......................       5,272
                                       ----------
Balances at December 31, 1995........      24,625
  Issuance of preferred stock........      16,202
  Conversion of preferred stock......      --
  Purchase of common stock...........        (123)
  Dividends on preferred stock.......        (315)
  Capital contribution...............         600
  Net loss...........................      (4,837)
                                       ----------
Balances at December 31, 1996........      36,152
  Issuance of common stock under
    stock option plans...............         141
  Conversion of preferred stock......      --
  Dividends of preferred stock.......        (146)
  Net loss...........................      (1,053)
                                       ----------
Balances at June 30, 1997
(unaudited)..........................  $   35,094
                                       ----------
                                       ----------

                             GREENBRIAR CORPORATION

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                             (AMOUNTS IN THOUSANDS)

                                                                                    YEAR ENDED            SIX MONTHS
                                                                                   DECEMBER 31,         ENDED JUNE 30,
                                                                               --------------------  --------------------
                                                                                 1996       1995       1997       1996
                                                                               ---------  ---------  ---------  ---------

                                                                                                         (UNAUDITED)
CASH FLOWS FROM OPERATING ACTIVITIES
  Net earnings (loss)........................................................  $  (4,837) $   5,272  $  (1,053) $      43
  Adjustments to reconcile net earnings (loss) to net cash used in operating activities
    Discontinued operations..................................................       (758)       (80)      (446)      (696)
    Depreciation and amortization............................................      2,001        483      1,543        729
    (Gain) loss on sales of assets...........................................         19     (7,043)    --            (32)

    Stock dividends on investment securities.................................       (133)      (175)    --         --
    Capital contributions as payment for services............................        600     --         --         --
    Deferred income taxes....................................................     (1,979)        35       (818)        19
    Changes in operating assets and liabilities, net of effect of acquisition
      Accounts receivable....................................................        255      1,434       (553)      (269)
      Other current and noncurrent assets....................................        905        154       (947)    (1,026)
      Accounts payable and other liabilities.................................      2,893     (2,493)    (2,918)       240
                                                                               ---------  ---------  ---------  ---------
        Net cash used in operating activities of continuing operations.......     (1,034)    (2,413)    (5,192)      (992)
Net cash provided by (used in) operating activities of discontinued
  operations.................................................................        (85)       387        207       (190)
                                                                               ---------  ---------  ---------  ---------
        NET CASH USED IN OPERATING ACTIVITIES................................     (1,119)    (2,026)    (4,985)    (1,182)
CASH FLOWS FROM INVESTING ACTIVITIES
  Proceeds from sales of assets..............................................  $  --      $  21,885  $  --      $     256
  Collections of notes receivable............................................        123     --             96        148
  Additions to real estate...................................................     --            (54)    --         --
  Purchase of property and equipment.........................................    (16,534)    (9,178)    (2,155)    (8,151)
  Additions to notes receivable..............................................        (23)      (668)      (281)      (459)
  Investing activities of discontinued operations............................     --           (348)     2,734         (3)
  Net cash received in acquisition of business...............................        739     --         --            739
  Other......................................................................     --            (70)    --         --
                                                                               ---------  ---------  ---------  ---------
        NET CASH PROVIDED BY (USED IN) INVESTING ACTIVITIES..................    (15,695)    11,567        394     (7,470)

CASH FLOWS FROM FINANCING ACTIVITIES
  Proceeds from borrowings...................................................     15,461     18,455      2,751      4,420
  Payments on debt...........................................................     (1,426)   (23,910)      (705)      (196)
  Dividends on preferred stock...............................................       (315)      (152)      (145)       (80)
  Purchase of common and preferred stock.....................................       (123)    (3,094)        (1)      (122)
  Deposits on financing obligations..........................................     (1,622)    (1,000)    --         --
  Deferred financing and acquisition costs...................................     --           (782)    --         --
  Exercise of stock options..................................................     --         --            206     --
  Financing activities of discontinued operations............................     --         --         --             17
                                                                               ---------  ---------  ---------  ---------
        NET CASH PROVIDED BY (USED IN) FINANCING ACTIVITIES..................     11,975    (10,483)     2,106      4,005
                                                                               ---------  ---------  ---------  ---------

        NET DECREASE IN CASH AND CASH EQUIVALENTS............................     (4,839)      (942)    (2,485)    (4,647)
Cash and cash equivalents at beginning of year...............................      7,623      8,565      2,784      7,623
                                                                               ---------  ---------  ---------  ---------
Cash and cash equivalents at end of year.....................................  $   2,784  $   7,623  $     299  $   2,976
                                                                               ---------  ---------  ---------  ---------

 See Note D for supplemental disclosure of cash flows and noncash investing and financing transactions.

                             GREENBRIAR CORPORATION

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE A-- NATURE OF OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING
       POLICIES

NATURE OF OPERATIONS

    Greenbriar Corporation's business consists of development and operation of assisted living facilities located throughout the United States, which provide housing, hospitality and personal and healthcare services to elderly individuals. At December 31, 1996, the Company had 31 facilities in operation, in 10 states with a total capacity for 2,509 residents. Prior to 1996, Greenbriar Corporation's business consisted of various segments not related to the assisted living business (see Note C).

    A summary of the significant accounting policies applied in the preparation of the accompanying consolidated financial statements follows.

PRINCIPLES OF CONSOLIDATION

    The consolidated financial statements include the accounts of Greenbriar Corporation and its majority-owned subsidiaries (collectively, the Company). All significant intercompany transactions and accounts have been eliminated.

ASSISTED LIVING FACILITY REVENUE

    Assisted living facility revenue is reported at the estimated net realizable value based upon expected amounts to be recovered from residents, third party payors, and others for services rendered. Services provided by certain of the Company's facilities are reimbursed under a state assistance plan.

DEPRECIATION

    Depreciation is provided for in amounts sufficient to relate the cost of property and equipment to operations over their estimated service lives, ranging from 3 to 40 years. Depreciation is computed by the straight-line method.

PROFIT RECOGNITION ON SALES OF REAL ESTATE

    Gains on sales of real estate are recognized when the requirements of Statement of Financial Accounting Standards No. 66, "Accounting for Sales of Real Estate," are met. Until the requirements for full profit recognition have been met, a transaction is accounted for using either the deposit, cost recovery, installment sale, or financing method, whichever is appropriate under the circumstances.

USE OF ESTIMATES

    In preparing financial statements in conformity with generally accepted accounting principles, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and revenues and expenses during the reporting period. Actual results could differ from those estimates.

CASH EQUIVALENTS

    The Company considers all short-term deposits and money market investments with a maturity of less than three months to be cash equivalents.

                             GREENBRIAR CORPORATION

NOTE A-- NATURE OF OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING
       POLICIES (CONTINUED)
IMPAIRMENT OF NOTES RECEIVABLE

    A note receivable is identified as impaired when it is probable that interest and principal will not be collected according to the contractual terms of the note agreement. The accrual of interest is discontinued on such notes, and no income is recognized until all past due amounts of principal and interest are recovered in full.

IMPAIRMENT OF LONG-LIVED ASSETS

    The Company reviews its long-lived assets and certain identifiable intangibles for impairment when events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable. In reviewing recoverability, the Company estimates the future cash flows expected to result from using the assets and eventually disposing of them. If the sum of the expected future cash flows (undiscounted and without interest charges) is less than the carrying amount of the asset, an impairment loss is recognized based on the asset's fair value.

STOCK OPTIONS

    The Company measures stock-based compensation cost as the excess of the quoted market price of the Company's common stock over the amount the employee must pay for the stock. The Company's policy is to generally grant stock options at fair market value at the date of grant.

GOODWILL AND OTHER INTANGIBLES

    Goodwill is being amortized on the straight-line method over a period of fifteen years. Other intangibles include deferred financing costs, which are being amortized over the terms of the related borrowings under a method which approximates the interest method.

NEW ACCOUNTING PRONOUNCEMENT

    The FASB has issued Statement of Financial Accounting Standards No. 128, Earnings Per Share, which is effective for financial statements issued after December 15, 1997. Early adoption of the new standard is not permitted. The new standard eliminates primary and fully diluted earnings per share and requires presentation of basic and diluted earnings per share. The adoption of this new standard is not expected to have a material impact on the disclosure of earnings per share in the financial statements.

INTERIM FINANCIAL STATEMENTS

    In the opinion of management, the unaudited interim financial statements as of June 30, 1997 and for the six-month periods ended June 30, 1996 and 1997 included all adjustments, consisting only of those of a normal recurring nature, necessary to present fairly the Company's financial position as of June 30, 1997 and the results of its operations and cash flows for the six-month periods ended June 30, 1996 and 1997. The results of operations for the six months ended June 30, 1997 are not necessarily indicative of the results to be expected for the full year.

                             GREENBRIAR CORPORATION

NOTE B--ACQUISITIONS

WEDGWOOD RETIREMENT INNS, INC. AND AFFILIATES

    In March 1996, the Company acquired substantially all of the assets and liabilities of a number of companies under common control and managed by Wedgwood Retirement Inns, Inc. (Wedgwood). The business of these companies consists of the operation of 16 assisted living, congregate and Alzheimer's facilities. To structure the Wedgwood acquisition as a tax-free exchange, the Company also acquired a shopping center in North Carolina from James R. Gilley and members of his family (the Gilley Group). Due to the fact that the Gilley Group is a majority stockholder of Greenbriar and owner of the shopping center, the property was recorded at the Gilley Group's historical cost basis of approximately $2,300,000. Consideration given was 675,000 shares of Series D preferred stock. Wedgwood's assets were valued at approximately $58,000,000 ($54,000,000 of property and equipment) and liabilities assumed were approximately $44,000,000. In exchange, Greenbriar issued 1,949,950 shares of Series E preferred stock, valued at approximately $14,000,000, to the Wedgwood shareholders. In 1996, the stockholders of the Company granted conversion rights to the series E preferred stock and it was converted into approximately 1,600,000 shares of the Company's common stock. The operations of Wedgwood have been reflected in the consolidated financial statements of the Company since April 1, 1996.

    The following table presents pro forma unaudited consolidated results of operations for the years ended December 31, 1996 and 1995, assuming that the acquisition had taken place on January 1, 1995. The pro forma results are not necessarily indicative of the results of operations that would have occurred had the acquisition been made on January 1, 1995, or of future results of operations of the combines companies (in thousands):

                                                                                                   YEAR ENDED
                                                                                                  DECEMBER 31,
                                                                                              --------------------
                                                                                                1996       1995
                                                                                              ---------  ---------
Revenue.....................................................................................  $  34,047  $  22,904
Earnings (loss) from continuing operations..................................................     (5,885)     4,662
Net earnings (loss).........................................................................     (5,127)     4,742
Preferred stock dividend requirement........................................................       (445)      (545)
Earnings (loss) from continuing operations allocable to common stockholders.................     (6,330)     4,117
Net earnings (loss) allocable to common stockholders........................................     (5,572)     4,197
Earnings (loss) per share
  Continuing operations.....................................................................      (1.20)       .61
  Net earnings (loss).......................................................................      (1.06)       .62

AMERICAN CARE COMMUNITIES, INC.

    On December 31, 1996, the Company issued 1,300,000 shares of its common stock in exchange for all of the outstanding common stock of American Care Communities, Inc. (American Care). American Care, based in Cary, North Carolina currently owns or leases 15 assisted living facilities with approximately 1,350 units, located primarily in North Carolina. The merger has been accounted for as a pooling of interests and accordingly, the Company's consolidated financial statements have been restated to include the operations of American Care for all periods prior to the merger.

    In connection with the merger, a shareholder of American Care settled certain of American Care's obligations in exchange for approximately 45,000 shares of the Company's common stock received in the

                             GREENBRIAR CORPORATION

NOTE B--ACQUISITIONS (CONTINUED)
merger. For accounting purposes, this transaction, valued at $600,000, has been reflected as a contribution of capital with a corresponding charge to operations. Additionally, the Company incurred expenses related to the merger of $983,000, expenses related to attempted capital market activities of $774,000 and accrued severance costs related to the closure of the administrative offices of American Care and Wedgwood of $1,079,000. These amounts have been included in the statement of operations as merger and transition expense.

    Separate results of operations for the periods prior to the merger with American Care are as follows (in thousands):

                                                                                                    YEAR ENDED
                                                                                                   DECEMBER 31,
                                                                                               --------------------
                                                                                                 1996       1995
                                                                                               ---------  ---------
Revenue
  Greenbriar.................................................................................  $  13,523  $     557
  American Care..............................................................................     16,262      7,407
                                                                                               ---------  ---------
  Combined...................................................................................  $  29,785  $   7,964
                                                                                               ---------  ---------
Earnings (loss) from continuing operations
  Greenbriar.................................................................................  $  (3,483) $   5,717
  American Care..............................................................................     (2,112)      (525)
                                                                                               ---------  ---------
  Combined...................................................................................  $  (5,595) $   5,192
                                                                                               ---------  ---------
Net earnings (loss)
  Greenbriar.................................................................................  $  (2,725) $   5,797
  American Care..............................................................................     (2,112)      (525)
                                                                                               ---------  ---------
  Combined...................................................................................  $  (4,837) $   5,272
                                                                                               ---------  ---------

NOTE C--DISCONTINUED OPERATIONS

    In 1995, management decided to sell the mobility products segment. The segment was sold in February 1996 for 8% preferred stock, which is not marketable, and notes valued at approximately $4,300,000, based upon fair value as determined by the Board of Directors. A gain of approximately $788,000, less applicable income taxes, of $268,000 was recorded in 1996.

    In 1996, the Company entered into negotiations to sell its remaining real estate assets and anticipates completing the sales in 1997. Accordingly, the Company's real estate operations have been reflected as discontinued operations. Management expects that the proceeds from the sales will be at least equal to the $5,379,000 carrying value of the real estate assets.

    The operations of the mobility products segment and real estate segment have been presented in the accompanying financial statements as discontinued operations.

                             GREENBRIAR CORPORATION

NOTE C--DISCONTINUED OPERATIONS (CONTINUED)
    Summarized operating results of these segments are as follows (in thousands):

                                                                                                     1996       1995
                                                                                                   ---------  ---------
Revenues.........................................................................................  $     864  $   2,815
                                                                                                   ---------  ---------
Earnings before income taxes.....................................................................  $     361  $      28
Income tax expense...............................................................................        123          9
                                                                                                   ---------  ---------
    Net earnings.................................................................................  $     238  $      19
                                                                                                   ---------  ---------

NOTE D--CASH FLOW INFORMATION

    Supplemental information on cash flows and noncash investing and financing transactions is as follows (in thousands):

                                                                                                    YEAR ENDED
                                                                                                   DECEMBER 31,
                                                                                               ---------------------
                                                                                                  1996       1995
                                                                                               ----------  ---------
Supplemental cash flow information
  Interest paid..............................................................................  $    4,460  $   1,579
  Income taxes paid..........................................................................          95         46

Supplemental data on noncash investing and financing activities
  Stock dividend paid on preferred shares....................................................          72         73
  Sale of stock in exchange for notes receivable from employees and officers.................      --             78

  Conversion of subordinated debt to common stock............................................      --            200
  Goodwill associated with acquisition of assets.............................................      --            493

Sale of subsidiary
  Securities and note received...............................................................  $   (4,300)
  Assets sold................................................................................       3,780
  Liabilities transferred....................................................................      --
  Gain on sale...............................................................................         520
                                                                                               ----------
    Net cash effect of sale of subsidiary....................................................  $   --
                                                                                               ----------
Business acquired
  Fair value of assets acquired..............................................................  $   59,890
  Cash received..............................................................................         739
  Stock issued...............................................................................     (16,202)
                                                                                               ----------
    Liabilities assumed......................................................................  $   44,427
                                                                                               ----------

                             GREENBRIAR CORPORATION

NOTE E--DEBT

    Long-term debt is comprised of the following (in thousands):

                                                                                                      DECEMBER 31,
                                                                                                          1996
                                                                                                      ------------
Notes payable to financial institutions maturing in 2015; fixed and variable interest rates ranging from 4.8% to 11.75% ; collateralized by, property, fixtures, equipment and the assignment of
  rents.............................................................................................   $   13,319
Notes payable to individuals and companies maturing in 2022; variable and fixed interest rates ranging from 7% to 12% collateralized by real property, personal property, fixtures, equipment and
  the assignment of rents...........................................................................       12,391
Note payable to the Redevelopment Agency of the City of Corona, California, payable into a sinking fund semi-annually in increasing amounts from $65 to $420 through May 1, 2015; variable interest rate of 5.6% at December 31, 1996; collateralized by personal property, land, fixtures and
  rents.............................................................................................        7,660
Notes payable to related parties maturing in 2001; interest rates ranging from 9.25% to 12%.........        1,196
Notes payable to a bank maturing in 2007; interest at prime (8.25% to December 31, 1996) plus 2.0%;
  collateralized by property and equipment..........................................................        1,658
Notes payable to financial institution maturing in 1997 through 2000; bearing interest at prime plus
  .50% to 1.25%; collateralized by property and equipment...........................................        8,043
Mortgage note payable to a financial institution maturing in 2007; bearing interest at 11.35%;
  collateralized by property and equipment..........................................................       11,500
Other...............................................................................................          538
                                                                                                      ------------
                                                                                                           56,305
  Less: current maturities..........................................................................        1,588
                                                                                                      ------------
                                                                                                       $   54,717
                                                                                                      ------------
                                                                                                      ------------

    Aggregate annual principal maturities of long-term debt at December 31, 1996 are as follows (in thousands):

1997...............................................................  $   1,588
1998...............................................................      7,568
1999...............................................................      2,750
2000...............................................................      4,529
2001...............................................................      4,990
Thereafter.........................................................     34,880
                                                                     ---------
                                                                     $  56,305
                                                                     ---------
                                                                     ---------

    Certain of the loan agreements contain various restrictive covenants, which require, among others things, the maintenance of certain financial ratios, as defined.

NOTE F--FINANCING OBLIGATIONS

    The Company operates two properties that are financed through sale-leaseback obligations. At the end of the tenth year of fifteen-year leases, the Company has options to repurchase the facilities for the

                             GREENBRIAR CORPORATION

NOTE F--FINANCING OBLIGATIONS (CONTINUED) greater of the sales prices or their fair market values. Accordingly, these transactions have been recorded as financings, and the Company has recorded the proceeds from the sales as financing obligations, classified the lease payments as interest expense and continued to carry the facilities and record depreciation. Payments under the lease agreements are $1,167 for each of the years 1997 through 2001.

    At December 31, 1996, the Company had a financing arrangement with a real estate investment trust (the REIT). Under this arrangement, the REIT would provide up to $60,000,000 over the next three years to be used to construct assisted living facilities, which, upon completion, would be sold to the REIT and leased back by the Company. The leases would have terms ranging from 11 to 14 years, with two five-year renewal options and rates based upon the yield of United States Treasury notes plus 3.75%. At December 31, 1996, the only amount amounts outstanding under this arrangement was $5,300,000 commitment for construction.

NOTE G--OPERATING LEASES

    The Company leases certain retirement centers under operating leases which expire through the year 2011 and has various equipment operating leases. The leases provide that the Company pay for property taxes, insurance, and maintenance.

    Future minimum payments following December 31, 1996 are as follows (in thousands):

1997...............................................................  $   5,327
1998...............................................................      5,458
1999...............................................................      5,189
2000...............................................................      4,461
2001...............................................................      3,651
Thereafter.........................................................     27,959
                                                                     ---------
                                                                     $  52,045
                                                                     ---------
                                                                     ---------

    Lease expense in 1996 and 1995 was $5,153,000 and $2,082,000, respectively. Certain leases contain rent escalation clauses which are based upon future events or changes in indices.

NOTE H--INCOME TAXES

    At December 31, 1996, the Company had net operating loss carryforwards of approximately $16,000,000 which expire between 1999 and 2011. However, approximately $5,100,000 of these net operating loss carryforwards have limitations that restrict utilization to approximately $600,000 for any one year. Also, carryforwards of $1,800,000, which expire between 2006 and 2008, may only be used to offset future taxable income of the subsidiaries in which the losses were generated.

                             GREENBRIAR CORPORATION

NOTE H--INCOME TAXES (CONTINUED)
    The following is a summary of the components of income tax expense (benefit) from continuing operations (in thousands):

                                                                                                       YEAR ENDED
                                                                                                      DECEMBER 31,
                                                                                                  --------------------
                                                                                                    1996       1995
                                                                                                  ---------  ---------
Current.........................................................................................  $      23  $     151
Deferred........................................................................................     (2,423)       (57)
                                                                                                  ---------  ---------
                                                                                                  $  (2,400) $      94
                                                                                                  ---------  ---------
                                                                                                  ---------  ---------

    Deferred tax assets, liabilities and associated valuation allowances were comprised of the following (in thousands):

                                                                                                      DECEMBER 31,
                                                                                                          1996
                                                                                                      -------------
Deferred tax assets:
  Net operating loss carryforwards..................................................................    $   5,422
  Real estate.......................................................................................           40
  Charitable contribution carryforwards.............................................................          207
  Tax credits.......................................................................................          436
  Accrued expenses..................................................................................          407
  Financing obligations.............................................................................        1,802
  Other.............................................................................................          609
                                                                                                           ------
    Total deferred tax assets.......................................................................        8,923

Valuation allowance.................................................................................         (418)

Deferred tax liabilities:
  Investment in securities..........................................................................         (104)
  Property and equipment............................................................................       (7,476)
  Other.............................................................................................          (57)
                                                                                                           ------
    Total deferred tax liabilities..................................................................       (7,637)
                                                                                                           ------
    Net deferred tax asset..........................................................................    $     868
                                                                                                           ------
                                                                                                           ------

    Management expects the net deferred tax asset will be recovered within two to three years from the Company's earnings from operations or gains on sales of assets.

                             GREENBRIAR CORPORATION

NOTE H--INCOME TAXES (CONTINUED)
    Following is a reconciliation of income tax expense from continuing operations with the amount of tax computed at the statutory rate (in thousands):

                                                                                                     YEAR ENDED
                                                                                                    DECEMBER 31,
                                                                                                --------------------
                                                                                                  1996       1995
                                                                                                ---------  ---------
Tax expense (benefit) at the statutory rate...................................................  $  (2,718) $   1,797
Amortization of intangibles...................................................................     --             30
Change in deferred tax asset valuation allowance, exclusive of reductions for business sold in
  1994 and business purchased in 1996.........................................................        418     (1,716)
Correction of prior period estimates..........................................................     --         --
Other.........................................................................................       (100)       (17)
                                                                                                ---------  ---------
Tax expense...................................................................................  $  (2,400) $      94
                                                                                                ---------  ---------
                                                                                                ---------  ---------

    Reductions in the deferred tax valuation allowance result from assessments made by the Company each year of its expected future taxable income available to absorb its carryforwards.

NOTE I--STOCKHOLDERS' EQUITY

STOCK SPLIT

    On November 17, 1995, the Board of Directors authorized a one-for-five reverse stock split effective December 1, 1995. All share and per share data have been retroactively restated to give effect to the reverse stock split.

PREFERRED STOCK

    The Series B preferred stock has a liquidation value of $100 per share and is convertible into common stock over a ten-year period at prices escalating from $25.00 per share in 1993 to $55.55 per share by 2001. Cumulative dividends at a rate of 6% are payable in cash or preferred shares at the option of the Company.

    The Series C preferred stock has a liquidation value of $100 per share and is convertible into common stock at a price of $15.00 per share. Cumulative dividends are payable in cash in the amount of $320,000 per year.

    The Series D preferred stock has a liquidation value of $5 per share and is convertible into common stock at $10.00 per share. Cumulative dividends are payable in cash at a rate of 9.5%

STOCK OPTIONS

    In 1993, the Company established a long-term incentive plan (the Plan) for the benefit of certain key employees. Under the Plan, up to 217,500 shares of the Company's common stock are reserved for issuance. Options granted to employees under the Plan become exercisable over a period as determined by the Company and may be exercised up to a maximum of 10 years from date of grant.

                             GREENBRIAR CORPORATION

NOTE I--STOCKHOLDERS' EQUITY (CONTINUED)
    In 1996, the Company granted to the Chairman of the Board options, not covered by the Plan, for a total of 400,000 shares of common stock which are exercisable immediately and expire in 2006 through 2008.

    Effective in 1996, the Company adopted the disclosure requirements of Statement of Financial Accounting Standards No. 123 (SFAS 123), "Accounting for Stock-Based Compensation". As permitted under SFAS 123, the Company will continue to measure stock-based compensation cost as the excess of the quoted market price of the Company's common stock at the grant date over the amount the employee must pay for the stock.

    SFAS 123 requires disclosure of pro forma net earnings (loss) and pro forma net income (loss) per share as if the fair value based method had been applied in measuring compensation cost for stock-based awards granted in 1996 and 1995. Management believes that 1996 and 1995 pro forma amounts are not representative of the effects of stock-based awards on future pro forma net income (loss) and pro forma net income (loss) per share because those pro forma amounts exclude the pro forma compensation expense related to unvested stock options granted before 1995.

    Reported and pro forma net income (loss) and net income (loss) per share amounts are set forth below (in thousands, except per share data):

                                                                                                  1996       1995
                                                                                                ---------  ---------
    Net earnings (loss) allocable to common stockholders (amounts in thousands)
        As reported...........................................................................  $  (4,837) $   5,272
        Pro forma.............................................................................  $  (8,153) $   5,173

    Net earnings (loss) per share
        As reported...........................................................................  $    (.99) $    1.03
        Pro forma.............................................................................  $   (1.55) $    1.02

    The fair value of these options was estimated at the date of grant using the Black-Scholes option pricing model with the following weighted-average assumptions: expected volatility of 35 percent for 1996 and 66 percent for 1995; risk-free interest rates of 7.0 percent for 1996 and 6.5 percent for 1995; no dividend yield; and expected lives of 10 years.

    Additional information with respect to options outstanding at December 31, 1996, and changes for the three years then ended was as follows:

                                                                                                       1996
                                                                                              ----------------------
                                                                                                          WEIGHTED
                                                                                                           AVERAGE
                                                                                                          EXERCISE
                                                                                               SHARES       PRICE
                                                                                              ---------  -----------
Outstanding at beginning of year............................................................    155,500   $   12.83
Granted.....................................................................................    432,000       11.98
                                                                                              ---------  -----------
Outstanding at end of year..................................................................    587,500   $   12.20
                                                                                              ---------  -----------
Options exercisable at December 31, 1996....................................................    577,500   $   12.21
                                                                                              ---------  -----------
Weighted average fair value per share of options granted during 1996........................              $    7.72
                                                                                                         -----------

                             GREENBRIAR CORPORATION

NOTE I--STOCKHOLDERS' EQUITY (CONTINUED)

                                                                                                       1995
                                                                                              ----------------------
                                                                                                          WEIGHTED
                                                                                                           AVERAGE
                                                                                                          EXERCISE
                                                                                               SHARES       PRICE
                                                                                              ---------  -----------
Outstanding at beginning of year............................................................    155,500   $   13.63
  Granted...................................................................................     10,000       12.50
  Expired...................................................................................    (10,000)      25.00
                                                                                              ---------  -----------
Outstanding at end of year..................................................................    155,500   $   12.83
                                                                                              ---------  -----------
Options exercisable at December 31, 1995....................................................    141,500   $   12.96
                                                                                              ---------  -----------

    Information about stock options outstanding at December 31, 1996 is summarized as follows:

                                                                          OPTIONS OUTSTANDING
                                                                   ----------------------------------
                                                                                  WEIGHTED AVERAGE
                                                                     NUMBER           REMAINING        WEIGHTED AVERAGE
RANGE OF EXERCISE PRICES                                           OUTSTANDING    CONTRACTUAL LIFE      EXERCISE PRICE
-----------------------------------------------------------------  -----------  ---------------------  -----------------
$11.25 to $15.75.................................................     587,500               8.3            $   12.20

                                                                                           OPTIONS EXERCISABLE
                                                                                      ------------------------------
                                                                                        NUMBER     WEIGHTED AVERAGE
RANGE OF EXERCISE PRICES                                                              EXERCISABLE   EXERCISE PRICE
------------------------------------------------------------------------------------  -----------  -----------------
$11.25 to $15.75....................................................................     577,500       $   12.21

NOTE J--EARNINGS PER SHARE

    Earning (loss) per share are determined by dividing net earnings or net loss, after deduction of preferred stock dividends, by the weighted average number of common and dilutive equivalent shares outstanding during the period. Dilutive stock options are included in weighted average shares outstanding. Fully diluted earnings per share, giving effect to assumed conversion of convertible preferred stock and notes, are not presented because the effect of these securities is insignificant in 1995 and anti-dilutive in 1996.

NOTE K--SALES OF ASSETS

    Gains on the sale of assets in 1995 (sales in 1996 were not material) result from the following transactions (in thousands):

1995                                                                                               GAIN
-----------------------------------------------------------------------------------------------  ---------
Sale of Fountainview retirement center for cash of approximately $18,000.......................  $   5,149
Sale of economic interest in legal claim for cash of $1,085....................................        654
Sale of rights to the interest on escrow funds for cash of $1,140..............................      1,140
Other..........................................................................................          7
                                                                                                 ---------
                                                                                                 $   6,950
                                                                                                 ---------

                             GREENBRIAR CORPORATION

NOTE K--SALES OF ASSETS (CONTINUED)
    The sale of the economic interest in a legal claim resulted from a claim the Company held against Wespac Investors Trust III ("Wespac") based upon an award of legal fees following a protracted lawsuit. Wespac subsequently filed for protection under Chapter 11 of the Bankruptcy Code. The Company then sold its claim for $1,085,000. The buyer required the acquisition of the interest of an unrelated 49% Wespac shareholder as a condition precedent to the purchase of the claim. To facilitate the transaction, the Company acquired the 49% equity interest from the shareholder and immediately conveyed the interest to such buyer. The Company recorded a gain on the sale of its claim of $654,000, the excess of the proceeds of $1,085,000 over the Company's cost of the claim of $431,000.

    At December 31, 1996, the balance sheet reflects a deferred gain of $3,083,000. This gain resulted from the sale in 1991 of four nursing homes in exchange for notes receivable of $15,400,000. The original gain of $7,259,000 was deferred and is being accounted for by the installment method. Sales in previous years by the Company of some of the notes resulted in a reduction of the deferred gain to $3,083,000.

NOTE L--RELATED PARTY TRANSACTIONS

1995

    The Company purchased land from Sylvia Gilley for $221,000.

1996

    See Note B with respect to related party transactions for 1996.

NOTE M--CONTINGENCIES

SOUTHERN CARE CORP. LITIGATION

    The Company and a subsidiary, CareAmerica, Inc. (CareAmerica) are defendants in lawsuits brought by a corporation that purchased nursing homes from the Company in 1991. The plaintiff alleges mismanagement of the homes during the period that CareAmerica provided management services and, seeks damages in excess of $1,500,000, cancellation of $6,700,000 of mortgage notes payable to the Company and secured by the nursing homes, and recovery of interest payments made on the mortgage notes. The Company has filed a counterclaim for breach of the management contract and to confirm the indebtedness. The plaintiff terminated the contract and claimed that the mortgage notes had previously been discharged. The Company believes that the plaintiff's actions, including payments against the indebtedness, are inconsistent with the plaintiff's claims that the notes have been discharged. The Company intends to vigorously contest those lawsuits and pursue its counterclaims.

    In October 1996, the trial court granted plaintiff's motion for summary judgment on the issue of whether the indebtedness was discharged. A notice of appeal has been filed by the Company on that ruling and an appeal will be filed. The Company does not believe that the court's ruling is correct, and believes that it will prevail on its appeal, although there can be no assurance.

IRS AUDIT

    The Company's 1993 federal income tax return has been audited by the Internal Revenue Service (IRS). The IRS has assessed an additional tax liability of $321,000. Management of the Company believes that they are not liable for additional taxes and plan to contest the IRS assessment.

                             GREENBRIAR CORPORATION

NOTE M--CONTINGENCIES (CONTINUED)
OTHER LITIGATION

    The Company is also defendant in several other lawsuits arising in the ordinary course of business. Management of the Company is of the opinion that these lawsuits will not have a material effect on the consolidated results of operations or financial position of the Company.

NOTE N--FAIR VALUE OF FINANCIAL INSTRUMENTS

    The following methods and assumptions were used to estimate the fair value of each class of financial instruments for which it is practicable to estimate values at December 31, 1996:

    CASH AND CASH EQUIVALENTS--The carrying amount approximates fair value because of the short maturity of these instruments.

    INVESTMENT IN SECURITIES--The investment in securities consists of convertible preferred stock of private companies. Fair value, based on estimated future discounted cash flows, approximates carrying value.

    MORTGAGE NOTES RECEIVABLE--The mortgage notes receivable consist primarily of $6,700,000 of notes with a stated interest rate of 14% due in 2021 from Southern Care Corp., the plaintiff in the lawsuit discussed in Note M. The obligor has brought suit to cancel the notes, and as a result, future cash flows are not predictable. Management believes the value of the underlying collateral is adequate to recover the carrying value of the note.

    LONG-TERM DEBT--The fair value of the Company's long-term debt is estimated based on market rates for the same or similar issues. The carrying amount of long-term debt approximates its fair value.

    ACCOUNTS RECEIVABLE AND PAYABLE--The carrying amount approximates fair value because of their short maturity.

    The estimated fair value of the Company's financial instruments are as follows (in thousands):

                                                                                              DECEMBER 31, 1996
                                                                                            ----------------------
                                                                                             CARRYING      FAIR
                                                                                              AMOUNT      VALUE
                                                                                            ----------  ----------
Financial assets
  Cash and cash equivalents...............................................................  $    2,784  $    2,784
  Accounts receivable--trade..............................................................         561         561
  Investment in securities................................................................       4,086       4,086
  Mortgages receivable....................................................................       8,768       8,768

Financial liabilities
  Accounts payable--trade.................................................................      (1,588)     (1,588)
  Notes payable--stockholder..............................................................        (930)       (930)
  Long-term debt collateralized by properties under contract of sale......................        (901)       (901
  Long-term debt..........................................................................     (56,305)    (56,305)

                             GREENBRIAR CORPORATION

NOTE O--NOTES RECEIVABLE

STOCK PURCHASE NOTES

                                                                                                     DECEMBER 31,
                                                                                                         1996
                                                                                                    (IN THOUSANDS)
                                                                                                    ---------------
Related party
  Note from James R. Gilley, chief executive officer, principal and interest at 5-1/2%, due
    November 2003.................................................................................     $   2,250
  Note from W. Michael Gilley, executive vice-president/director, noninterest-bearing and due in
    December 1999.................................................................................           188
Other.............................................................................................           135
                                                                                                          ------
                                                                                                       $   2,573
                                                                                                          ------

    All stock purchase notes are collateralized by common stock of the Company and are presented in the balance sheet as a deduction from stockholders' equity.

MORTGAGE NOTES

                                                                                                     DECEMBER 31,
                                                                                                         1996
                                                                                                    (IN THOUSANDS)
                                                                                                    ---------------
Notes receivable from a corporation, collateralized by a third lien on real property, interest at
  14% due annually, principal due in 2021.........................................................     $   6,700
Note receivable from a corporation, collateralized by its common stock, interest at prime plus 1%
  (effective rate of 9.25% at December 31, 1996) due quarterly, principal due in annual installments equal to the lesser of 25% of its net earnings or $400,000 through maturity in
  2000............................................................................................         2,000
Other.............................................................................................            68
                                                                                                          ------
                                                                                                       $   8,768
                                                                                                          ------
                                                                                                          ------

    In connection with certain litigation in which the Company is defendant (see Note M), the maker of the $6,700,000 note stopped making the interest payments required under the note. As a result, the Company ceased recording the accrual of interest income. Had the Company been accruing interest on this note, the amount recognized would have been approximately $900,000 in 1996 and 1995. No interest income was recognized on this note in 1996 or 1995.

    Based on the value of the underlying collateral at December 31, 1996, no impairment reserve is required for this note.

NOTE P--FOURTH QUARTER ADJUSTMENTS

    During the fourth quarter of 1996, the Company wrote off certain offering costs of approximately $670,000 and notes receivable of approximately $400,000. Additionally, the Company made other adjustments reducing earnings by approximately, $200,000.

                             GREENBRIAR CORPORATION

NOTE P--FOURTH QUARTER ADJUSTMENTS (CONTINUED)
    During the fourth quarter of 1995, the Company made an adjustment to reduce the deferred tax valuation allowance by $1,895,000.

    The adjustments to the deferred tax valuation allowance resulted from assessments made by the Company of its expected future taxable income available to absorb its net operating loss carryforwards.

EXHIBIT INDEX

EXHIBIT NUMBER DESCRIPTION

EXHIBIT    DESCRIPTION
---------  -------------------------------------------------------------------------------------------------------
(2)(a)     Amended and Restated Articles of Incorporation of Registrant
(2)(b)*    Bylaws of Registrant
(3)(a)     Amended and Restated Articles of Incorporation filed as Exhibit (2)(a)
(3)(b)*    Bylaws filed as Exhibit (2)(b)
(3)(c)*    Specimen Common Stock certificate
(3)(d)*    Form of Certificate of Designations, Preferences and Rights of Preferred Stock relating to Registrant's
           Series A Senior Convertible/Exchangeable Preferred Stock
(3)(e)*    Form of Certificate of Designations, Preferences and Rights of Preferred Stock relating to Registrant's
           Series B Junior Preferred Stock
(3)(f)*    Form of Certificate of Designations, Preferences and Rights of Preferred Stock relating to Registrant's
           Series C Junior Preferred Stock
(3)(g)*    Form of Registration Rights Agreement between the Registrant and the holders of Series C Junior
           Preferred Stock
(6)(a)*    Form of Distribution Agreement to be entered into between Greenbriar Corporation and Registrant
(6)(b)     Form of Assignment and Assumption Agreement to be entered into between Greenbriar Corporation and
           Registrant, and consented to by Paul W. Dendy
(6)(c)     Form of Assignment and Assumption Agreement to be entered into between Greenbriar Corporation and
           Registrant, and consented to by Gene S. Bertcher
(6)(d)     Form of Assignment and Assumption Agreement to be entered into between Greenbriar Corporation and
           Registrant, and consented to by James R. Gilley
(6)(e)     Form of Management Services Agreement to be entered into between Greenbriar Corporation and Registrant
(6)(f)     Form of Facilities Operating Lease
(6)(g)     Form of Unconditional and Continuing Lease Guaranty to be entered into between Registrant and
           Greenbriar Corporation
(6)(h)*    Form of Stock Purchase Agreement by and among Registrant, Greenbriar Corporation and Lone Star
           Opportunity Fund
(6)(i)     Form of Lease Agreement by and between Registrant and Greenbriar Corporation
(6)(j)     Form of Agreement for Right of First Refusal and Other Matters by and between Registrant and Greenbriar
           Corporation
(6)(k)     Employment Agreements of James R. Gilley and Gene S. Bertcher dated December 31, 1996 (incorporated by reference to Exhibit 10.37 to Greenbriar Corporation's Annual Report on Form 10-KSB for the year ended
           December 31, 1996)
(6)(l)     Employment Agreement dated March 15, 1996 by and between Greenbriar Corporation and Paul W. Dendy, as amended
(6)(m)     Form of the Registrant's 1997 Stock Option Plan
(6)(n)*    Form of Stock Options Agreement under the Registrant's 1997 Stock Option Plan

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*   To be filed by amendment